    As filed with the Securities and Exchange Commission on January 22, 1998.
                                                     Registration No. 333-_____

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                            -----------------------

                                    FORM S-6

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

                            -----------------------

                    NATIONAL VARIABLE LIFE INSURANCE ACCOUNT
                             (Exact name of trust)

                        NATIONAL LIFE INSURANCE COMPANY
                              (Name of depositor)
                            One National Life Drive
                           Montpelier, Vermont  05604
         (Complete address of depositor's principal executive offices)

                            -----------------------

                               D. Russell Morgan
                                    Counsel
                        National Life Insurance Company
                            One National Life Drive
                           Montpelier, Vermont  05604
                (Name and complete address of agent for service)

                            -----------------------

                                    Copy to:
                             Stephen E. Roth, Esq.
                          Sutherland, Asbill & Brennan
                         1275 Pennsylvania Avenue, N.W.
                          Washington, D.C.  20004-2404


                            -----------------------


                APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

As soon as practicable after the effective date of the Registration Statement.


                    TITLE OF SECURITIES BEING REGISTERED:

          Last survivor flexible premium adjustable benefit variable life insurance policies.

     The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                    NATIONAL VARIABLE LIFE INSURANCE ACCOUNT
                      THE NATIONAL LIFE INSURANCE COMPANY

                Cross Reference to Items Required by Form N-8B-2

N-8B-2 ITEM               CAPTION IN PROSPECTUS
-----------               ---------------------
1                         Cover Page
2                         Cover Page
3                         Not applicable
4                         Distribution of Policies
5                         The Separate Account
6                         The Separate Account
7                         Not applicable
8                         Not applicable
9                         Legal Matters
10                        Summary Description of the Policy; Payment and Allocation of Premiums; Policy Rights; Other Policy
                          Provisions; Changes in Applicable Law, Funding or Otherwise; Voting Rights
11                        The Market Street Fund; Variable Insurance Products Fund and Variable Insurance Products Fund II;
                          Alger American Fund; Strong Variable Insurance Funds, Inc. and Strong Opportunity Fund II, Inc.;
                          Van Eck Worldwide Insurance Trust
12                        The Market Street Fund; Variable Insurance Products Fund and Variable Insurance Products Fund II;
                          Alger American Fund; Strong Variable Insurance Funds, Inc. and Strong Opportunity Fund II, Inc.;
                          Van Eck Worldwide Insurance Trust
13                        Charges and Deductions
14                        Payment and Allocation of Premiums
15                        Payment and Allocation of Premiums
16                        The Market Street Fund; Variable Insurance Products Fund and Variable Insurance Products Fund II;
                          Alger American Fund; Strong Variable Insurance Funds, Inc. and Strong Opportunity Fund II, Inc.;
                          Van Eck Worldwide Insurance Trust
17                        Surrender Privilege; Withdrawal of Cash Surrender Value
18                        The Separate Account
19                        Policy Reports
20                        Not Applicable
21                        Loan Privileges
22                        Not applicable
23                        Not applicable
24                        Not applicable
25                        National Life Insurance Company
26                        Not applicable
27                        National Life Insurance Company
28                        Officers and Directors of National Life
29                        Not applicable
30                        Not applicable
31                        Not applicable
32                        Not applicable
33                        Not applicable
34                        Not applicable

35                        Not applicable
36                        Not applicable
37                        Not applicable
38                        Distribution of Policies
39                        Distribution of Policies
40                        Distribution of Policies
41                        Not applicable
42                        Not applicable
43                        Not applicable
44                        Accumulated Value
45                        Not applicable
46                        Not applicable
47                        National Life Insurance Company, The Separate Account, The Funds
48                        Not applicable
49                        Not applicable
50                        The Separate Account
51                        Payment and Allocation of Premiums; Death Benefit; Distribution of Policies
52                        Changes in Applicable Law, Funding and Otherwise
53                        Not applicable
54                        Not applicable
55                        Appendix A - Illustration of Death Benefits, Accumulated Values and Cash Surrender Values
56                        Not applicable
57                        Not applicable
58                        Not applicable
59                        Financial Statements

                                     PART I

                       Information Required in Prospectus

(logo)                                                               PROSPECTUS
                            Sentinel Estate Builder

LAST SURVIVOR FLEXIBLE PREMIUM ADJUSTABLE BENEFIT VARIABLE LIFE INSURANCE POLICY
                                   ISSUED BY
                        NATIONAL LIFE INSURANCE COMPANY
              One National Life Drive, Montpelier, Vermont  05604
                          Telephone: 800-537-7003

         This Prospectus describes the Sentinel Estate Builder Policy, a last survivor flexible premium adjustable benefit variable life insurance policy (the "Policy") offered by National Life Insurance Company ("National Life"). The Policy has an insurance component and an investment component. The primary purpose of the Policy is to provide insurance coverage which will provide a death benefit on the death of the last to die of two specified Insureds. It is designed to provide considerable flexibility in connection with premium payments, investment options, and death benefits. It does so by giving the owner of a Policy (the "Owner") the right, within limits, to vary the frequency and amount of premium payments (after the initial premium), to allocate Net Premiums among investment alternatives with different investment objectives and (after the first Policy Year) to increase or decrease the Death Benefit payable under the Policy.

      After certain deductions are made, Net Premiums are allocated to the National Variable Life Insurance Account, a separate account of National Life (the "Variable Account") or to the Fixed Account (which pays interest at declared rates guaranteed to equal or exceed 4%) or both. The Variable Account has eighteen Subaccounts, the assets of which are used to purchase shares of a designated corresponding mutual fund portfolio (each, a "Portfolio") that is part of one of the following funds (each, a "Fund"): the Market Street Fund, Inc. (the "Market Street Fund"), managed by Sentinel Advisors Company, except as to the International Portfolio, which is managed by Providentmutual Investment Management Company, the Variable Insurance Products Fund and the Variable Insurance Products Fund II, managed by Fidelity Investments, the Alger American Fund, managed by Fred Alger Management, Inc., the Strong Growth Fund II and Strong Opportunity Fund II, managed by Strong Capital Management, Inc., and the Van Eck Worldwide Bond Fund, managed by Van Eck Associates Corporation.

         The portion of the Accumulated Value in the Subaccounts will vary with the investment experience of the corresponding Portfolios. The Owner bears the entire investment risk for all amounts allocated to the Variable Account; there is no guaranteed minimum Accumulated Value for the Variable Account, and Cash Surrender Value may be more or less than premiums paid.

         The accompanying Prospectuses for the Funds describe the investment objectives and the attendant risks of the Portfolios.

         The Accumulated Value will reflect the Monthly Deductions, including the Variable Account Charge and certain other fees and charges. Also, a Surrender Charge may be imposed if, during the first 10 Policy Years, the Policy lapses or is surrendered. Generally, during the first five Policy Years the Policy will remain in force as long as the Cumulative Minimum Monthly Premium is paid or the Cash Surrender Value is sufficient to pay Monthly Deductions imposed in connection with the Policy. After the fifth Policy Year, whether the Policy remains in force depends upon whether the Cash Surrender Value is sufficient to pay the Monthly Deductions under the Policy, unless the optional Guaranteed Death Benefit Rider has been purchased and the Cumulative Guarantee Premiums has been paid in accordance with such Rider.

         It may not be advantageous to purchase a Policy as a replacement for another type of life insurance or as a means to obtain additional protection if the purchaser already owns a life insurance policy.

                            -----------------------

THIS PROSPECTUS MUST BE ACCOMPANIED OR PRECEDED BY CURRENT PROSPECTUSES FOR THE FUNDS LISTED ABOVE.

                            -----------------------

PLEASE READ THIS PROSPECTUS CAREFULLY AND RETAIN IT FOR FUTURE REFERENCE.

                            -----------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            -----------------------

SHARES OF THE FUNDS AND INTERESTS IN THE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, A BANK, AND THE SHARES AND INTERESTS ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.

                       Prospectus dated __________, 1998

                              TABLE OF CONTENTS

                                                                                                      PAGE
Definitions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Summary Description of the Policy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         The Policy Offered . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         The Variable Account . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Availability of Policy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         The Death Benefit  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Flexibility to Adjust Amount of Death Benefit  . . . . . . . . . . . . . . . . . . . . . .
         Accumulated Value  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Allocation of Net Premiums . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Transfers  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Free-Look Privilege  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Charges Assessed in Connection with the Policy . . . . . . . . . . . . . . . . . . . . . .
                 Summary of Policy Expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Premium Expense Charge   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Surrender Charge . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Withdrawal Charge  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Monthly Deductions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Transfer Charge  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Projection Report Charge . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Other Charges  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Policy Lapse and Reinstatement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Loan Privilege . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Withdrawal of Cash Surrender Value . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Surrender of the Policy  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Available Automated Fund Management Features . . . . . . . . . . . . . . . . . . . . . . .
         Optional Benefits  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Tax Treatment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Illustrations of Death Benefits, Accumulated Value and Cash Surrender Value  . . . . . . .

National Life Insurance Company, The Variable Account, and The Funds  . . . . . . . . . . . . . . .
         National Life Insurance Company  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         The Variable Account . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         The Market Street Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 The Growth Portfolio . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 The Sentinel Growth Portfolio  . . . . . . . . . . . . . . . . . . . . . . . . . .
                 The Aggressive Growth Portfolio  . . . . . . . . . . . . . . . . . . . . . . . . .
                 The Bond Portfolio . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 The Managed Portfolio  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 The International Portfolio  . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 The Money Market Portfolio . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Variable Insurance Products Fund and Variable Insurance Products Fund II . . . . . . . . .
                 Equity-Income Portfolio  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Growth Portfolio . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 High Income Portfolio  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Overseas Portfolio . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Index 500 Portfolio. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Contrafund Portfolio . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Alger American Fund  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Alger American Small Capitalization Portfolio  . . . . . . . . . . . . . . . . . .
                 Alger American Growth Portfolio  . . . . . . . . . . . . . . . . . . . . . . . . .
         Strong Variable Insurance Funds, Inc.  . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Growth Fund II . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Strong Opportunity Fund II . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Van Eck Worldwide Insurance Trust  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Worldwide Bond Fund  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Termination of Participation Agreements  . . . . . . . . . . . . . . . . . . . . . . . . .

                                                                                                      PAGE
         Resolving Material Conflicts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         The Fixed Account Account  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Detailed Description of Policy Provisions . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Death Benefit  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Death Benefit Options  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Option A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Option B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Which Death Benefit Option to Choose . . . . . . . . . . . . . . . . . . . . . . .
                 Change in Death Benefit Option . . . . . . . . . . . . . . . . . . . . . . . . . .
                 How the Death Benefit May Vary . . . . . . . . . . . . . . . . . . . . . . . . . .
         Ability to Adjust Face Amount  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Increase . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Decrease . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         How the Duration of the Policy May Vary  . . . . . . . . . . . . . . . . . . . . . . . . .
         Accumulated Value  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Determination of Number of Units for the Variable Account  . . . . . . . . . . . .
                 Determination of Unit Value  . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Net Investment Factor  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Calculation of Accumulated Value . . . . . . . . . . . . . . . . . . . . . . . . .
         Payment and Allocation of Premiums . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Issuance of a Policy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Amount and Timing of Premiums  . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Premium Limitations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Allocation of Net Premiums . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Transfers  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Policy Lapse . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Reinstatement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Specialized Uses of the Policy . . . . . . . . . . . . . . . . . . . . . . . . . .
Charges and Deductions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Premium Expense Charge . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Surrender Charges  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Monthly Deductions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Cost of Insurance Charge . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Cost of Insurance Rate . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Rate Class . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Variable Account Charge  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Monthly Administrative Charge  . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Optional Benefit Charges . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Withdrawal Charge  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Transfer Charge  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Projection Report Charge . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Other Charges  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

                                                                                                      PAGE
Policy Rights
         Loan Privileges  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Interest Rate Charged  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Allocation of Loans and Collateral . . . . . . . . . . . . . . . . . . . . . . . .
                 Interest Credited to Amounts Held as Collateral  . . . . . . . . . . . . . . . . .
                 Preferred Policy Loans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Effect of Policy Loan  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Loan Repayments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Lapse With Loans Outstanding . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Tax Considerations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Surrender Privilege  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Withdrawal of Cash Surrender Value . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Option A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Option B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Free-Look Privilege  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Telephone Transaction Privilege  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Special Transfer Rights  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Transfer Right for Policy  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Transfer Right for Change in Investment Policy
         Available Automated Fund Management Features . . . . . . . . . . . . . . . . . . . . . . .
                 Dollar Cost Averaging  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Portfolio Rebalancing  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

The Fixed Account . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Minimum Guaranteed and Current Interest Rates  . . . . . . . . . . . . . . . . . . . . . .
                 Calculation of Non-loaned Accumulated Value in the Fixed Account . . . . . . . . .
         Transfers from Fixed Account . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Other Policy Provisions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Indefinite Policy Duration . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Payment of Policy Benefits . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 The Contract . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Ownership  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Beneficiary  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Change of Owner and Beneficiary  . . . . . . . . . . . . . . . . . . . . . . . . .
                 Split Dollar Arrangements  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Assignments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Misstatement of Age and Sex  . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Suicide  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Incontestability . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Arbitration  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Dividends  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Correspondence . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Settlement Options . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Payment of Interest Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Payments for a Stated Time . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Payments for Life  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Payments of a Stated Amount  . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Life Annuity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Joint and Two Thirds Annuity . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 50% Survivor Annuity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

                                                                                                      PAGE
Optional Benefits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Guaranteed Death Benefit . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Additional Protection Benefit  . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Policy Split Option  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Estate Protection Rider  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Term Rider . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Continuing Coverage Rider  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Enhanced Death Benefit Rider . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Automatic Increase Rider . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Federal Income Tax Considerations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Introduction . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Tax Status of the Policy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Tax Treatment of Policy Benefits . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 In General . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Modified Endowment Contracts . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Distributions from Policies Classified as Modified Endowment Contracts . . . . . .
                 Distributions from Policies Not Classified as Modified Endowment Contracts . . . .
                 Policy Loan Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Investment in the Policy . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Multiple Policies  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Possible Charge for National Life's Taxes  . . . . . . . . . . . . . . . . . . . . . . . .

Voting Rights . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Changes in Applicable Law, Funding and Otherwise
Officers and Directors of National Life . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Distribution of Policies  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Policy Reports  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
State Regulation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Appendix A-Illustration of Death Benefits, Accumulated Values and
         Cash Surrender Values  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-1

Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   F-1


THE POLICY MAY NOT BE AVAILABLE IN ALL JURISDICTIONS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. IF GIVEN, SUCH INFORMATION OR REPRESENTATIONS SHOULD NOT BE RELIED ON.

THE PRIMARY PURPOSE OF THIS VARIABLE LIFE INSURANCE POLICY IS TO PROVIDE INSURANCE PROTECTION. NO CLAIM IS MADE THAT THE POLICY IS IN ANY WAY SIMILAR OR COMPARABLE TO AN INVESTMENT IN A MUTUAL FUND.

                                  DEFINITIONS

ACCUMULATED VALUE                           The sum of the Policy's values in the Variable Account and the Fixed Account.

ADDITIONAL COVERAGE                         One of the two types of coverage of which the Face Amount is comprised, which is provided by the Additional Protection Benefit Rider; the other type of coverage is the
                                            Basic Coverage.

ADDITIONAL PROTECTION BENEFIT RIDER         An optional benefit that may be included in the Policy at the Owner's option, which provides Additional Coverage.

ATTAINED AGE                                The Issue Age of the Insured plus the number of full Policy Years which have passed since the Date of Issue.

BASIC COVERAGE                              One of the two types of coverage of which the Face Amount is comprised; the other type is Additional Coverage, provided by the Additional Protection Benefit Rider.

BENEFICIARY                                 The person(s) or entity(ies) designated to receive all or some of the Death Benefit on the death of the last to die of the two.  The Beneficiary is designated in the application or if subsequently changed, as shown in the latest change filed with
                                            National Life.  The interest of any Beneficiary who dies before the last to die of the two Insureds shall vest in the Owner unless otherwise stated.

CASH SURRENDER VALUE                        The Accumulated Value minus any applicable Surrender Charge, and minus any outstanding
                                            Policy loans and accrued interest on such loans.

COLLATERAL                                  The portion of the Accumulated Value in the Fixed Account which secures the amount of any Policy loan.

CODE                                        The Internal Revenue Code of 1986, as amended.

CUMULATIVE GUARANTEE PREMIUM                The sum of the Monthly Guarantee Premiums in effect on each Monthly Policy Date since the Date of Issue (including the current month), plus all Withdrawals and outstanding
                                            Policy loans and accrued interest.

CUMULATIVE MINIMUM MONTHLY PREMIUM          The sum of the Minimum Monthly Premiums in effect on each Monthly Policy Date since the Date of Issue (including the current month), plus all Withdrawals and outstanding
                                            Policy loans and accrued interest.

DAC TAX                                     A tax attributable to Specified Policy Acquisition Expenses under Section 848 of the
                                            Code.

DATE OF ISSUE                               The date on which the Policy is issued, which is set forth in the Policy.  It is used to determine Policy Years, Policy Months and Monthly Policy Dates, as well as to measure suicide and contestable periods.

DEATH BENEFIT                               The Policy's Unadjusted Death Benefit, plus any dividends payable, plus any relevant additional benefits provided by a supplementary benefit Rider, less any outstanding
                                            Policy loan and accrued interest, and less any unpaid Monthly Deductions.

DURATION                                    The number of full years the insurance has been in force; for the Initial Face Amount, measured from the Date of Issue; for any increase in Face Amount, measured from the effective date of such increase.

FACE AMOUNT                                 The Initial Face Amount plus any increases in Face Amount and minus any decreases in
                                            Face Amount.  The Face Amount is the sum of the Basic Coverage and the Additional
                                            Coverage.

FIXED ACCOUNT                               The account which holds the assets of National Life which are available to support its insurance and annuity obligations.

GRACE PERIOD                                A 61-day period measured from the date on which notice of pending lapse is sent by
                                            National Life, during which the Policy will not lapse and insurance coverage continues.
                                            To prevent lapse, the Owner must during the Grace Period make a premium payment equal to the sum of any amount by which the past Monthly Deductions have been in excess of Cash
                                            Surrender Value, plus three times the Monthly Deduction due the date the Grace Period began.

GUARANTEED DEATH BENEFIT
RIDER                                       An optional Rider that will guarantee that the Policy will not lapse either prior to the younger Insured's Attained Age 80, or for the entire lifetimes of the Insureds, whichever is elected by the Owner, regardless of investment performance, if the
                                            Cumulative Guarantee Premium has been paid as of each Monthly Policy Date.

HOME OFFICE                                 National Life's Home Office at National Life Drive, Montpelier, Vermont 05604.

INITIAL FACE AMOUNT                         The Face Amount of the Policy on the Date of Issue.  The Face Amount may be increased or decreased after the first Policy Year.

INSUREDS                                    The persons upon whose lives the Policy is issued.

ISSUE AGE                                   The age of an Insured at his or her birthday nearest the Date of Issue.  The Issue Ages are stated in the Policy.

JOINT AGE                                   The age assigned to the Policy, based on characteristics of the two Insureds, used in the calculation of the Target Premium.  The Joint Age is set forth in the Policy.

MINIMUM BASIC COVERAGE AMOUNT               The Minimum Basic Coverage Amount is $10,000.

MINIMUM INITIAL PREMIUM                     The minimum premium required to issue a Policy.  It is equal to two times the Minimum
                                            Monthly Premium, or if the Guaranteed Death Benefit Rider applies to the Policy, two times the Monthly Guarantee Premium.

MINIMUM MONTHLY PREMIUM                     The monthly premium which, if paid, will guarantee that the Policy will stay in force during the first five Policy years.  This amount, which includes any substandard charges and any applicable Rider charges, is determined separately for each Policy, based on the requested Initial Face Amount, and the Issue Ages, sexes and Rate Classes of the
                                            Insureds, and the Death Benefit Option selected.  The premium is stated in the Policy and will be restated upon changes in coverage.

MONTHLY ADMINISTRATIVE
CHARGE                                      A charge included in the Monthly Deduction, which is intended to reimburse National
                                            Life for ordinary administrative expenses and distribution expenses.

MONTHLY DEDUCTION                           The amount deducted from the Accumulated Value on each Monthly Policy Date.  It includes the Variable Account Charge, the Monthly Administrative Charge, the Cost of Insurance
                                            Charge, and the monthly cost of any benefits provided by Riders.

MONTHLY GUARANTEE PREMIUM                   The monthly premium level which will keep the Guaranteed Death Benefit Rider in force.
                                            If the Guaranteed Death Benefit Rider applies only until the younger Insured's Attained
                                            Age 80, then the Monthly Guarantee Premium will be less than if the Owner elects to have the Guaranteed Death Benefit Rider apply for the entire lifetimes of the two Insureds.
                                            If the Guaranteed Death Benefit Rider applies to a Policy, the Monthly Guarantee Premium will be stated in the Policy.

MONTHLY POLICY DATE                         The day in each calendar month which is the same day of the month as the Date of Issue, or the last day of any month having no such date, except that whenever the Monthly
                                            Policy Date would otherwise fall on a date other than a Valuation Day, the Monthly
                                            Policy Date will be deemed to be the next Valuation Day.

NET AMOUNT AT RISK                          The amount by which the Unadjusted Death Benefit exceeds the Accumulated Value.

NET PREMIUM                                 The remainder of a premium after the deduction of the Premium Expense Charge.

OWNER                                       The person(s) or entity(ies) entitled to exercise the rights granted in the Policy.

PLANNED PERIODIC PREMIUM                    The premium amount which the Owner plans to pay at the frequency selected.  The Owner may request a reminder notice and may change the amount of the Planned Periodic Premium.
                                            The Owner is not required to pay the designated amount.

POLICY ANNIVERSARY                          The same day and month as the Date of Issue in each later year.

POLICY YEAR                                 A year that starts on the Date of Issue or on a Policy Anniversary.

PREMIUM EXPENSE CHARGE                      A charge deducted from each premium payment which has two parts: one to cover the cost of state and local premium taxes, and the federal DAC Tax, and the other to cover distribution expenses incurred in connection with the Policies.

RATE CLASS                                  The classification of the Insured for cost of insurance purposes.  The Rate Classes are:
                                            preferred nonsmoker; nonsmoker; preferred smoker; smoker; and substandard and uninsurable.

RIDERS                                      Optional benefits that an Owner may elect to add to the Policy at an additional cost.

SURRENDER CHARGE                            The amount deducted from the Accumulated Value of the Policy upon lapse or surrender during the 10 Policy Years.  The Surrender Charge is shown in the Policy.

TARGET PREMIUM                              The premium used in the determination of the amount of the Premium Expense Charge and the Surrender Charge.  This amount is shown in each Policy and is discussed in Appendix
                                            B to this Prospectus.

UNADJUSTED DEATH BENEFIT                    Under Option A, the greater of the Face Amount or the applicable percentage of the
                                            Accumulated Value on the date of death; under Option B, the greater of the Face Amount plus the Accumulated Value on the date of death, or the applicable percentage of the
                                            Accumulated Value on the date of death.  The Death Benefit Option is selected at time of application but may be later changed.

VALUATION DAY                               Each day that the New York Stock Exchange is open for business other than the day after
                                            Thanksgiving and any day on which trading is restricted by directive of the Securities and Exchange Commission.  Unless otherwise indicated, whenever under a Policy an event occurs or a transaction is to be effected on a day that is not a Valuation Date, it will be deemed to have occurred on the next Valuation Date.

VALUATION PERIOD                            The time between two successive Valuation Days.  Each Valuation Period includes a
                                            Valuation Day and any non-Valuation Day or consecutive non-Valuation Days immediately preceding it.

WITHDRAWAL                                  A payment made at the request of the Owner pursuant to the right in the Policy to withdraw a portion of the Cash Surrender Value of the Policy.  The Withdrawal Charge
                                            will be deducted from the Withdrawal Amount.

                       SUMMARY DESCRIPTION OF THE POLICY

         The following summary of the Policy provisions should be read in conjunction with the detailed information appearing elsewhere in this Prospectus. Unless otherwise noted, this Prospectus assumes at least one of the Insureds is alive.

THE POLICY OFFERED

         The Sentinel Estate Builder last survivor flexible premium adjustable benefit variable life insurance policy offered by this Prospectus is issued by National Life. The Policy allows the Owner, subject to certain limitations, to make premium payments in any amount and at any frequency. As long as the Policy remains in force, it will provide for:

         (1) Life insurance coverage which will provide a death benefit on the death of the last to die of two named Insureds;

         (2)     A Cash Surrender Value;

         (3)     Surrender and Withdrawal rights and Policy loan privileges; and

         (4)     A variety of additional insurance benefits.

         The Policy described in this Prospectus is designed to provide insurance coverage to help lessen the economic loss resulting from the deaths of the two Insureds. It is not offered primarily as an investment. Life insurance is not a short-term investment. Prospective Owners should consider their need for survivorship insurance coverage and the Policy's investment potential on a long-term basis.

         The Policy is called "flexible premium" because there is no fixed schedule for premium payments, even though the Owner may establish a schedule of Planned Periodic Premiums. The Policy is described as "adjustable benefit" because the Owner may, after the first Policy Year and within limits, increase or decrease the Face Amount and may change the Death Benefit Option. The Policy is called "last survivor" because it pays its Death Benefit on the death of the last to die of two named Insureds. The Policy is called "variable" because, unlike a fixed benefit whole life insurance policy, the Death Benefit under the Policy may, and its Accumulated Value will, vary to reflect the investment performance of the chosen subaccounts of the Variable Account, and the crediting of interest to the Fixed Account, as well as other factors.

         The failure to pay Planned Periodic Premiums will not itself cause the Policy to lapse. Conversely, the payment of premiums in any amount or frequency will not necessarily guarantee that the Policy will remain in force. In general, the Policy will lapse if the Cash Surrender Value is insufficient to pay the Monthly Deduction. During the first five Policy Years, the Policy will not lapse, even if the Cash Surrender Value is insufficient to pay the Monthly Deductions, so long as the Cumulative Minimum Monthly Premium has been paid. In addition, if the optional Guaranteed Death Benefit Rider has been purchased, the Policy will not lapse, either prior to the younger Insured's Attained Age 80, or for the entire lifetimes of the two Insureds, as the Owner elects, even if the Cash Surrender Value is insufficient to pay the Monthly Deductions, so long as the Cumulative Guarantee Premium has been paid. The Monthly Guarantee Premium, and therefore the Cumulative Guarantee Premium, will be higher for Guaranteed Death Benefit Riders which apply for the entire lifetimes of the two Insureds, than for such Riders which apply until the younger Insured's Attained Age 80.

         A prospective Owner who already has life insurance coverage should consider whether or not changing or adding to existing coverage would be advantageous. Generally it is not advisable to purchase another policy as a replacement for an existing policy.

THE VARIABLE ACCOUNT

         The Variable Account is divided into Subaccounts, eighteen of which are available under the Policy. The assets of each Subaccount are used to purchase shares of a designated corresponding Portfolio that is part of one of the following Funds: the

Market Street Fund, the Variable Insurance Products Fund, the Variable Insurance Products Fund II the Alger American Fund, the Strong Variable Insurance Funds, Inc., the Strong Opportunity Fund II, and the Van Eck Worldwide Insurance Trust. There is no assurance that the investment objectives of a particular Portfolio will be met. The Owner bears the entire investment risk of amounts allocated to the Variable Account.

AVAILABILITY OF POLICY

         This Policy can be issued for Insureds from Issue Ages 20 to 90. The minimum amount of Basic Coverage for a Policy is $10,000. Before issuing a Policy, National Life will require that the proposed Insureds meet certain underwriting standards satisfactory to National Life. The Rate Classes available are Preferred Nonsmoker, Nonsmoker, Preferred Smoker, Smoker, Substandard and Uninsurable. An Insured may be assigned to an Uninsurable Rate Class where he or she would not be insurable for single life coverage. (See "Issuance of a Policy," Page ____.)

THE DEATH BENEFIT

         As long as the Policy remains in force, National Life will pay the Death Benefit to the Beneficiary upon receipt of due proof of the death of both of the Insureds. The Death Benefit will consist of the Policy's Unadjusted Death Benefit, plus any dividends payable, plus any relevant additional benefits provided by a supplementary benefit Rider (other than the Additional Protection Benefit Rider, the benefit from which is included in the Face Amount of the Policy), less any outstanding Policy loan and accrued interest, and less any unpaid Monthly Deductions.

         There are two Death Benefit Options available. Death Benefit Option A provides for the greater of (a) the Face Amount and (b) the applicable percentage of the Accumulated Value. Death Benefit Option B provides for the greater of (a) the Face Amount plus the Accumulated Value and (b) the applicable percentage of the Accumulated Value. (See "Death Benefit Options," Page ____.)

         There are two types of coverage available under the Policy - Basic Coverage and Additional Coverage. See "Death Benefit," Page ____.

FLEXIBILITY TO ADJUST AMOUNT OF DEATH BENEFIT

         After the first Policy Year, the Owner has significant flexibility to adjust the Death Benefit by changing the Death Benefit Option or by increasing or decreasing the Face Amount of the Policy. (See "Change in Death Benefit Option," Page ____, and "Ability to Adjust Face Amount," Page ____.)

         Any change in Death Benefit Option or in the Face Amount may affect the charges under the Policy. Any increase in the Face Amount will result in an increase in the Monthly Deductions. A decrease in Face Amount may also affect the Monthly Deductions. (See "Cost of Insurance," Page ____.)

         To the extent that a requested decrease in Face Amount would result in cumulative premiums exceeding the maximum premium limitations applicable under the Code for life insurance, National Life will not effect the decrease.

ACCUMULATED VALUE

         The Accumulated Value is the total amount of value held under the Policy at any time. It equals the sum of the amounts held in the Variable Account and the Fixed Account. (See "Calculation of Accumulated Value," Page ____.)

         The Accumulated Value in the Variable Account will reflect the investment performance of the chosen Subaccounts of the Variable Account, any Net Premiums paid, any transfers, any Withdrawals, any loans, any loan repayments, any loan interest paid or credited and any charges assessed in connection with the Policy. The Owner bears the entire investment risk for amounts allocated to the Variable Account. There is no guaranteed minimum for the portion of the Accumulated Value in the Variable Account. Accumulated Value in the Variable Account may be greater or less than the Net Premiums allocated to the Variable Account.

         The Fixed Account earns interest at rates National Life declares in advance for specific periods. The rates are guaranteed to equal or exceed 4%. The principal, after all deductions and charges, is also guaranteed.

The value of the Fixed Account will reflect any amounts allocated or transferred to it plus interest credited to it, less amounts deducted, transferred or withdrawn from it. (See "The Fixed Account," Page ____.)

         The Collateral portion of the Accumulated Value in the Fixed Account will reflect any amounts transferred from the Variable Account and/or non-loaned portion of the Fixed Account as collateral for Policy loans, plus interest at rates National Life declares of at least 4%. The Collateral will be reduced by loan repayments. (See "Loan Privileges," Page ____.)

         The Accumulated Value is relevant to the computation of the Death Benefit and the Monthly Deduction.

ALLOCATION OF NET PREMIUMS

         Except as described below, Net Premiums will generally be allocated to the Subaccounts of the Variable Account and the Fixed Account in accordance with the allocation percentages which are in effect for such premium when received at National Life's Home Office. These percentages will be those specified in the application or as subsequently changed by the Owner. Owners of Policies may choose among all eighteen Subaccounts of the Variable Account; however, National Life reserves the right to limit the number of different Subaccounts used in any Policy over its entire life to 17.

           Any portion of the initial Net Premium and any Net Premiums received during the free-look period that are designated to be allocated to the Variable Account will be allocated instead to the Money Market Subaccount. At the end of such period, the amount in the Money Market Subaccount (including investment experience) will be allocated to each of the chosen Subaccounts based on the proportion that the allocation percentage for such Subaccount bears to the sum of the Variable Account premium allocation percentages. For this purpose, National Life will assume that the free-look period ends 20 days after the date the Policy is issued. (See "Allocation of Net Premiums," Page ____.)

TRANSFERS

         The Owner may make transfers of the amounts in the Subaccounts of the Variable Account and Fixed Account between and among such accounts. Transfers between the Subaccounts of the Variable Account or into the Fixed Account will be made on the Valuation Day National Life receives the request. Transfers out of the Fixed Account are limited to the greater of $1,000 and 25% of Accumulated Value in the Fixed Account, and to one transfer per Policy Year. Currently transfers may be made without charge regardless of their frequency, and National Life has no present intent to impose a charge for transfers in the foreseeable future; however, National Life reserves the right, upon prior notice to Policy Owners, to impose in the future a charge of $25 on each transfer in excess of twelve transfers in any one Policy Year. (See "Transfers," Page ____.)

FREE-LOOK PRIVILEGE

         The Policy provides for an initial "free-look" period, during which the Owner may cancel the Policy and receive a refund equal to the gross premiums paid on the Policy. This free-look period ends 10 days after the Owner receives the Policy or at the end of such longer period provided by state law. To cancel the Policy, the Owner must return the Policy to National Life or to an agent of National Life within such time with a written request for cancellation. (See "Free-Look Privilege," Page ____.)

CHARGES ASSESSED IN CONNECTION WITH THE POLICY

        Summary of Policy Expenses.


           Transaction Expenses
                Premium Expense Charge (as a
                percentage of premiums paid)..............   3.40%, plus, for:
                ..........................................     Policy Years 1 to 10: 7% up to Target Premium,
                ..........................................     4% for premiums in excess of Target Premium
                ..........................................     Policy Years After Policy Year 10: 4%(1)
                Surrender Charge..........................   See below
                Withdrawal Charge.........................   Lesser of 2% or $25

----------------------
(1) National Life reserves the right to raise the Premium Expense Charge as a percentage of premiums paid in excess of the Target Premium to 3.40%, plus 5%. National Life also reserves the right after Policy Year 10 to charge a Premium Expense Charge of up to the maximum permitted during the first 10 Policy Years.

           Annual Charges
           Monthly Deductions
           Accumulated Value Charge.......................   Basic Coverage less than $1 million:         0.90%(2)
                ..........................................   Basic Coverage of $1 million to $2,999,999: 0.80%(2)
                Basic Coverage over $3 million:...........   0.75%(2)          Reduction in Accumulated Value
                Charge after Policy Year 10 to:...........   Basic Coverage less than $1 million:         0.35%(3)
                ..........................................   Basic Coverage of $1 million to $2,999,999: 0.30%(3)
                ..........................................   Basic Coverage over $3 million:              0.25%(3)
           Cost of Insurance Charge.......................   Varies by Issue Age, sexes, Rate Class, duration of the
                                                             Policy-See below
                Administrative Charge.....................   Policy Years 1 to 10: $180 plus $0.96 per $1000 of Basic
                ..........................................   Coverage per Policy Year(4)
                ..........................................   After Policy Year 10: $90 per Policy Year(5)
                Rider Charges.............................   See "Optional Benefits" on page        for charges
                ..........................................   applicable to optional Riders elected for a Policy

----------------------
(2) The Variable Account Charge applies to Accumulated Value held in the Variable Account. This charge does not apply to amounts held in the Fixed Account.

(3) This reduction is not guaranteed, except as required by the state of issue.

(4) This charge is increased by $.12 per $1000 of Basic Coverage per year for each Insured who is a smoker.

(5) National Life reserves the right to increase the annual Administrative Charge for Policy Years after Policy Year 10 up to an amount not to exceed $180 plus $0.96 per $1000 of Basic Coverage.

           Annual Charges of Underlying Funds (for the year ended December 31,
1996):

                                                           Management              Other                 Total
                                                           Fee, after              Expenses,             Expenses,
                                                           expense,                after expense         after expense
                                                           reimbursement           reimbursement         reimbursement
           Alger:
                Alger American Growth Portfolio            %                       %                     %
                Alger American Small Capitalization        %                       %                     %

           Market Street Fund, Inc.:
                Money Market Portfolio                     %                       %                     %
                Bond Portfolio                             %                       %                     %
                Managed Portfolio                          %                       %                     %
                Aggressive Growth Portfolio                %                       %                     %
                International Portfolio                    %                       %                     %
                Growth Portfolio                           %                       %                     %
                Sentinel Growth Portfolio                  %                       %                     %

           Fidelity: Variable Insurance Products Fund I:
                Equity Income Portfolio                    %                       %                     %
                Growth Portfolio                           %                       %                     %
                High Income Portfolio                      %                       %                     %
                Overseas Portfolio                         %                       %                     %

           Fidelity: Variable Insurance Products Fund II:
                Index 500 Portfolio                        %                       %                     %
                Contrafund Portfolio                       %                       %                     %

           Strong Variable Insurance Funds, Inc.
                Growth Fund II                             %                       %                     %

           Strong Opportunity Fund II                      %                       %                     %

           Van Eck Worldwide Insurance Trust
                Worldwide Bond Fund                        %                       %                     %

        National Life has agreed to reimburse a portion of the expenses of the Sentinel Growth Portfolio. Without this reimbursement the Sentinel Growth Portfolio's management fee, other expenses and total expenses would have been _____%, _____% and _____$ respectively.

        Fidelity Investments agreed to reimburse a portion of Index 500 Portfolios expenses during the period. Without this reimbursement, the funds management fee, other expenses and total expenses would have been _____%, _____% and _____% respectively.

        Strong Capital Management, Inc. has agreed to reimburse a portion of the expenses of the Growth Fund II Portfolio. Without this reimbursement the management fee, other expenses and total expenses of the Growth Fund II Portfolio would have been ____%, ____% and ____% respectively.

        Premium Expense Charge. A Premium Expense Charge will be deducted from each premium payment, which includes a charge in the amount of 3.40% of each premium, to cover the cost of state and local premium taxes, and the federal DAC Tax. National Life reserves the right to change the amount of the charge deducted from future premiums if the applicable law is changed. (See "Premium Expense Charge," Page ____.)

         The Premium Expense Charge will also include, during the first 10 Policy Years, a deduction of 7.0% of each premium paid up to the Target Premium, and 4.0% of premiums paid in excess of the Target Premium, from each premium payment prior to allocation of Net Premiums, to compensate National Life for the expenses incurred in distributing the Policies, including commissions to selling agents. National Life reserves the right to increase the charge for premiums in excess of the Target Premium from 4.0% to 5.0% of such premiums. National Life currently intends to reduce this deduction from premiums paid after the tenth Policy Anniversary to 4.0% of all premiums, although it reserves the right to make a deduction of up to the maximum permitted during the first ten years.

         Surrender Charge. A Surrender Charge is imposed if the Policy is surrendered or lapses at any time before the end of the tenth Policy Year, or the ten years after an increase in the Basic Coverage. The Surrender Charge will initially be equal to the Policy's Target Premium. The Surrender Charge will be level for the first five Policy Years, and then decline linearly by month until it is zero at the beginning of Policy Year 11. For increases, the Surrender Charge will initially be the Target Premium associated with the increase. It will be level for five years from the date of the increase, and then decline linearly by month until it is zero at the beginning of the eleventh year after the date of the increase. The Surrender Charge will not decrease in the event of a decrease in Basic Coverage. (See "Surrender Charge," Page __.)

         Withdrawal Charge. A charge equal to the lesser of 2% of the amount withdrawn or $25 will be deducted from each Withdrawal amount paid. (See "Withdrawal Charge," Page __.)

         Monthly Deductions. On the Date of Issue and on each Monthly Policy Date thereafter, the Accumulated Value will be reduced by a Monthly Deduction equal to the sum of the monthly Cost of Insurance Charge, Variable Account Charge, Monthly Administrative Charge, and a charge for any additional benefits added by rider. The monthly Cost of Insurance Charge will be determined by multiplying the Net Amount at Risk (that is, the Unadjusted Death Benefit less Accumulated Value) by the applicable cost of insurance rate(s), which will depend upon the Issue Ages, sexes, and Rate Classes of the Insureds, the Duration of the Policy, whether the coverage is Basic Coverage or Additional Coverage, and on National Life's expectations as to future mortality and expense experience, but which will not exceed the guaranteed maximum cost of insurance rates set forth in the Policy based on the Insureds' Issue Ages, sexes, substandard or uninsurable status, the Policy's duration, whether the coverage is Basic Coverage or Additional Coverage, and the "1980 Commissioners Standard Ordinary Mortality Table." (See "Cost of Insurance," Page ____.) The Monthly Administrative Charge is $7.50.

         The Variable Account Charge varies by the amount of Basic Coverage in the Policy. It is a percentage of the Accumulated Value in the Variable Account, and does not apply to Accumulated Value in the Fixed Account. During the first 10 Policy Years, for Policies with Basic Coverage less than $1,000,000, the current annual charge is 0.90%; for Policies with Basic Coverage from $1,000,000 to $2,999,999, the current annual charge is 0.80%, and for Policies with Basic Coverage of more than $3 million, the current annual charge is 0.75%. In all cases, National Life reserves the right to increase this charge to an amount not to exceed 0.90%. After Policy Year 10, National Life currently intends to reduce this charge to the following rates: for Policies with Basic Coverage of less than $1 million, an annual charge of 0.35%; for Policies with Basic Coverage from $1,000,000 to $2,999,999, an annual charge of 0.30%, and for Policies with Basic Coverage of more than $3 million, an annual charge of 0.25%. However, National Life reserves the right to continue to charge a Variable Account Charge in an annual amount up to 0.90% after Policy
Year 10. (See "Variable Account Charge, page      ).

         The Monthly Administrative Charge during the first 10 Policy Years is $15.00 plus $0.08 per $1000 of Basic Coverage. This charge is increased during the first ten Policy Years by $.01 per $1000 of Basic Coverage for each Insured who is a smoker. After the end of Policy Year 10, National Life currently intends to assess a reduced Monthly Administrative Charge of $7.50, with no additional amount per $1000 of Basic Coverage, but National Life reserves the right to increase the Monthly Administrative Charge after Policy Year 10 to an amount not to exceed $15 plus $0.08 per $1000 of Basic Coverage. (See
"Monthly Administrative Charge," Page __.)

     Transfer Charge. Currently an unlimited number of transfers are permitted in each Policy Year without charge, and National Life has no current intent to impose a transfer charge in the foreseeable future; however, National Life reserves the right to impose in the future a charge of $25 for each transfer in excess of five transfers in any one Policy Year. (See "Transfer Charge," Page ____.)

     Projection Report Charge. National Life may impose a charge for each projection report requested by the Owner. (See "Projection Report Charge, Page ___.)


     Other Charges. Shares of the Portfolios are purchased by the Variable Account at net asset value, which reflects management fees and expenses deducted from the assets of the Portfolios. These management fees and expenses are shown above under "Annual Charges of Underlying Funds."

POLICY LAPSE AND REINSTATEMENT

   During the first five Policy Years, the Policy will not lapse if premiums in an amount at least equal to the Cumulative Minimum Monthly Premium have been paid, regardless of the amount of Cash Surrender Value. If, however, total premiums paid are less than the Cumulative Minimum Monthly Premium, and the Cash Surrender Value on a Monthly Processing Date is insufficient to cover the Monthly Deduction then due, the Policy will lapse after a 61-day Grace Period unless a sufficient premium has been paid.

     An optional Guaranteed Death Benefit Rider is available which will guarantee that the Policy will not lapse, either prior to the younger Insured's Attained Age 80, or for the entire lifetimes of the two Insureds, as the Owner elects regardless of investment performance, if total premiums paid are at least equal to the Cumulative Guarantee Premium. (See "Optional Benefits - Guaranteed Death Benefit," Page ___.)

     Subject to certain conditions, including evidence of insurability satisfactory to National Life and the payment of a sufficient premium, a Policy may be reinstated at any time within five years (or such longer period as may be required in a particular state) after the beginning of the Grace Period. (See "Reinstatement," Page ____.)

LOAN PRIVILEGE

         After the first Policy Year, the Owner may obtain Policy loans in an amount not exceeding, in the aggregate, the Cash Surrender Value less three Monthly Deductions.

         Policy loans will bear interest at a fixed rate of 6% per year, payable at the end of each Policy Year. At the end of the Policy Year, the loan itself will be added to the outstanding loan balance. Any payments made by the Owner to cover loan interest will be applied to the repayment of the outstanding loan balance. Policy loans may be repaid at any time and in any amount.
Policy loans outstanding when the Death Benefit becomes payable or the Policy is surrendered will be deducted from the proceeds otherwise payable.

         When a Policy loan is taken, Accumulated Value will be held in the Fixed Account as Collateral for the Policy loan. Accumulated Value is taken from the Subaccounts of the Variable Account based on the instructions of the Owner at the time a loan is taken. If specific allocation instructions have not been received from the Owner, the Policy loan will be allocated to the Subaccounts based on the proportion that each Subaccount's value bears to the total Accumulated Value in the Variable Account. If the Accumulated Value in one or more of the Subaccounts is insufficient to carry out the Owner's instructions, the loan will not be processed until further instructions are received from the Owner. Accumulated Value will be taken from the non-loaned portion of the Fixed Account as Collateral for a loan only to the extent that the Accumulated Value in the Variable Account is insufficient. This amount held in the Fixed Account as Collateral will earn interest at an effective annual rate National Life will determine prior to each calendar year. This rate will not be less than 4%, however

National Life currently intends, but is not obligated to continue, to make preferred loans available beginning in Policy Year 11. For such Policy loans the interest rate charged will be 4.25%, and the amount held in the Fixed Account as Collateral will be credited with interest at an annual rate of 4.0%. However, National Life is not obligated to continue to make preferred loans available, and will make such loans available in its sole discretion. (See "Loan Privileges," Page ____.)

         Depending upon the investment performance of Cash Surrender Value and the amount of a Policy loan, the loan may cause a Policy to lapse. If a Policy is not a Modified Endowment Contract, lapse of the Policy with Policy loans outstanding may result in adverse tax consequences. (See "Tax Treatment of Policy Benefits," Page ____.)

WITHDRAWAL OF CASH SURRENDER VALUE

         After the first Policy Anniversary, the Owner may, subject to certain restrictions, request a Withdrawal of Cash Surrender Value. The minimum amount for such Withdrawal is $500 and the maximum is the Cash Surrender Value minus three Monthly Deductions. The Withdrawal amount will be taken from the Subaccounts of the Variable Account based on instructions provided by the Owner at the time of the Withdrawal. If specific allocation instructions have not been received from the Owner, the Withdrawal will be allocated to the Subaccounts based on the proportion that the value in each account bears to the total Accumulated Value in the Variable Account. If the Accumulated Value in one or more Subaccounts is insufficient to carry out the Owner's instructions, the Withdrawal will not be processed until further instructions are received from the Owner. Withdrawal amounts will be taken from the Fixed Account only to the extent that the Accumulated Value in the Variable Account is insufficient. If Death Benefit Option A is in effect, National Life will reduce the Face Amount by an amount equal to the lesser of (a) the amount of the withdrawal and
(b) the excess of the Face Amount divided by the applicable percentage over the Accumulated Value just after the Withdrawal, but in any case not less than zero. (See "Withdrawal of Cash Surrender Value," Page ____.)

     A Withdrawal Charge will be deducted from the amount of each Withdrawal. (See "Charges and Deductions - Withdrawal Charge," Page ____.)

     If a requested Withdrawal would reduce the Basic Coverage below the Minimum Basic Coverage Amount, the Withdrawal will not be allowed.

SURRENDER OF THE POLICY

         The Owner may at any time fully surrender the Policy and receive the Cash Surrender Value, if any. The Cash Surrender Value will equal the Accumulated Value less any Policy loan with accrued interest and any applicable Surrender Charge. (See "Surrender Privilege," Page ____.)

AVAILABLE AUTOMATED FUND MANAGEMENT FEATURES

     National Life currently offers, at no charge to Policyowners, two automated fund management programs, Dollar Cost Averaging and Portfolio Rebalancing. (For a description of these features, see "Contract Rights - Available Automated Fund Management Features," Page ____.)

OPTIONAL BENEFITS

     Several optional benefits are available in connection with the Policies, including the Guaranteed Death Benefit Rider, the Additional Protection Benefit Rider, the Policy Split Option, the Estate Preservation Rider, the Term Rider, the Continuing Coverage Rider, the Enhanced Death Benefit Rider and the
Automatic Increase Rider. (See "Optional Benefits", page    .)

TAX TREATMENT

     Under current federal tax law, life insurance contracts receive tax-favored treatment. Assuming that a Policy qualifies as a life insurance contract for federal income tax purposes, an Owner should not be taxed on any increase in Cash Surrender Value while the Policy remains in force.

Moreover, death benefits payable under a Policy should be completely excludable from the gross income of the Beneficiary. As a result, the Beneficiary generally should not be taxed on these proceeds. (See "Tax Status of the Policy," Page ____.)

         Under certain circumstances, a Policy may be treated as a "Modified Endowment Contract." If the Policy is a Modified Endowment Contract, then all pre-death distributions, including Policy loans, will be treated first as a distribution of taxable income and then as a return of basis or investment in the contract. In addition, prior to age 59 1/2 any such distributions generally will be subject to a 10% penalty tax. (For further discussion on the circumstances under which a Policy will be treated as a Modified Endowment Contract, See "Tax Treatment of Policy Benefits," Page ____.)

         If the Policy is not a Modified Endowment Contract, distributions generally will be treated first as a return of basis or investment in the contract and then as disbursing taxable income. Moreover, loans will not be treated as distributions. Finally, neither distributions nor loans from a Policy that is not a Modified Endowment Contract are subject to the 10% penalty tax. (See "Distributions from Policies Not Classified as Modified Endowment Contracts," Page ____.)

         Generally, the proceeds of the Policy are includible in the gross estate of the Insured if the Insured possess any "incidents of ownership" over the Policy at death. "Incidents of ownership" generally includes the right to receive economic benefits of the Policy as defined in Section 2042 of the Code and applicable Treasury regulations. If the Insured never held incidents of ownership over the Policy, or irrevocably transferred all interests in the Policy to a third party (e.g., an irrevocable life insurance trust) more than three years before death, the proceeds should be excluded from the Insured's gross estate.

ILLUSTRATIONS OF DEATH BENEFITS, ACCUMULATED VALUE AND CASH SURRENDER VALUE

         Illustrations of how investment performance of the Variable Account may cause the Death Benefit, the Accumulated Value and the Cash Surrender Value to vary are included in Appendix A commencing on page A-1.

         These projections of hypothetical values may be helpful in understanding the long-term effects of different levels of investment performance, of charges and deductions, of electing one or the other death benefit option, and generally comparing and contrasting this Policy to other life insurance policies. Nonetheless, the illustrations are based on hypothetical investment rates of return and are not guaranteed. Illustrations are illustrative only and are not a representation of past or future performance. Actual rates of return may be more or less than those reflected in the illustrations and, therefore, actual values will be different from those illustrated.


             NATIONAL LIFE INSURANCE COMPANY, THE VARIABLE ACCOUNT,
                                 AND THE FUNDS.

NATIONAL LIFE INSURANCE COMPANY

         National Life, a mutual life insurance company chartered in 1848 under Vermont law, is authorized to transact life insurance and annuity business in Vermont and in 50 other jurisdictions. National Life assumes all insurance risks under the Policy and its assets support the Policy's benefits. On December 31, 1996, National Life's consolidated assets were over $8.3 billion. (See "Financial Statements," Page F-1.)

THE VARIABLE ACCOUNT

         The Variable Account was established by National Life on February 1, 1985 under the provisions of the Vermont Insurance Law. It is a separate investment account to which assets are allocated to support the benefits payable under the Policies, other variable life insurance policies National Life currently issues, and other variable life insurance policies National Life may issue in the future. Owners of Policies may choose among all the Subaccounts of the Variable Account available under the Policies; however, National Life reserves the right to limit the number of different Subaccounts used in any Policy over its entire life to 17.

         The Variable Account's assets are the property of National Life. Each Policy provides that the portion of the Variable Account's assets equal to the reserves and other liabilities under the Policies (and other policies) supported by the Variable Account will not be chargeable with liabilities arising out of any other business that National Life may conduct. The portion of the Variable Account's assets equal to the reserves and other liabilities under the Policies may, however, be chargeable with liabilities arising from other subaccounts of the Variable Account that fund other variable life insurance policies. In addition to the net assets and other liabilities for the Policies, (and other policies) the Variable Account's net assets include amounts derived from expenses charged to the Policies (and the other policies) by National Life which it currently holds in the Variable Account, and may in the future include amounts held to support other variable life insurance policies issued by National Life. From time to time these additional amounts will be transferred in cash by National Life to its Fixed Account.

         The Variable Account is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust type of investment company. Such registration does not involve any supervision of the management or investment practices or policies of the Variable Account by the SEC. The Variable Account meets the definition of a "separate account" under federal securities laws.

THE MARKET STREET FUND

         The Growth, Sentinel Growth, Aggressive Growth, Bond, Managed, International, and Money Market Subaccounts of the Variable Account invest in shares of The Market Street Fund, Inc., a "series" type of mutual fund which is registered with the SEC under the 1940 Act as a diversified open-end management investment company. The Market Street Fund currently issues eight "series" or classes of shares, each of which represents an interest in a separate portfolio within the Fund, and seven of which are purchased and redeemed by the corresponding Subaccounts of the Variable Account: the Growth Portfolio, the Sentinel Growth Portfolio, the Aggressive Growth Portfolio, the Bond Portfolio, the Managed Portfolio, the International Portfolio and the Money Market Portfolio. The Market Street Fund sells and redeems its shares at net asset value without a sales charge.

         The investment objectives of the Market Street Fund's Portfolios eligible for purchase by the Variable Account are set forth below. The investment experience of each of the Subaccounts of the Variable Account depends on the investment performance of the corresponding Portfolio. There is no assurance that any Portfolio will achieve its stated objective.

         The Growth Portfolio. The Growth Portfolio seeks intermediate and long-term growth of capital. A reasonable level of income is an important secondary objective. This Portfolio pursues its objectives by investing primarily in common stocks of companies believed to offer above-average growth potential over both the intermediate and the long term.

         The Sentinel Growth Portfolio. The Sentinel Growth Portfolio seeks long-term growth of capital through equity participation in companies having growth potential believed by its investment adviser to be more favorable than the U.S. economy as a whole, with a focus on relatively well-established companies.

         The Aggressive Growth Portfolio. The Aggressive Growth Portfolio seeks to achieve a high level of long-term capital appreciation by investing in securities of a diverse group of smaller emerging companies.

         The Bond Portfolio. The Bond Portfolio seeks to generate a high level of current income consistent with prudent investment risk by investing in a diversified portfolio of marketable debt securities.

         The Managed Portfolio. The Managed Portfolio seeks to realize as high a level of long-term total rate of return as is consistent with prudent investment risk by investing in stocks, bonds, money market instruments or a combination thereof.

         The International Portfolio. The International Portfolio seeks long-term growth of capital principally through investments in a diversified portfolio of marketable equity securities of established non-United States companies.

         The Money Market Portfolio. The Money Market Portfolio seeks to provide maximum current income consistent with capital preservation and liquidity by investing in high-quality money market instruments.

         With respect to the Growth, Sentinel Growth, Aggressive Growth, Bond, Managed and Money Market Portfolios, the Market Street Fund is advised by Sentinel Advisors Company ("SAC"), which is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940. SAC is a partnership whose partners are affiliates of National Life, Provident Mutual Life Insurance Company ("Provident Mutual"), and The Penn Mutual Life Insurance Company. National Life's affiliate is currently the managing partner of SAC and is entitled to the majority share of SAC's profit or loss. As compensation for its services, SAC receives monthly compensation as follows:

          Bond Portfolio - 0.35% of the first $100 million of the average daily net assets of the Portfolio and 0.30% of the average daily net assets in excess of $100 million.

          Managed Portfolios - 0.40% of the first $100 million of the average daily net assets of each suchPortfolio and 0.35% of suchaverage daily net assets in excess of $100 million.

          Growth, Sentinel Growth and Aggressive Growth Portfolios - 0.50% of the first $20 million of the average daily net assets of each such Portfolio, 0.40% of the next $20 million of the average daily net assets of each such Portfolio and 0.30% of such average daily net assets of each such Portfolio in excess of $40 million.

          Money Market Portfolio - 0.25% of the average daily net assets of the Portfolio.

     With respect to the International Portfolio, the Market Street Fund is advised by Providentmutual Investment Management Company ("PIMC"), which is also registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, and which receives monthly compensation at an effective annual rate of 0.75% of the first $500 million of the average daily net assets of the portfolio and 0.60% of the average daily net assets in excess of $500 million. PIMC has employed The Boston Company Asset Management, Inc. to provide investment advisory services in connection with the Portfolio. As compensation for the investment advisory services rendered, PIMC pays The Boston Company Asset Management, Inc. a monthly fee at an effective annual rate of 0.375% of the first $500 million of the average daily net assets of the portfolio and 0.30% of the average daily net assets in excess of $500 million.


    In addition to the fee for the investment advisory services, the Market Street Fund pays its own expenses generally, including brokerage costs, administrative costs, custodian costs, and legal, accounting and printing costs. However, Provident Mutual has entered into an agreement with the Market Street Fund whereby it will reimburse the Aggressive Growth, Bond, Managed, and Money

Market Portfolios for all ordinary operating expenses, excluding advisory fees, in excess of an annual rate of 0.40% of the average daily net assets of each Portfolio. National Life has entered into an agreement whereby it will reimburse the Sentinel Growth Portfolios for all ordinary operating expenses, excluding advisory fees, in excess of an annual rate of 0.40% of the average daily net assets of such Portfolio. With respect to the International Portfolio, Provident Mutual has entered into an agreement with the Market Street Fund whereby it will reimburse the International Portfolio for all ordinary operating expenses, excluding advisory fees, in excess of an annual rate of 0.75% of its average daily net assets. It is anticipated that these arrangements will continue, but neither Provident Mutual nor National Life are under any legal obligation to continue these reimbursement arrangements for any particular period of time; if they are terminated, Market Street Fund expenses may increase.

   A full description of the Market Street Fund, its investment objectives and policies, its risks, expenses, and all other aspects of its operation is contained in the attached Prospectus for the Market Street Fund, which should be read together with this Prospectus.

VARIABLE INSURANCE PRODUCTS FUND AND VARIABLE INSURANCE PRODUCTS FUND II

     The Variable Account has four Subaccounts which invest exclusively in shares of Portfolios of the Variable Insurance Products Fund (the "VIP Fund") and two Subaccounts which invest exclusively in shares of Portfolios of the Variable Insurance Products Fund II ("VIP Fund II"). Like the Market Street Fund, the VIP Fund and the VIP II Fund are "series" type mutual funds registered with the SEC as diversified open-end management investment companies issuing a number of series or classes of shares, each of which represents an interest in a Portfolio of the VIP Fund or VIP Fund II.

     The Fidelity Equity-Income Subaccount, Fidelity Growth Subaccount,
Fidelity High Income Subaccount, and Fidelity Overseas Subaccount of the Variable Account invest in shares of the Equity-Income Portfolio, Growth Portfolio, the High Income Portfolio, and the Overseas Portfolio, respectively, of the VIP Fund. The Fidelity Index 500 Subaccount and the Fidelity Contrafund Subaccount of the Variable Account invest in shares of the Index 500 Portfolio and the Contrafund Portfolio, respectively, of the VIP Fund II. Shares of these Portfolios are purchased and redeemed by the Variable Account at net asset value without a sales charge. The Variable Account purchases shares of the Portfolios from the VIP Fund and the VIP Fund II in accordance with participation agreements between such funds and National Life. The termination provisions of these participation agreements are described below.

     The investment objectives of the Portfolios of the VIP Fund and the VIP Fund II in which the Subaccounts invest are set forth below. The investment experience of each Subaccount depends upon the investment performance of the corresponding Portfolio. There is no assurance that any Portfolio will achieve its stated objective.

     Equity-Income Portfolio. This Portfolio seeks reasonable income by investing primarily in income producing equity securities. In choosing these securities, the Equity-Income Portfolio considers the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield of the securities comprising the Standard and Poor's 500 Composite Stock Price Index.

     Growth Portfolio. This Portfolio seeks to achieve capital appreciation. The Growth Portfolio normally purchases common stocks, although its investments are not restricted to any one type of security. Capital appreciation may also be found in other types of securities, including bonds and preferred stocks.

     High Income Portfolio. This Portfolio seeks to obtain a high level of current income by investing primarily in high-yielding, lower-rated, fixed-income securities, while also considering growth of capital. The risks of investing in these high-yielding, high-risk securities is described in the attached Prospectus for the VIP Fund, which should be read carefully before investing.

     Overseas Portfolio. This Portfolio seeks long term growth of capital primarily through investments in foreign securities. The Overseas Portfolio provides a means for diversification by participating in companies and economies outside of the United States.

     Index 500 Portfolio. This portfolio seeks to match the total return of the Standard & Poors' Composite Index of 500 Stocks ("S&P 500") while keeping expenses low. Fidelity Management & Research Company ("FMR"), the VIP Fund II Fund Manager, normally invests at least 80% of the fund's assets in equity securities of companies that compose the S&P 500.

     Contrafund Portfolio. This Portfolio seeks capital appreciation by investing primarily in companies that the Fund manager believes to be undervalued due to an overly pessimistic appraisal by the public. This strategy can lead to investments in domestic or foreign companies, small and large, many of which may not be well known. The Fund primarily invests in common stock and securities convertible into common stock, but it has the flexibility to invest in any type of security that may produce capital appreciation.

     The Equity-Income, Growth, High Income, and Overseas Portfolios of the VIP Fund and the Index 500 and Contrafund Portfolios of the VIP Fund II are managed by FMR. For managing its investments and business affairs, each Portfolio pays FMR a monthly fee.

     For the Equity Income, Growth, Overseas and Contrafund Portfolios, the annual fee rate is the sum of two components:

     1. A group fee rate based on the monthly average net assets of all the mutual funds advised by FMR. This rate cannot rise above 0.52% and it drops (to as low as a marginal rate of 0.30% when average group assets exceed $174 billion) as total assets in all these funds rise.

     2. An individual fund fee rate of 0.20% for the Equity-Income Portfolio, 0.30% for the Growth Portfolio, 0.45% for the Overseas Portfolio and 0.30% for the Contrafund Portfolio.

     One-twelfth of the combined annual fee rate is applied to each Portfolio's net assets averaged over the most recent month, giving a dollar amount which is the fee for that month.

     For the High Income Portfolio, the annual fee rate is the sum of two components:

     1. A group fee rate based on the monthly average net assets of all the mutual funds advised by FMR. This rate cannot rise above .37%, and it drops (to as low as a marginal rate of .14%) as total assets in all these funds rise.

     2.  An individual fund fee rate of .35% for the High Income Portfolio.

   One-twelfth of the combined annual fee rate is applied to the Portfolio's net assets averaged over the most recent month, giving a dollar amount which is the fee for that month.

   On behalf of Overseas Portfolio, FMR has entered into sub-advisory agreements with FMR U.K., FMR Far East, and Fidelity International Investment Advisors ("FIIA"). Under the sub-advisory agreements, FMR may receive investment advice and research services with respect to companies based outside the U.S. and may grant them investment management authority as well as the authority to buy and sell securities if FMR believes it would be beneficial to the Portfolio. FIIA, in turn, has entered into a sub-advisory agreement with its wholly owned subsidiary Fidelity International Investment Advisors (U.K.) Limited ("FIIAL U.K.").

         Currently, FMR U.K., FMR Far East, FIIA and FIIAL U.K. each focus on investment opportunities in countries other than the U.S., including countries in Europe, Asia and the Pacific Basin.

         Under the sub-advisory agreements FMR pays the fees of FMR U.K., FMR Far East, and FIIA. FIIA, in turn, pays the fees of FIIAL U.K.

         For providing investment advice and research services the sub-advisors are compensated as follows:

   - FMR pays FMR U.K. and FMR Far East fees equal to 110% and 105%, respectively, of FMR U.K.'s and FMR Far East's costs incurred in connection with providing investment advice and research services.

   - FMR pays FIIA 30% of its monthly management fee with respect to the average market value of investments held by the Portfolio for which FIIA has provided FMR with investment advice.

   - FIIA pays FIIAL U.K. a fee equal to 110% of FIIAL U.K.'s costs incurred in connection with providing investment advice and research services.

For providing investment management services, the sub-advisors are compensated according to the following formulas:

     - FMR pays FMR U.K., FMR Far East, and FIIA 50% of its monthly management fee with respect to the Portfolio's average net assets managed by the sub-advisor on a discretionary basis.

     - FIIA pays FIIAL U.K. 110% of FIIAL U.K.'s costs incurred in connection with providing investment management.

     For the Index 500 Portfolio, the fee is 0.28% per annum of its average net assets.

     Each Portfolio utilizes Fidelity Investments Institutional Operations Company ("FIIOC"), an affiliate of FMR, to maintain the master accounts of the participating insurance companies. Under the transfer agent agreement with FIIOC, each Portfolio pays fees based on the type, size, and number of accounts in each Portfolio and the number of transactions made by shareholders of each Portfolio.

     Each Portfolio also has an agreement with Fidelity Service Co. ("Service"), an affiliate of FMR under which each Portfolio pays Service to calculate its daily share prices and to maintain the portfolio and general accounting records of each Portfolio and to administer each Portfolio's securities lending program. The fees for pricing and bookkeeping services are based on each Portfolio's average net assets but must fall within a range of $45,000 to $750,000. The fees for securities lending services are based on the number and duration of individual securities loans.

     FMR may, from time to time, agree to reimburse a Portfolio for management fees and other expenses above a specified percentage of average net assets. Reimbursement arrangements, which may be terminated at any time without notice, will increase a Portfolio's yield. If FMR discontinues a reimbursement arrangement, each Portfolio's expenses will go up and its yield will be reduced. FMR retains the right to be repaid by a Portfolio for expense reimbursements if expenses fall below the limit prior to the end of a fiscal year. Repayment by a Portfolio will lower its yield. FMR has voluntarily agreed to reimburse the management fees and all other expenses (excluding taxes, interest and extraordinary expenses) in excess of 1.50% of the average net assets of the Equity-Income and Growth Portfolios.

         A full description of the VIP Fund and the VIP Fund II, the investment objectives and policies of the Portfolios, the risks, expenses and all other aspects of their operation is contained in the attached Prospectuses for the VIP Fund and the VIP Fund II.

ALGER AMERICAN FUND

   The Variable Account has two Subaccounts which invest exclusively in shares of Portfolios of the Alger American Fund. Like the Market Street Fund and the VIP Fund, the Alger American Fund is a "series" type mutual fund registered with the SEC as a diversified open-end management investment company issuing a number of series or classes of shares, each of which represents an interest in a Portfolio of the Alger American Fund.

   The Alger Small Cap Subaccount and the Alger Growth Subaccount of the Variable Account invest in shares of the Alger American Small Capitalization Portfolio and the Alger American Growth Portfolio, respectively, of the Alger American Fund. Shares of these Portfolios are purchased and redeemed by the Separate Account at net asset value without a sales charge. The Variable Account purchases shares of the Portfolios from the Alger American Fund in accordance with a participation agreement between the Alger American Fund and National Life. The termination provisions of this participation agreement are described below.

   The investment objectives of the Portfolios of the Alger American Fund in which the Subaccounts invest are set forth below. The investment experience of each Subaccount depends upon the investment performance of the corresponding Portfolio. There is no assurance that any Portfolio will achieve its stated objective.

   Alger American Small Capitalization Portfolio. This Portfolio seeks long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities, primarily of companies with total market capitalization of less than $1 billion. Income is a consideration in the selection of investments but is not an investment objective of the Portfolio.

   Alger American Growth Portfolio. This Portfolio seeks long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities, primarily of companies with a total market capitalization of $1 billion or greater. Income is a consideration in the selection of investments but is not an investment objective of the Portfolio.

         The Alger American Small Capitalization Portfolio and the Alger American Growth Portfolio are managed by Fred Alger Management, Inc. As compensation for the investment advisory services rendered, the Alger American Small Capitalization Portfolio and the Alger American Growth Portfolio pay Fred Alger Management, Inc. a monthly fee at an annual rate of 0.85% and 0.75%, respectively of the average daily net assets of the relevant portfolio.

         In addition to the fee for the investment advisory services, the Alger American Fund pays its own expenses generally, including brokerage costs, administrative costs, custodian costs, and legal, accounting and printing costs. Fred Alger Management, Inc. has agreed that it will reimburse the Alger American Small Capitalization Portfolio and the Alger American Growth Portfolio to the extent that annual operating expenses (excluding interest, taxes, fees for brokerage services and extraordinary expenses) exceed 1.50% of the average daily net assets of these Portfolios. In recent years, the expenses of these Portfolios have been substantially less than 1.50% of average daily net assets, and these agreements have not resulted in reimbursements to these Portfolios from Fred Alger Management, Inc.

         A full description of the Alger American Fund, the investment objectives and policies of the Portfolios, the risks, expenses and all other aspects of their operation is contained in the attached Prospectus for the Alger American Fund.

STRONG VARIABLE INSURANCE FUNDS, INC. AND STRONG OPPORTUNITY FUND II, INC.

         The Variable Account has one Subaccount which invests exclusively in shares of the Growth Fund II, a series of Strong Variable Insurance Funds,
Inc., and one Subaccount which invests exclusively in shares of Strong Opportunity Fund II, Inc. Strong Variable Insurance Funds, Inc. is a "series" type mutual fund registered with the SEC as a diversified open-end management investment company issuing a number of series or classes of shares, each of which represents an interest in a Fund of Strong Variable Insurance Funds, Inc., and Strong Opportunity Fund II is a single series mutual fund also registered with the SEC as a diversified open-end management investment company.

         The Strong Growth Subaccount and the Strong Opportunity Subaccount of the Variable Account invest in shares of the Growth Fund II series of the Strong Variable Insurance Funds, Inc., and the Strong Opportunity Fund II, respectively. Shares of these Funds are purchased and redeemed by the Variable Account at net asset value without a sales charge. The Variable Account purchases shares of the Funds from the Funds in accordance with a participation agreement among parties including Strong Variable Insurance Funds, Inc., Strong Opportunity Fund II, Inc., and National Life. The termination provisions of this participation agreement are described below.

         The investment objectives of the Strong Funds in which the Subaccounts invest are set forth below. The investment experience of each Subaccount depends upon the investment performance of the underlying Fund. There is no assurance that either Fund will achieve its stated objective.

         Growth Fund II. This Fund seeks capital growth. It invests primarily in equity securities that the advisor believes have above-average growth prospects.

         Strong Opportunity Fund II, Inc. This Fund seeks capital appreciation through investments in a diversified portfolio of equity securities.

         The Growth Fund II series of Strong Variable Insurance Funds, Inc., and Strong Opportunity Fund, Inc. are managed by Strong Capital Management, Inc. As compensation for the investment advisory services rendered, the Growth Fund II and Strong Opportunity Fund, Inc. each pays Strong Capital Management, Inc. a monthly fee at an annual rate of 1.00% of its average daily net assets.

         In addition to the fee for the investment advisory services, the Strong Variable Insurance Funds, Inc., and Strong Opportunity Fund II, Inc. each pays its own expenses generally, including brokerage costs, administrative costs, custodian costs, and legal, accounting and printing costs. Strong Capital Management, Inc. has agreed that it will reimburse the Growth Fund II to the extent that annual operating expenses (excluding interest, taxes, fees for brokerage services and extraordinary expenses) exceed 1.20% of the average daily net assets of the Fund.

         A full description of the Growth Fund II series of Strong Variable Insurance Funds, Inc., and Strong Opportunity Fund, Inc. their investment objectives and policies, and the risks, expenses and all other aspects of their operation is contained in the attached Prospectuses for the Growth Fund II and Strong Opportunity Fund II, Inc.

VAN ECK WORLDWIDE INSURANCE TRUST

         The Variable Account has one Subaccount which invests exclusively in shares of Van Eck Worldwide Bond Fund, a series of Van Eck Worldwide Insurance Trust. The Van Eck Worldwide Insurance Trust is also a "series" type mutual fund registered with the SEC as a diversified open-end management investment company issuing a number of series or classes of shares, each of which represents an interest in a Portfolio of the Van Eck Worldwide Insurance Trust.

         The Worldwide Bond Subaccount of the Variable Account invests in shares of the Van Eck Worldwide Bond Fund, of the Van Eck Worldwide Insurance Trust. Shares of this Fund are purchased and redeemed by the Variable Account at net asset value without a sales charge. The Variable Account purchases shares of this Fund from the Van Eck Worldwide Insurance Trust in accordance with a participation agreement between the Van Eck Worldwide Insurance Trust and National Life. The termination provisions of this participation agreement are described below.

         Van Eck Worldwide Bond Fund's investment objective is to seek high total return through a flexible policy of investing globally, primarily in debt securities. The investment experience of the Worldwide Bond Subaccount depends upon the investment performance of the underlying Fund. There is no assurance that this Fund will achieve its stated objective.

         The Van Eck Worldwide Bond Fund is managed by Van Eck Associates Corporation. As compensation for the investment advisory services rendered, the Worldwide Bond Fund pays Van Eck Associates Corporation a monthly fee at an annual rate of 1.00% of the first $500 million of the average daily net assets of the Fund, 0.90% of the next $250 million and 0.70% of average daily net assets in excess of $750 million.

         In addition to the fee for the investment advisory services, the Worldwide Bond Fund pays its own expenses generally, including brokerage costs, administrative costs, custodian costs, and legal, accounting and printing costs. A full description of the Van Eck Worldwide Bond Fund, its investment objectives and policies, and the risks, expenses and all other aspects of its operation is contained in the attached Prospectus for the Van Eck Worldwide Bond Fund.

        National Life has entered into or may enter into agreements with Funds pursuant to which the advisor or distributor pays National Life a fee based upon an annual percentage of the average net asset amount invested by National Life on behalf of the Variable Account and other separate accounts of National Life. These percentages may differ, and National Life may be paid a greater percentage by some investment advisors or distributors than other advisors or distributors. These agreements reflect administrative services provided by National Life.

TERMINATION OF PARTICIPATION AGREEMENTS

         The participation agreements pursuant to which the Funds sell their shares to Subaccounts of the Variable Account contain varying provisions regarding termination. In the case of the VIP Fund and the VIP Fund II, the agreement provides for termination 1) upon one year's advance written notice by any party, 2) at National Life's option if shares of the Fund are not reasonably available to meet requirements of the Policies, 3) at the option of National Life or the Fund if certain enforcement proceedings are instituted against the other, 4) upon the vote of the Owners of Policies to substitute shares of another mutual fund, 5) at National Life's option if shares of the Fund are not registered, issued, or sold in accordance with applicable laws, if the Fund ceases to qualify as a regulated investment company under the Code or fails to meet certain diversification requirements, 6) at the option of the Fund or its principal underwriter if it determines that National Life has suffered material adverse changes in its business or financial condition or is subject to material adverse publicity, 7) at the option of National Life if the Fund has suffered material adverse changes in its business or financial condition or is a subject of material adverse publicity, or 8) at the option of the Fund or its principal underwriter if National Life decides to make another mutual fund available as a funding vehicle for its policies.

         In the case of the Alger American Fund, the participation agreement provides for termination 1) upon 60 days' advance notice by either party, 2) at the option of the Fund or its principal underwriter, if the Policies cease to qualify as life insurance contracts under the Code, or if the Policies are not registered, issued or sold in accordance with applicable law, 3) at the option of any party, if the Trustees of the Fund determine that a material irreconcilable conflict exists, 4) at National Life's option, if formal proceedings are instituted against the Fund or its principal underwriter by the NASD, the SEC, any state securities or insurance department or any other regulatory body regarding the Fund's or such principal underwriter's duties under the agreement or related to the sale of Fund shares or the operation of the Fund, 5) at National Life's option, as to a Portfolio if it fails to meet diversification requirements under the Code, 6) at National Life's option, if shares of the

  Fund are not reasonably available to meet requirements of the Policies, 7) at National Life's option, if shares of the Fund are not registered, issued, or sold in accordance with applicable laws, or applicable law precludes the use of such shares as the underlying investment media for the Policies, 8) at National Life's option, as to any Portfolio if that Portfolio fails to qualify as a regulated investment company under Subchapter M of the Code, 9) at the option of the Fund's principal underwriter if it determines that National Life has suffered material adverse changes in its business, operations, financial condition or prospects or is subject to material adverse publicity, or 10) at National Life's option if the Fund or its principal underwriter has suffered material adverse changes in its business, operations, financial condition or prospects or is subject to material adverse publicity.

       In the case of the Market Street Fund, the agreement provides for termination 1) on one year's advance notice by any party, 2) at National Life's option if shares of the Fund are not reasonably available to meet the requirements of the Policies, 3) at the option of the Fund or National Life if certain enforcement proceedings are instituted against the other, 4) upon vote of the Owners of Policies to substitute shares of another mutual fund,
  5) at the option of National Life or the Fund upon a determination that an irreconcilable material conflict exists between Owners of variable insurance products of all the separate accounts or the interests of participating insurance companies investing in the Fund, 6) at the option of National Life if it has withdrawn the Separate Account's investment in the Fund, 7) at National Life's option if the Fund ceases to qualify as a regulated investment company under the Code or fails to meet certain diversification requirements thereunder, or 8) at the option of any party upon another party's material breach of any provision of the agreement.

       In the case of the Strong Growth Fund II and Strong Opportunity Fund II, Inc., the agreement provides for termination 1) on six months' advance notice by any party, or on thirty days advance notice as of the end of each one year term, 2) at National Life's option if shares of the Funds are not registered, issued or sold in accordance with applicable law or such law precludes the use of such shares in connection with the Policies, 3) at the option of the Funds or National Life if certain regulatory proceedings are Instituted, and the terminating party has a reasonable belief that the proceedings are not without foundation and will have a material adverse impact on it, 4) at the option of the Funds if National Life has suffered a material adverse change in business, operations, financial condition or prospects or is the subject of material adverse publicity, 5) at the option of the Funds if the Policies or other National Life variable contracts using the Funds are not registered, issued or sold in accordance with applicable law or such law precludes the use of Fund shares in connection with the Policies or other National Life variable contracts, 6) by the non-assigning party in the event of an assignment, 7) at National Life's option if the Fund ceases to qualify as a regulated investment company under the Code or fails to meet certain diversification requirements set forth in the agreement, 8) at the option of any party upon another party's material breach of any provision of the agreement, or 9) as may be required by law.

       In the case of the Van Eck Worldwide Bond Fund, the agreement provides for termination 1) on sixty days' advance notice by any party, 2) at National Life's option if shares of the Fund are not reasonably available to meet the requirements of the Policies, 3) at National Life's option if shares of the Funds are not registered, issued or sold in accordance with applicable law or such law precludes the use of such shares in connection with the Policies, 4) at the option of the National Life if the Fund or the underwriter thereof has suffered a material adverse change in business, operations, financial condition or prospects or is the subject of material adverse publicity 5) at the option of the Funds if National Life has suffered a material adverse change in business, operations, financial condition or prospects or is the subject of material adverse publicity, 6) at National Life's option if the Fund ceases to qualify as a regulated investment company under the Code, National Life reasonably believes the Fund will fail to so qualify, or fails to meet the diversification requirements set forth in the agreement, or 7) at the option of the Fund, forty five days after National Life notifies the Fund that it will make new investment options available under the Policies or other National Life variable contracts using the Fund.

         Should an agreement between National Life and a Fund terminate, the Subaccounts which invest in that Fund may not be able to purchase additional shares of such Fund. In that event, Owners will no longer be able to transfer Accumulated Values or allocate Net Premiums to Subaccounts investing in Portfolios of such Fund.

         Additionally, in certain circumstances, it is possible that a Fund or a Portfolio of a Fund may refuse to sell its shares to a Subaccount despite the fact that the participation agreement between the Fund and National Life has not been terminated. Should a Fund or Portfolio of such Fund decide not to sell its shares to National Life, National Life will not be able to honor requests by Owners to allocate cash values or net premiums to Subaccounts investing in shares of that Fund or Portfolio.

  RESOLVING MATERIAL CONFLICTS

       The Funds are available to registered separate accounts of insurance companies, other than National Life, offering variable annuity and variable life insurance policies. As a result, there is a possibility that a material conflict may arise between the interests of Owners with Accumulated Value allocated to the Variable Account and the owners of life insurance policies and variable annuities issued by such other companies whose values are allocated to one or more other separate accounts investing in any one of the Funds.

         In the event of a material conflict, National Life will take any necessary steps, including removing the Variable Account from that Fund, to resolve the matter. The Board of Directors or Trustees of the Funds intend to monitor events in order to identify any material conflicts that possibly may arise and to determine what action, if any, should be taken in response to those events or conflicts. See the individual Fund Prospectuses for more information.

  THE FIXED ACCOUNT

         For information on the Fixed Account, see page ____.

                   DETAILED DESCRIPTION OF POLICY PROVISIONS

   DEATH BENEFIT

       General. As long as the Policy remains in force, the Death Benefit of the Policy will, upon due proof of the death of both of the Insureds' death (and fulfillment of certain other requirements), be paid to the named Beneficiary in accordance with the designated Death Benefit Option, unless the claim is contestable in accordance with the terms of the Policy. The proceeds may be paid in cash or under one of the Settlement Options set forth in the Policy. (See "Payment of Policy Benefits," Page __.) The Death Benefit payable under the designated Death Benefit Option will be the Unadjusted Death Benefit under that Death Benefit Option, increased by any additional benefits and any dividend payable, and decreased by any outstanding Policy loan and accrued interest and any unpaid Monthly Deductions. The Face Amount of a Policy, on which the Unadjusted Death Benefit is based, may be made up of either Basic Coverage or Additional Coverage. Additional Coverage is provided by the Additional Protection Benefit Rider.

       The Owner must notify National Life as soon as reasonably possible of the death of each Insured. National Life may require proof of whether both Insureds are living two years from the Date of Issue. On the death of the first Insured to die National Life will require the Owner to provide it with evidence of death and proof of age and, if the death is within two years from the Date of Issue, the cause of death.

         Death Benefit Options.  The Policy provides two Death Benefit Options:
  Option A and Option B. The Owner designates the Death Benefit Option in the application and may change it as described in "Change in Death Benefit Option," Page ___.

     Option A. The Unadjusted Death Benefit is equal to the greater of (a) the Face Amount of the Policy and (b) the Accumulated Value on the Valuation Date on or next following the date of death of the last of the two Insureds to die multiplied by the specified percentage shown in the table below:

Attained Age                               Attained Age
of Younger Insured    Percentage           of Younger Insured      Percentage
--------------------------------           ----------------------------------
40 and under          250%                 75-90                   105%
40                    215%                 91                      104%
50                    185%                 92                      103%
55                    150%                 93                      102%
60                    130%                 94+                     101%
65                    120%
70                    115%

For Attained Ages of the younger Insured not shown, the percentages will decrease by a ratable portion of each full year.

     Illustration of Option A -- For purposes of this illustration, assume that the younger Insured is under Attained Age 40 and there is no Policy loan outstanding.

     Under Option A, a Policy with a Face Amount of $200,000 will generally pay an Unadjusted Death Benefit of $200,000. Assuming the specified percentage for a particular Policy for a particular Attained Age of the younger Insured is 250%, then, because the Unadjusted Death Benefit must be equal to or greater than 2.50 times the Accumulated Value, any time the Accumulated Value exceeds $80,000 the Unadjusted Death Benefit will exceed the Face Amount. Each additional dollar added to the Accumulated Value will increase the Unadjusted Death Benefit by $2.50. Thus, Accumulated Value of $90,000 for this Policy at this Attained Age for the younger Insured will result in an Unadjusted Death Benefit of $225,000 (2.50 x $90,000), and an Accumulated Value of $150,000 will result in an Unadjusted Death Benefit of $375,000 (2.50 x $150,000).

     Similarly, any time the Accumulated Value exceeds $80,000, each dollar taken out of the Accumulated Value will reduce the Unadjusted Death Benefit by $2.50. If at any time, however, the Accumulated Value multiplied by the specified percentage is less than the Face Amount, the Unadjusted Death Benefit will be the Face Amount of the Policy.

     Option B. The Unadjusted Death Benefit is equal to the greater of (a) the Face Amount of the Policy plus the Accumulated Value and (b) the Accumulated Value on the Valuation Date on or next following the Insured's date of death multiplied by the specified percentage shown in the table above.

     Illustration of Option B -- For purposes of this illustration, assume that the younger Insured is under Attained Age 40 and there is no Policy loan outstanding.

     Under Option B, a Policy with a Face Amount of $200,000 will generally pay an Unadjusted Death Benefit of $200,000 plus the Accumulated Value. Thus, for example, a Policy with a $50,000

Accumulated Value will have an Unadjusted Death Benefit of $250,000 ($200,000 plus $50,000). Since the specified percentage is 250%, the Unadjusted Death Benefit will be at least 2.50 times the Accumulated Value. As a result, if the Accumulated Value exceeds $133,333, the Unadjusted Death Benefit will be greater than the Face Amount plus the Accumulated Value. Each additional dollar added to the Accumulated Value above $133,333 will increase the Unadjusted Death Benefit by $2.50. An Accumulated Value of $150,000 will result in an Unadjusted Death Benefit of $375,000 (2.50 x $150,000), and an Accumulated Value of $200,000 will yield an Unadjusted Death Benefit of $500,000 (2.50 x $200,000). Similarly, any time the Accumulated Value exceeds $133,333, each dollar taken out of the Accumulated Value will reduce the Unadjusted Death Benefit by $2.50. If at any time, however, the Accumulated Value multiplied by the specified percentage is less than the Face Amount plus the Accumulated Value, the Unadjusted Death Benefit will be the Face Amount plus the Accumulated Value.

     At Attained Age 100 of the younger of the two Insureds (even if the younger of the two Insureds is not then living), Option B automatically becomes Option A.

     Which Death Benefit Option to Choose. If an Owner prefers to have premium payments and favorable investment performance reflected partly in the form of an increasing Death Benefit, the Owner should choose Option B. If an Owner is satisfied with the amount of the Insured's existing insurance coverage and prefers to have premium payments and favorable investment performance reflected to the maximum extent in the Accumulated Value, the Owner should choose Option A.

     Change in Death Benefit Option. After the first Policy Year, the Death Benefit Option in effect may be changed by sending National Life a written request. No charges will be imposed to make a change in the Death Benefit Option. The effective date of any such change will be the Monthly Policy Date on or next following the date National Life receives the written request. Only one change in Death Benefit Option is permitted in any one Policy Year.

     If the Death Benefit Option is changed from Option A to Option B, on the effective date of the change, the Death Benefit will not change and the Face Amount will be decreased by the Accumulated Value on that date. However, this change may not be made if it would reduce the Basic Amount to less than the Minimum Basic Coverage Amount.

     If the Death Benefit Option is changed from Option B to Option A, on the effective date of the change, the Death Benefit will not change and the Face Amount will be increased by the Accumulated Value on that date.

     A change in the Death Benefit Option may affect the Net Amount at Risk over time which, in turn, would affect the monthly Cost of Insurance Charge (see "Monthly Deductions," Page __). Changing from Option A to Option B will generally result in a Net Amount at Risk that remains level. Such a change will result in a relative increase in the Cost of Insurance Charges over time because the Net Amount at Risk will, unless the Unadjusted Death Benefit is based on the applicable percentage of Accumulated Value, remain level as cost of insurance rates increase over time, rather than the Net Amount at Risk decreasing as the Accumulated Value increases. Changing from Option B to Option A will, if the Accumulated Value increases, decrease the Net Amount at Risk over time, thereby potentially offsetting the effect of increases and over time in the cost of insurance rates.

     The effects of these Death Benefit Option changes on the Face Amount, Unadjusted Death Benefit and Net Amount at Risk can be illustrated as follows. Assume that a contract under Option A has a Face Amount of $500,000 and an Accumulated Value of $100,000 and, therefore, an Unadjusted Death Benefit of $500,000 and a Net Amount at Risk of $400,000 ($500,000 - $100,000). If the
Death Benefit Option is changed from Option A to Option B, the Face Amount will decrease from $500,000 to $400,000 and the Unadjusted Death Benefit and Net Amount at Risk would remain the same. The decrease will apply to Basic Coverage and Additional Coverage in the order described under "Ability to Adjust Face Amount - Decreases" on page _____. Assume that a contract under Option B has a Face Amount of $500,000 and an Accumulated Value of $50,000 and, therefore, the Unadjusted Death Benefit is $550,000 ($500,000 + $50,000) and the Net Amount at Risk is $500,000 ($550,000 - $50,000). If the Death Benefit Option is changed from Option B to Option A, the Face Amount will increase to $550,000, and the Unadjusted Death Benefit and Net Amount at Risk would remain the same. The $50,000 increase in Face Amount will be Basic Coverage.

     If a change in the Death Benefit Option would result in cumulative premiums exceeding the maximum premium limitations under the Internal Revenue Code for life insurance, National Life will not effect the change.

     A change in the Death Benefit Option may have Federal income tax consequences. (See "Tax Treatment of Policy Benefits," Page ____).

     How the Death Benefit May Vary. The amount of the Death Benefit may vary with the Accumulated Value in the following circumstances. The Death Benefit under Option A will vary with the Accumulated Value whenever the specified percentage of Accumulated Value exceeds the Face Amount of the Policy. The Death Benefit under Option B will always vary with the Accumulated Value because the Unadjusted Death Benefit equals the greater of (a) the Face Amount plus the Accumulated Value and (b) the Accumulated Value multiplied by the specified percentage.


ABILITY TO ADJUST FACE AMOUNT

       Subject to certain limitations, an Owner may generally, at any time after the first Policy Year, increase or decrease the Policy's Face Amount by submitting a written application to National Life. The effective date of an increase will be the Monthly Policy Date on or next following National Life's approval of the request, and the effective date of a decrease is the Monthly Policy Date on or next following the date that National Life receives the written request. An increase or decrease in Face Amount may have federal tax consequences. (See "Tax Treatment Of Policy Benefits," Page ___). The effect of changes in Face Amount on Policy charges, as well as other considerations, are described below.


       Increase. A request for an increase in Face Amount may not be for less than $50,000, or such lesser amount required in a particular state. The Owner may not increase the Face Amount after the older of the two Insureds' Attained Age 90. To obtain the increase, the Owner must submit an application for the increase and provide evidence satisfactory to National Life of both Insureds' insurability. The increase may be either an addition of Basic Coverage or Additional Coverage. An increase in Basic Coverage will result in increased Surrender Charges. An increase in Basic Coverage will also begin a new ten year period for purposes of applying the Monthly Administrative Charge to the new amount of Basic Coverage. If an increase in Basic
  Coverage would move the Policy into a new size band for purposes of the Variable Account Charge, the Variable Account Charge percentage rate may be reduced as a result of the increase. In the event that an increase simultaneously adds both Basic Coverage and Additional Coverage, the Basic Coverage is assumed to have been added first.

       On the effective date of an increase, and taking the increase into account, the Cash Surrender Value must be equal to the Monthly Deductions then due and the Surrender Charge associated with the increase, in the case of an increase in Basic Coverage. If the Cash Surrender Value is not sufficient, the increase will not take effect until the Owner makes a sufficient additional premium payment to increase the Cash Surrender Value.

       An increase in the Face Amount will generally affect the total Net
  Amount at Risk which will increase the monthly Cost of Insurance Charges. In addition, the Insureds may be in different Rate Classes as to the increase in insurance coverage. An increase in premium payment or frequency may be appropriate after an increase in Face Amount. (See "Cost of Insurance," Page ___). After an increase, part of the Net Amount at Risk will be attributable to the initial coverage under the Policy and part will be attributable to the increase. For purposes of allocating Accumulated Value to each portion of the total Net Amount at Risk to determine the Cost of Insurance Charge, the Accumulated Value is first considered part of the initial segment. If the Accumulated Value exceeds the initial segment's Face Amount, then it is allocated to increases in Face Amount in the order that such increases took effect.

         Decrease. The amount of the Face Amount after a decrease cannot be less than 75% of the largest Face Amount in force at any time in the twelve months immediately preceding National Life's receipt of the request. The Basic Coverage after any decrease may not be less than the Minimum Basic Coverage, which is currently $100,000. To the extent a decrease in the Face Amount could result in cumulative premiums exceeding the maximum premium limitations applicable for life insurance under the Internal Revenue Code, National Life will not effect the decrease.

       A decrease in the Face Amount generally will decrease the total Net Amount at Risk, which will decrease an Owner's monthly Cost of Insurance Charges. If a decrease in Basic Coverage would move the Policy into a new size band for purposes of the Variable Account Charge, the Variable Account Charge percentage rate may be increased as a result of the decrease.

       For purposes of determining the Monthly Deductions Charge, any decrease in the Face Amount will reduce the Face Amount in the following order: (a) the increase in Face Amount provided by the most recent increase; (b) the next most recent increases, in inverse chronological order; and (c) the Initial Face Amount. If an increase involved the simultaneous addition of Basic Coverage and Additional Coverage, a decrease in the Face Amount will reduce the Additional Coverage first, and the Basic Coverage.

HOW THE DURATION OF THE POLICY MAY VARY

         The Policy will remain in force as long as the Cash Surrender Value of the Policy is sufficient to pay the Monthly Deductions and the charges under the Policy. When the Cash Surrender Value is insufficient to pay the charges and the Grace Period expires without an adequate premium payment by the Owner, the Policy will lapse and terminate without value. Notwithstanding the foregoing, during the first five Policy Years the Policy will not lapse if, as of the Monthly Policy Date that the Cash Surrender Value of the Policy first becomes insufficient to pay the charges, the Cumulative Minimum Monthly
Premium has been paid. The Owner has certain rights to reinstate the Policy, if it should lapse. (See "Reinstatement," Page ___).

          In addition, an optional Guaranteed Death Benefit Rider is available which will guarantee that the Policy will not lapse prior to a time specified in such Rider, regardless of investment performance, if the Cumulative Guarantee Premium has been paid as of each Monthly Policy Date.

ACCUMULATED VALUE

         The Accumulated Value is the total amount of value held under the Policy at any time. It is equal to the sum of the Policy's values in the Variable Account and the Fixed Account. The Accumulated Value minus any applicable Surrender Charge, and minus any outstanding Policy loans and accrued interest, is equal to the Cash Surrender Value. There is no guaranteed minimum for the portion of the Accumulated Value in any of the Subaccounts of the Variable Account and, because the Accumulated Value on any future date depends upon a number of variables, it cannot be predetermined.

         The Accumulated Value and Cash Surrender Value will reflect the Net Premiums paid, investment performance of the chosen Subaccounts of the Variable Account, the crediting of interest on non-loaned Accumulated Value in the Fixed Account and amounts held as Collateral in the Fixed Account, any transfers, any Withdrawals, any loans, any loan repayments, any loan interest paid, and charges assessed in connection with the Policy.

         Determination of Number of Units for the Variable Account. Amounts allocated, transferred or added to a Subaccount of the Variable Account under a Policy are used to purchase units of that Subaccount; units are redeemed when amounts are deducted, transferred or withdrawn. The number of units a Policy has in a Subaccount equals the number of units purchased minus the number of units redeemed up to such time. For each Subaccount, the number of units purchased or redeemed in connection with a particular transaction is determined by dividing the dollar amount by the unit value.

         Determination of Unit Value. The unit value of a Subaccount is equal to the unit value on the immediately preceding Valuation Day multiplied by the Net Investment Factor for that Subaccount on that Valuation Day.

         Net Investment Factor. Each Subaccount of the Variable Account has its own Net Investment Factor. The Net Investment Factor measures the daily investment performance of the Subaccount. The factor will increase or decrease, as appropriate, to reflect net investment income and capital gains or losses, realized and unrealized, for the securities of the underlying portfolio or series.

         Calculation of Accumulated Value. The Accumulated Value is determined first on the Date of Issue and thereafter on each Valuation Day. On the Date of Issue, the Accumulated Value will be the Net Premiums received, plus any earnings prior to the Date of Issue, less any Monthly Deductions due on the Date of Issue. On each Valuation Day after the Date of Issue, the Accumulated Value will be:

         (1) The aggregate of the values attributable to the Policy in the Variable Account, determined by multiplying the number of units the Policy has in each Subaccount of the Variable Account by such Subaccount's unit value on that date; plus

         (2) The value attributable to the Policy in the Fixed Account (See "The Fixed Account," Page ___).

PAYMENT AND ALLOCATION OF PREMIUMS

         Issuance of a Policy. In order to purchase a Policy, an individual must make application to National Life through a licensed National Life agent who is also a registered representative of Equity Services, Inc. ("ESI") or a broker/dealer having a Selling Agreement with ESI or a broker/dealer having a Selling Agreement with such a broker/dealer. If the Minimum Initial Premium is not submitted with the application, it must be submitted when the Policy is delivered. Prior to the Issue Date, National Life will accept amounts less than the Minimum Initial Premium as long as they are at least equal to the Minimum Monthly Premium. If the amount paid by the Issue Date is not at least the Minimum Initial Premium, then all premiums paid will be refunded, and the Policy will not be issued. If the first premium is submitted when the Policy is delivered, and the premium is less than the Minimum Initial Premium, the balance of the Minimum Initial Premium must be received within five days, or all premiums will be refunded. The minimum amount of Basic Coverage of a Policy under National Life's rules is generally $100,000.

         National Life reserves the right to revise its rules from time to time to specify a different minimum amount of Basic Coverage for subsequently issued Policies. A Policy will be issued only on two Insureds each of whom has an Issue Age from 20 to 90 and who provide National Life with satisfactory evidence of insurability. Acceptance is subject to National Life's underwriting rules. National Life reserves the right to reject an application for any reason permitted by law. The Policy may also be available on a guaranteed issue basis. (See "Cost of Insurance Rate"
  Page ______, and "Distribution of Policies," Page ___.)

         From the time the application for a Policy is signed until the time the Policy is issued, an applicant can, subject to National Life's underwriting rules, obtain temporary survivorship insurance protection, pending issuance of the Policy, by answering "no" with respect to both Insureds to the Health Questions of the Receipt & Temporary Life Insurance Agreement and submitting (a) a complete Application including any medical questionnaire required, and (b) payment of the Minimum Monthly Premium.

         The amount of coverage under the Receipt & Temporary Life Insurance Agreement is the lesser of the Face Amount applied for or $1,000,000 ($100,000 in the case that the younger of the two proposed Insureds is age 70 or over). Coverage under the agreement will end on the earliest of (a) the 90th day from the date of the agreement; (b) the date that insurance takes effect under the Policy; (c) the date a policy, other than as applied for, is offered to the Applicant; (d) three days from the date National Life mails a notice of termination of coverage; (e) the time the Applicant first learns that the Company has terminated the temporary life insurance; or (f) the time the Applicant withdraws the application for life insurance.

           National Life will offer a one time credit to Home Office employees who purchase a Policy, as both Owner and one of the two
  Insureds. This one time credit will be 50% of the target premium used in the calculation of commissions on the Policy. The amount of the credit will be added to the initial premium payment submitted by the Owner. Thus, the credit will be included in premium payments for purposes of calculating and deducting the Premium Tax Charge. If the Policy is surrendered, the credit will not be recaptured by National Life. The amount of the credit will not be included for purposes of calculating agent compensation for the sale of the Policy.

         Amount and Timing of Premiums. Each premium payment must be at least $50. Subject to certain limitations described below, an Owner has considerable flexibility in determining the amount and frequency of premium payments.

           At the time of application, each Owner will select a Planned Periodic Premium schedule, based on a periodic billing mode of annual, semi-annual, or quarterly payments. The Owner may request National Life to send a premium reminder notice at the specified interval. The Owner may change the Planned Periodic Premium frequency and amount. Also, under a "Check-O-Matic" plan, the Owner can select a monthly payment schedule pursuant to which premium payments will be automatically deducted from a bank account or other source, rather than being "billed." National Life may allow, in certain situations, Check-O-Matic payments of less than $100. National Life reserves the right to require that Check-O-Matic or group billing be set up for at least the Minimum Monthly Premium.

         The Owner is not required to pay the Planned Periodic Premiums in accordance with the specified schedule. The Owner may pay premiums in any amount (subject to the $100 minimum and the limitations described in the next section), frequency and time period. Payment of the Planned Periodic Premiums will not, however, guarantee that the Policy will remain in force (except that if such premiums are at least equal to the Cumulative Minimum Monthly Premium, then the Policy will remain in force for at least 5 years, or for the period covered by the Guaranteed Death Benefit Rider if such Rider is purchased) and premiums equal to or greater than the Cumulative Guarantee Premium have been paid). Instead, the duration of the Policy depends upon the Policy's Cash Surrender Value.

  Thus, even if Planned Periodic Premiums are paid, the Policy will lapse whenever the Cash Surrender Value is insufficient to pay the Monthly Deductions and any other charges under the Policy and if a Grace Period expires without an adequate payment by the Owner (unless the Policy is in its first five years, or the Guaranteed Death Benefit Rider has been purchased and remains applicable, so long as the Cumulative Minimum Monthly Premium, or the Cumulative Guarantee Premium, respectively, has been paid).

       Any payments made while there is an outstanding Policy loan will be applied as premium payments rather than loan repayments, unless National Life is notified in writing that the amount is to be applied as a loan repayment. No premium payments may be made after the younger of the Insureds reaches Attained Age 100. However, loan repayments will be permitted after the younger of the Insureds reaches Attained Age 100.

         Higher premium payments under Death Benefit Option A, until the applicable percentage of Accumulated Value exceeds the Face Amount, will generally result in a lower Net Amount at Risk, and lower Cost of Insurance Charges against the Policy. Conversely, lower premium payments in this situation will result in a higher Net Amount at Risk, which will result in higher Cost of Insurance Charges under the Policy.

         Under Death Benefit Option B, until the applicable percentage of Accumulated Value exceeds the Face Amount plus the Accumulated Value, the level of premium payments will not affect the Net Amount at Risk. (However, both the Accumulated Value and Death Benefit will be higher if premium payments are higher, and lower if premium payments are lower.)

         Under either Death Benefit Option, if the Unadjusted Death Benefit is the applicable percentage of Accumulated Value, then higher premium payments will result in a higher Net Amount at Risk, and higher Cost of Insurance Charges. Lower premium payments will result in a lower Net Amount at Risk, and lower Cost of Insurance Charges.

         Premium Limitations. With regard to a Policy's inside build-up, the Code provides for exclusion of the Unadjusted Death Benefit from gross income if total premium payments do not exceed certain stated limits. In no event can the total of all premiums paid under a Policy exceed such limits. If at any time a premium is paid which would result in total premiums exceeding such limits, National Life will only accept that portion of the premium which would make total premiums equal the maximum amount which may be paid under the Policy. The excess will be promptly refunded, and in the cases of premiums paid by check, after such check has cleared. If there is an outstanding loan on the Policy, the excess may instead be applied as a loan repayment. Even if total premiums were to exceed the maximum premium limitations established by the Code, the excess of (a) a Policy's Unadjusted Death Benefit over (b) the Policy's Cash Surrender Value plus outstanding Policy loans and accrued interest, would still generally be excludable from gross income under the Code.

         The maximum premium limitations set forth in the Code depend in part upon the amount of the Unadjusted Death Benefit at any time. As a result, any Policy changes which affect the amount of the Unadjusted Death Benefit may affect whether cumulative premiums paid under the Policy exceed the maximum premium limitations. To the extent that any such change would result in cumulative premiums exceeding the maximum premium limitations, National Life will not effect such change. (See "Federal Income Tax Considerations," Page ___).

         Unless the Insured provides satisfactory evidence of insurability, National Life reserves the right to limit the amount of any premium payment if it increases the Unadjusted Death Benefit more than it increases the Accumulated Value.

         Allocation of Net Premiums. The Net Premium equals the premium paid less the Premium Expense Charge. In the application for the Policy, the Owner will indicate how Net Premiums should be allocated among the Subaccounts of the Variable Account and/or the Fixed Account. These allocations may be changed at any time by the Owner by written notice to National Life at its Home Office, or if the telephone transaction privilege has been elected, by telephone instructions (See "Telephone Transaction Privilege," Page ___).
  The percentages of each Net Premium that may be allocated to any Subaccount must be in whole numbers of not less than 5%, and the sum of the allocation percentages must be 100%. Except in the circumstances described in the following paragraph, National Life will allocate the Net Premiums as of the Valuation Date it receives such premium at its Home Office, based on the allocation percentages then in effect.

         Any portion of the Initial Premium and any subsequent premiums received by National Life before the end of the free-look period which are to be allocated to the Variable Account will be allocated to the Money
  Market Subaccount. For this purpose, National Life will assume that the free-look period will end 20 days after the date the Policy is issued. On the first Valuation Date following 20 days after issue of the Policy, National Life will allocate the amount in the Money Market Subaccount to each of the Subaccounts selected in the application based on the proportion that the allocation percentage set forth in the application for such Subaccount bears to the sum of the Variable Account premium allocation percentages then in effect.

         For example, assume a Policy was issued with Net Premiums to be allocated 25% to the Managed Subaccount, 25% to the Bond Subaccount and 50% to the Fixed Account. During the period stated above, 50% (25% + 25%) of the Net Premiums will be allocated to the Money Market Subaccount. At the end of such period, 50% (25% / 50%) of the amount in the Money Market Subaccount will be transferred to the Managed Subaccount and 50% to the Bond Subaccount.

         The values of the Subaccounts will vary with their investment experience and the Owner bears the entire investment risk. Owners should periodically review their allocation percentages in light of market conditions and the Owner's overall financial objectives.

         Transfers. The Owner may transfer the Accumulated Value between and among the Subaccounts of the Variable Account and the Fixed Account by making a written transfer request to National Life, or if the telephone transaction privilege has been elected, by telephone instructions to National Life (See "Telephone Transaction Privilege," Page ___). Transfers between and among the Subaccounts of the Variable Account and the Fixed Account are made as of the Valuation Day that the request for transfer is received at the Home Office. The Owner may, at any time, transfer all or part of the amount in one of the Subaccounts of the Variable Account to another Subaccount and/or to the Fixed Account. (For transfers from the Fixed Account to the Variable Account, see "Transfers from Fixed Account," Page ___).

           Currently an unlimited number of transfers is permitted without charge, and National Life has no current intent to impose a transfer charge in the foreseeable future. However, National Life reserves the right, upon prior notice to Policy Owners, to change this policy so as to deduct a $25 transfer charge from each transfer in excess of the twelfth transfer during any one Policy Year. All transfers requested during one Valuation Period are treated as one transfer transaction. If a transfer charge is adopted in the future, transfers resulting from Policy loans, the exercise of Special Transfer Rights (see "Policy Rights - Special Transfer Rights, Page ____), and the reallocation from the Money Market Subaccount following the 10-day period after the Date of Issue, will not be subject to a transfer charge and will not count against the twelve free transfers in any Policy Year. Under present law, transfers are not taxable transactions.

         Policy Lapse. The failure to make a premium payment will not itself cause a Policy to lapse. Lapse will only occur when the Cash Surrender Value is insufficient to cover the Monthly Deductions and other charges under the Policy and the Grace Period expires without a sufficient payment. During the first five Policy Years, the Policy will not lapse so long as the Cumulative Minimum Monthly Premium has been paid, regardless of whether the Cash
Surrender Value is sufficient to cover the Monthly Deductions and other charges.

         In addition, if the Owner has elected at issue the Guaranteed Death Benefit Rider, and has paid the Cumulative Guarantee Premium as of each Monthly Policy Date, the Policy will not lapse either prior to the younger Insured's Attained Age 80 or for the entire lifetimes of the two Insureds, whichever is elected by the Owner, regardless of whether the Cash Surrender Value is sufficient to cover the Monthly Deductions. See "Optional Benefits - Guaranteed Death Benefit, Page ___)."

         The Policy provides for a 61-day Grace Period that is measured from the date on which notice is sent by National Life. The Policy does not lapse, and the insurance coverage continues, until the expiration of this Grace Period. In order to prevent lapse, the Owner must during the Grace Period make a premium payment equal to the sum of any amount by which the past Monthly Deductions have been in excess of Cash Surrender Value, plus three times the Monthly Deduction due the date the Grace Period began. The notice sent by National Life will specify the payment required to keep the Policy in force. Failure to make a payment at least equal to the required amount within the Grace Period will result in lapse of the Policy without value.

         Reinstatement. A Policy that lapses without value may be reinstated at any time within five years (or longer period required in a particular state) after the beginning of the Grace Period by submitting evidence of both Insureds' insurability satisfactory to National Life and payment of an amount sufficient to provide for two times the Monthly Deduction due on the date the Grace Period began plus three times the Monthly Deduction due on the effective date of reinstatement, which is, unless otherwise required by state law, the Monthly Policy Date on or next following the date the reinstatement application is approved. Upon reinstatement, the Accumulated Value will be based upon the premium paid to reinstate the Policy and the Policy will be reinstated with the same Date of Issue as it had prior to the lapse. Neither the five year no lapse guarantee nor the Death Benefit Guarantee Rider may be reinstated.

     Specialized Uses of the Policy. Because the Policy provides for an accumulation of cash value as well as a death benefit, the Policy can be used for various individual and business financial planning purposes. Purchasing the Policy in part for such purposes entails certain risks. For example, if the investment performance of Subaccounts to which Policy Value is allocated is poorer than expected or if sufficient premiums are not paid, the Policy may lapse or may not accumulate sufficient Accumulated Value or Cash Surrender Value to fund the purpose for which the Policy was purchased. Withdrawals and Policy loans may significantly affect current and future Accumulated Value, Cash Surrender Value, or Death Benefit proceeds. Depending upon Subaccount investment performance and the amount of a Policy loan, the loan may cause a Policy to lapse. Because the Policy is designed to provide benefits on a long-term basis, before purchasing a Policy for a specialized purpose a purchaser should consider whether the long-term nature of the Policy is consistent with the purpose for which it is being considered. Using a Policy for a specialized purpose may have tax consequences. (See "Federal Income Tax Considerations," Page __.)

                             CHARGES AND DEDUCTIONS

         Charges will be deducted in connection with the Policy to compensate National Life for (a) providing the insurance and other benefits set forth in the Policy; (b) administering the Policy; (c) assuming certain mortality and other risks in connection with the Policy; and (d) incurring expenses in distributing the Policy including costs associated with prospectuses and sales literature and sales compensation.

PREMIUM EXPENSE CHARGE

         The Premium Expense Charge consists of two portions. The first is a deduction of 3.40% of the premium will be made from each premium payment prior to allocation of Net Premiums, to cover state premium taxes and the federal DAC Tax.

         The federal DAC Tax is a tax attributable to certain "policy acquisition expenses" under Section 848 of the Code. Section 848 in effect accelerates the realization of income National Life receives from the Policies, and therefore the payment of federal income taxes on that income. The economic consequence of Section 848 is, therefore, an increase in the tax burden borne by National Life that is attributable to the Policies.

         The Premium Expense Charge will also include, during the first 10 Policy Years, a deduction of 7.0% of the premium up to the Target Premium, and 4.0% of premium in excess of the Target Premium, from each premium payment prior to allocation of Net Premiums, to compensate National Life for the expenses incurred in distributing the Policies, including commissions to selling agents. National Life reserves the right to increase the the charge for premiums in excess of the Target Premium from 4.0% to 5.0% of such premiums. National Life currently intends to reduce this deduction from premiums paid after the tenth Policy Anniversary to 4.0% of all premiums, although it reserves the right to make a deduction of up to the maximum permitted during the first ten years.

SURRENDER CHARGE

         A Surrender Charge is imposed if the Policy is surrendered or lapses at any time before the end of the tenth Policy Year, or the ten years after an increase in the Basic Coverage. The Surrender Charge will initially be equal to the Policy's Target Premium, as shown in Appendix B to this Prospectus. The Surrender Charge will be level for the first five years, and then decline linearly by month until it is zero at the beginning of Policy Year 11. For increases in Basic Coverage, the Surrender Charge will initially be the Target Premium associated with the increase. It will be level for five years from the date of the increase, and then decline linearly by month until it is zero at the beginning of the eleventh year after the date of the increase. The Surrender Charge will not decrease in the event of a decrease in Basic Coverage. The actual Surrender Charge for your Policy will be stated in the Policy.

MONTHLY DEDUCTIONS

         Charges will be deducted from the Accumulated Value on the Date of Issue and on each Monthly Policy Date. The Monthly Deduction consists of four components - (a) the Cost of Insurance Charge, (b) the Variable Account Charge,
(c) the Monthly Administrative Charge, and (d) the cost of any additional benefits provided by Rider. Because portions of the Monthly Deduction, such as the Cost of Insurance Charge, can vary from Policy Month to Policy Month, the Monthly Deduction may vary in amount from Policy Month to Policy Month. The Monthly Deduction will be deducted on a pro rata basis from the Subaccounts of the Variable Account and the Fixed Account, unless the Owner has elected at the time of application, or later requests in writing, that the Monthly Deduction be made from the Money Market Subaccount. If a Monthly Deduction cannot be made from the Money Market Subaccount, where that has been elected, the amount of the deduction in excess of the Accumulated Value available in the Money Market Subaccount will be made on a pro rata basis from Accumulated Value in the Subaccounts of the Variable Account and the Fixed Account.

         Cost of Insurance Charge. Because the Cost of Insurance Charge depends upon several variables, the cost for each Policy Month can vary. National Life will determine the monthly Cost of Insurance Charge by multiplying the applicable cost of insurance rate or rates by the Net Amount at Risk for each Policy Month.

         The Net Amount at Risk on any Monthly Policy Date is the amount by which the Unadjusted Death Benefit on that Monthly Policy Date, adjusted by a factor, exceeds the Accumulated Value. This factor is 1.00327234, and is used to reduce the Net Amount at Risk, solely for purposes of computing the Cost of Insurance Charge, by taking into account assumed monthly earnings at an annual rate of 4%.

The Net Amount at Risk is determined separately for the Initial Face Amount and any increases in Face Amount. In determining the Net Amount at Risk for each increment of Face Amount, the Accumulated Value is first considered part of the Initial Face Amount. If the Accumulated Value exceeds the Initial Face Amount, it is considered as part of any increases in Face Amount in the order such increases took effect.

         If the Policy includes both Basic Coverage and Additional Coverage, the Net Amount at Risk is separated into portions applicable to each type of coverage. For this purpose, Accumulated Value is applied against Basic Coverage first for Basic Coverage and Additional Coverage which began at the same time. Any change in the Net Amount at Risk will affect the total Cost of Insurance Charges paid by the Owner.

        A cost of insurance rate is also determined separately for the Initial Face Amount and any increases in Face Amount. In calculating the Cost of Insurance Charge, a rate based on the Rate Classes of the two Insureds on the Date of Issue is applied to the Net Amount at Risk for the Initial Face Amount. For each increase in Face Amount, a rate based on the Rate Classes of the two Insureds applicable at the time of the increase is used. If, however, the Unadjusted Death Benefit is calculated as the Accumulated Value times the specified percentage, the rate based on the Rate Classes for the Initial Face Amount will be used for the amount of the Unadjusted Death Benefit in excess of the total Face Amount. Again, if any time segment includes both Basic Coverage and Additional Coverage, separate cost of insurance rates are applied to each type of coverage.

        Cost of Insurance Rate. The guaranteed maximum cost of insurance rates are set forth in the Policy, and will depend on each Insured's Issue Age, sex, substandard or uninsurable status, the Policy's Duration, and the 1980 Commissioners Standard Ordinary Mortality Table. Guaranteed maximum cost of insurance rates will also vary depending on whether the coverage is Basic Coverage or Additional Coverage, with higher rates being applicable to Additional Coverage. The actual cost of insurance rates used ("current rates") will depend on each Insured's Issue Age, sex, and Rate Class, as well as the Policy's Duration, and whether the coverage is Basic Coverage or Additional Coverage (however, current rates applicable to Additional Coverage may be higher or lower than for Basic Coverage). Generally, the current cost of insurance rate for a given set of Attained Ages will be less for Insureds whose Policy was issued more than 10 years ago, than for Insureds whose Policy was issued less than 10 years ago, other factors being equal. National Life periodically reviews the adequacy of its current cost of insurance rates and may adjust their level. However, they will never exceed guaranteed maximum cost of insurance rates. Any change in the current cost of insurance rates will apply to all sets of persons of the same Issue Ages, sexes, and Rate Classes, and with Policies of the same Duration.

        Rate Class. The Rate Classes of the two Insureds will affect the current cost of insurance rates. National Life currently places Insureds into preferred nonsmoker, nonsmoker, preferred smoker, smoker, substandard, and uninsurable classes. Smoker substandard, and uninsurable classes reflect higher mortality risks. In an otherwise identical Policy, Insureds in a preferred or standard class will have a lower Cost of Insurance Charge than Insureds in a substandard class with higher mortality risks. Nonsmoking Insureds will generally incur lower cost of insurance rates than Insureds who are classified as smokers. Classification of an Insured as substandard or uninsurable will also affect the guaranteed cost of insurance rates.

        Variable Account Charge. The Variable Account Charge varies by the amount of Basic Coverage in the Policy. It is a percentage of the Accumulated Value in the Variable Account, and does not apply to Accumulated Value in the Fixed Account. During the first 10 Policy Years, for Policies with Basic Coverage less than $1,000,000, the current annual charge is 0.90%; for Policies with Basic Coverage from $1,000,000 to $2,999,999, the current annual charge is 0.80%, and for Policies with Basic Coverage of more than $3 million, the current annual charge is 0.75%. In all cases, National Life reserves the right to increase this charge to an amount not to exceed 0.90%. For years after Policy Year 10, National Life currently intends to reduce this charge to the following rates: for Polices with Basic Coverage of less than $1 million, an annual charge of 0.35%; for Policies with Basic Coverage from $1,000,000 to $2,999,999, an annual charge of 0.30%, and for Policies with Basic Coverage of more than $3 million, an annual charge of 0.25%. However, National Life reserves the right to continue to charge a Variable Account Charge in an annual amount up to 0.90% in years after Policy Year 10.

         Monthly Administrative Charge. The amount of the Monthly Administrative Charge during the first ten Policy Years is $15.00, plus $0.08 per $1000 of Basic Coverage. The per $1000 portion of this charge during the first ten Policy Years will be increased by $.01 per $1000 of Basic Coverage for each Insured who is a smoker. National Life classifies all nicotine users as smokers, including cigarette, cigar, pipe, chewing tobacco, snuff, nicotine patches and nicotine gum.

         After the first ten Policy Years, National Life currently intends to charge a Monthly Administrative Charge in the amount of $7.50, with no additional amount per $1000 of Basic Coverage, and during this period the Monthly Administrative Charge is guaranteed not to exceed $15.00, plus $0.08 per $1000 of Basic Coverage.

         Optional Benefit Charges. The Monthly Deduction will include charges for any additional benefits added to the Policy. The monthly charges will be specified in the applicable Rider. The available Riders are listed under "Optional Benefits," on Page __ below.

WITHDRAWAL CHARGE

         At the time of a Withdrawal, National Life will assess a charge equal to the lesser of 2% of the Withdrawal amount and $25. This Withdrawal Charge will be deducted from the Withdrawal amount.

TRANSFER CHARGE

        Currently, unlimited transfers are permitted among the Subaccounts, or from the Variable Account to the Fixed Account, and transfers from the Fixed Account to the Variable Account are permitted within the limits described on Page __, in each case without charge. National Life has no present intention to impose a transfer charge in the foreseeable future. However, National Life reserves the right to impose in the future a transfer charge of $25 on each transfer in excess of twelve transfers in any Policy Year. The Transfer Charge would be imposed to compensate National Life for the costs of processing such transfers, and would not be designed to produce a profit.

        If imposed, the transfer charge will be deducted from the amount being transferred. All transfers requested on the same Valuation Day are treated as one transfer transaction. Any future transfer charge will not apply to transfers resulting from Policy loans, the exercise of special transfer rights, the initial reallocation of account values from the Money Market Subaccount to other Subaccounts, and any transfers made pursuant to the Dollar Cost Averaging and Portfolio Rebalancing features. These transfers will not count against the twelve free transfers in any Policy Year.

PROJECTION REPORT CHARGE

        National Life may impose a charge for each projection report requested by the Owner. This report will project future values and future Death Benefits for the Policy. National Life will notify the Owner in advance of the amount of the charge, and the Owner may elect to pay the charge in advance. If not paid in advance, this charge will be allocated among and deducted from the Subaccounts of the Variable Account and/or the Fixed Account in proportion to their respective Accumulated Values on the date of the deduction.

OTHER CHARGES

            The Variable Account purchases shares of the Funds at net asset value. The net asset value of those shares reflect management fees and expenses already deducted from the assets of the Funds' Portfolios. The fees and expenses for the Funds and their Portfolios are described briefly in connection with a general description of each Fund, and historical expense ratio information for the Funds is presented in the "Summary of Policy Expenses" section on page above. More detailed information is contained in the Funds Prospectuses which are attached to or accompany this Prospectus.

                                  POLICY RIGHTS

LOAN PRIVILEGES

            General. The Owner may at any time after the first anniversary of the Date of Issue (and during the first year where required by law) borrow money from National Life using the Policy as the only security for the loan. The Owner may obtain Policy loans while the Policy is in force in an amount not exceeding the Policy's Cash Surrender Value on the date of receipt of the loan request, minus three times the Monthly Deduction for the most recent Monthly Policy Date. However, for Policies which have elected the Guaranteed Death Benefit Rider, if the Owner obtains a Policy loan in excess of the cumulative premiums paid minus the Cumulative Guarantee Premium, then the Guaranteed Death Benefit Rider will enter a lapse pending notification period. This means that the Guaranteed Death Benefit Rider (but not the Policy itself) will lapse if a sufficient premium is not paid within the 61-day lapse pending notification period.

        While either Insured is living, the Owner may repay all or a portion of a loan and accrued interest. Loans may be taken by making a written request to National Life at its Home Office, or, if the telephone transaction privilege has been elected, by providing telephone instructions to National Life at its Home Office. Loan proceeds will be paid within seven days of a valid loan request. (See "Telephone Transaction Privilege," Page 36.) National Life limits the amount of a Policy loan taken pursuant to telephone instructions to $25,000.

            Interest Rate Charged. The interest rate charged on Policy loans will be at the fixed rate of 6% per year. Interest is charged from the date of the loan and is due at the end of each Policy Year. If interest is not paid when due, it will be added to the loan balance and bear interest at the same rate. At the end of the Policy Year, the loan interest will be added to the loan balance. Any payments made by the Owner to cover loan interest will be used to reduce the amount of the Policy loan.

            Allocation of Loans and Collateral. When a Policy loan is taken, Accumulated Value is held in the Fixed Account as Collateral for the Policy loan. Accumulated Value is taken from the Subaccounts of the Variable Account based upon the instructions of the Owner at the time the loan is taken. If specific allocation instructions have not been received from the Owner, the Policy loan will be allocated to the Subaccounts based on the proportion that each Subaccount's value bears to the total Accumulated Value in the Variable Account. If the Accumulated Value in one or more of the Subaccounts is insufficient to carry out the Owner's instructions, the loan will not be processed until further instructions are received from the Owner. Non-loaned Accumulated Value in the Fixed Account will become Collateral for a loan only to the extent that the Accumulated Value in the Variable Account is insufficient. Any loan interest due and unpaid will be allocated among and transferred first from the Subaccounts of the Variable Account in proportion to the Accumulated Values held in the Subaccounts, and then from the non-loaned portion of the Fixed Account.

            The Collateral for a Policy loan will initially be the loan amount. Any loan interest due and unpaid will be added to the Policy loan. National Life will take additional Collateral for such loan interest so added pro rata from the Subaccounts of the Variable Account, and then, if the amounts in the Variable Account are insufficient, from the non-loaned portion of the Fixed Account, and hold the Collateral in the Fixed Account. At any time, the amount of the outstanding loan under a Policy equals the sum of all loans (including due and unpaid interest added to the loan balance) minus any loan repayments.

            Interest Credited to Amounts Held as Collateral. As long as the Policy is in force, National Life will credit the amount held in the Fixed Account as Collateral with interest at effective annual rates it determines, but not less than 4% or such higher minimum rate required under state law. The rate will apply to the calendar year which follows the date of determination.

            Preferred Policy Loans. National Life currently intends, but is not obligated to continue, to make preferred Policy loans available at the beginning of Policy Year 11. For such preferred Policy loans the rate of interest charged on the loan will be 4.25%, and amounts held as Collateral in the Fixed Account will be credited with interest at an annual rate of 4.0%. If both preferred and non-preferred loans exist at the same time, any loan repayment will be applied first to the non-preferred loan. National Life is not obligated to continue to make preferred loans available, and will make such loans available in its sole discretion. Preferred loans may not be treated as indebtedness for federal income tax purposes.

            Effect of Policy Loan. Policy loans, whether or not repaid, will have a permanent effect on the Accumulated Value and the Cash Surrender Value, and may permanently affect the Death Benefit under the Policy. The effect on the Accumulated Value and Death Benefit could be favorable or unfavorable, depending on whether the investment performance of the Subaccounts and the interest credited to the Accumulated Value in the Fixed Account not held as Collateral is less than or greater than the interest being credited on the amounts held as Collateral in the Fixed Account while the loan is outstanding. Compared to a Policy under which no loan is made, values under a Policy will be lower when the credited interest rate on Collateral is less than the investment experience of assets held in the Variable Account and interest credited to the Accumulated Value in the Fixed Account not held as Collateral. The longer a loan is outstanding, the greater the effect a Policy loan is likely to have. The Death Benefit will be reduced by the amount of any outstanding Policy loan.

            Loan Repayments. National Life will assume that any payments made while there is an outstanding loan on the Policy are premium payments, rather than loan repayments, unless it receives written instructions that a payment is a loan repayment. In the event of a loan repayment, the amount held as Collateral in the Fixed Account will be reduced by an amount equal to the repayment, and such amount will be transferred to the Subaccounts of the Variable Account and to the non-loaned portion of the Fixed Account based on the Net Premium allocations in effect at the time of the repayment.

            Lapse With Loans Outstanding. The amount of an outstanding loan under a Policy plus any accrued interest on outstanding loans is not part of Cash Surrender Value. Therefore, the larger the amount of an outstanding loan, the more likely it is that the Policy could lapse. (See "How the Duration of the Policy May Vary," Page __ and "Policy Lapse," Page __.) In addition, if the Policy is not a Modified Endowment Policy, lapse of the Policy with outstanding loans may result in adverse federal income tax consequences. (See "Tax Treatment of Policy Benefits," Page __.)

            Tax Considerations. Any loans taken from a "Modified Endowment Contract" will be treated as a taxable distribution. In addition, with certain exceptions, a 10% additional income tax penalty will be imposed on the portion of any loan that is included in income. (See "Distributions from Policies Classified as Modified Endowment Contracts," Page __.)

SURRENDER PRIVILEGE

            At any time before the death of the last to die of the two Insureds, the Owner may surrender the Policy for its Cash Surrender Value. The Cash Surrender Value is the Accumulated Value minus any Policy loan and accrued interest and less any applicable Surrender Charge. The Cash Surrender Value will be determined by National Life on the Valuation Day it receives, at its Home Office, a written surrender request signed by the Owner, and the Policy. A surrender may not be requested over the telephone. Coverage under the Policy will end on the day the Owner mails or otherwise sends the written surrender request and the Policy to National Life. Surrender proceeds will ordinarily be mailed by National Life to the Owner within seven days of receipt of the request. (See "Other Policy Provisions - Payment of Policy Benefits", Page __.)

        A surrender may have Federal income tax consequences. (See "Tax Treatment of Policy Benefits," Page __.)

WITHDRAWAL OF CASH SURRENDER VALUE

            At any time before the death of the last to die of the two Insureds and after the first Policy Anniversary, the Owner may withdraw a portion of the Policy's Cash Surrender Value. The minimum amount which may be withdrawn is $500. The maximum Withdrawal is the Cash Surrender Value on the date of receipt of the Withdrawal request, minus three times the Monthly Deduction for the most recent Monthly Policy Date. However, for Policies which have elected the Guaranteed Death Benefit Rider, if the Owner obtains a Withdrawal in excess of the cumulative premiums paid minus the Cumulative Guarantee Premium, then the Guaranteed Death Benefit Rider will enter a lapse pending notification period. This means that the Guaranteed Death Benefit Rider (but not the Policy itself) will lapse if a sufficient premium is not paid within the 61-day lapse pending notification period.

        A Withdrawal Charge will be deducted from the amount of the Withdrawal. For a discussion of the Withdrawal Charge, see "Charges and Deductions - Withdrawal Charge" on Page __.

            The Withdrawal will be taken from the Subaccounts of the Variable Account based upon the instructions of the Owner at the time of the Withdrawal. If specific allocation instructions have not been received from the Owner, the Withdrawal will be allocated to the Subaccounts based on the proportion that each Subaccount's value bears to the total Accumulated Value in the Variable Account. If the Accumulated Value in one or more Subaccounts is insufficient to carry out the Owner's instructions, the Withdrawal will not be processed until further instructions are received from the Owner. Withdrawals will be taken from the Fixed Account only to the extent that Accumulated Value in the Variable Account is insufficient.

            The effect of a Withdrawal on the Death Benefit and Face Amount will vary depending upon the Death Benefit Option in effect and whether the Unadjusted Death Benefit is based on the applicable percentage of Accumulated Value. (See "Death Benefit Options," Page __.)

            Option A. The effect of a Withdrawal on the Face Amount and Unadjusted Death Benefit under Option A can be described as follows:

                     If the Face Amount divided by the applicable percentage
            of Accumulated Value exceeds the Accumulated Value just after the Withdrawal, a Withdrawal will reduce the Face Amount and the Unadjusted Death Benefit by the lesser of such excess and the amount of the Withdrawal.

                     For the purposes of this illustration (and the following
            illustrations of Withdrawals), assume that the Attained Age of the younger Insured is under 40 and there is no indebtedness. The applicable percentage is 250% for a younger Insured with an Attained Age under 40.

                     Under Option A, a contract with a Face Amount of
            $300,000 and an Accumulated Value of $30,000 will have an Unadjusted Death Benefit of $300,000. Assume that the Owner takes a Withdrawal of $10,000. The Withdrawal Charge will be $25 and the amount paid to the Owner will be $9,975. The Withdrawal will reduce the Accumulated Value to $20,000 ($30,000 - $10,000) after the Withdrawal. The Face Amount divided by the applicable percentage is $120,000 ($300,000 / 2.50), which exceeds the Accumulated Value after the Withdrawal by $100,000 ($120,000 - $20,000). The lesser of this excess and the amount of the Withdrawal is $10,000, the amount of the Withdrawal. Therefore, the Unadjusted Death Benefit and Face Amount will be reduced by $10,000 to $290,000.

                     If the Face Amount divided by the applicable percentage
            of Accumulated Value does not exceed the Accumulated Value just after the Withdrawal, then the Face Amount is not reduced. The Unadjusted Death Benefit will be reduced by an amount equal to the reduction in Accumulated Value times the applicable percentage (or equivalently, the Unadjusted Death Benefit is equal to the new Accumulated Value times the applicable percentage).

                     Under Option A, a policy with a Face Amount of $300,000
            and an Accumulated Value of $150,000 will have an Unadjusted Death Benefit of $375,000 ($150,000 x 2.50). Assume that the Owner takes a Withdrawal of $10,000. The Withdrawal Charge will be $25 and the amount paid to the Owner will be $9,975. The Withdrawal will reduce the Accumulated Value to $140,000 ($150,000 - $10,000). The Face Amount divided by the applicable percentage is $120,000, which does not exceed the Accumulated Value after the withdrawal. Therefore, the Face Amount stays at $300,000 and the Unadjusted Death Benefit is $350,000 ($140,000 x 2.50).

            Option B. The Face Amount will never be decreased by a Withdrawal. A Withdrawal will, however, always decrease the Death Benefit.

                      If the Unadjusted Death Benefit equals the Face Amount
             plus the Accumulated Value, a Withdrawal will reduce the Accumulated Value by the amount of the Withdrawal and thus the Unadjusted Death Benefit will also be reduced by the amount of the Withdrawal.

                      Under Option B, a Policy with a Face Amount of $300,000
             and an Accumulated Value of $90,000 will have an Unadjusted Death Benefit of $390,000 ($300,000 + $90,000). Assume the Owner takes a Withdrawal of $20,000. The Withdrawal Charge will be $25 and the amount paid to the Owner will be $19,975. The Withdrawal will reduce the Accumulated Value to $70,000 ($90,000 - $20,000) and the Unadjusted Death Benefit to $370,000 ($300,000 + $70,000). The Face Amount is unchanged.

                     If the Unadjusted Death Benefit immediately prior to the
            Withdrawal is based on the applicable percentage of Accumulated Value, the Unadjusted Death Benefit will be reduced to equal the greater of (a) the Face Amount plus the Accumulated Value after deducting the amount of the Withdrawal and Withdrawal Charge and
            (b) the applicable percentage of Accumulated Value after deducting the amount of the Withdrawal.

                        Under Option B, a Policy with a Face Amount of $300,000
            and an Accumulated Value of $210,000 will have an Unadjusted Death Benefit of $525,000 ($210,000 X 2.5). Assume the Owner takes a Withdrawal of $60,000. The Withdrawal Charge will be $25 and the amount paid to the Owner will be $59,975. The Withdrawal will reduce the Accumulated Value to $150,000 ($210,000 - $60,000), and the Unadjusted Death Benefit to the greater of (a) the Face Amount plus the Accumulated Value, or $450,000 ($300,000 + $150,000) and (b) the
            Unadjusted Death Benefit based on the applicable percentage of the Accumulated Value, or $375,000 ($150,000 X 2.50). Therefore, the Unadjusted Death Benefit will be $450,000. The Face Amount is unchanged.

            Any decrease in Face Amount due to a Withdrawal will reduce Face Amount in the order described under "Ability to Adjust Face Amount - Decreases" on page __.

            Because a Withdrawal can affect the Face Amount and the Unadjusted Death Benefit as described above, a Withdrawal may also affect the Net Amount at Risk which is used to calculate the Cost of Insurance Charge under the Policy. (See "Cost of Insurance Charge," Page __.) Since a Withdrawal reduces the Accumulated Value, the Cash Surrender Value of the Policy is reduced, thereby increasing the likelihood that the Policy will lapse. (See "Policy Lapse," Page __.) A request for Withdrawal may not be allowed if such Withdrawal would reduce the Basic Coverage below the Minimum Basic Coverage Amount for the Policy. Also, if a Withdrawal would result in cumulative premiums exceeding the maximum premium limitations applicable under the Code for life insurance, National Life will not allow such Withdrawal.

          Withdrawals may be requested only by sending a written request, signed by the Owner, to National Life at its Home Office. A Withdrawal may not be requested over the telephone. A Withdrawal will ordinarily be paid within seven days of receipt at the Home Office of a valid Withdrawal request.

            A Withdrawal of Cash Surrender Value may have Federal income tax consequences. (See "Tax Treatment of Policy Benefits," Page __.)

FREE-LOOK PRIVILEGE

            The Policy provides for a "free-look" period, during which the Owner may cancel the Policy and receive a refund equal to the gross premiums paid on the Policy. This free-look period ends 10 days after the Owner receives the Policy (or any longer period provided by state law). To cancel the Policy, the Owner must return the Policy to National Life or to an agent of National Life within such time with a written request for cancellation.

TELEPHONE TRANSACTION PRIVILEGE

            If the telephone transaction privilege has been elected, either on the application for the Policy or thereafter by providing a proper written authorization to National Life, an Owner may effect changes in premium allocation, transfers, and loans of up to $25,000 by providing instructions to National Life at its Home Office over the telephone. National Life reserves the right to suspend telephone transaction privileges at any time, for any reason, if it deems such suspension to be in the best interests of Policy Owners.

        National Life will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. If National Life follows these procedures it will not be liable for any losses due to unauthorized or fraudulent instructions. National Life may be liable for any such losses if those reasonable procedures are not followed. The procedures to be followed for telephone transfers will include one or more of the following: requiring some form of personal identification prior to acting on instructions received by telephone, providing written confirmation of the transaction, and making a tape recording of the instructions given by telephone.

SPECIAL TRANSFER RIGHTS

         Transfer Right for Policy. During the first two years following Policy issue, the Owner may, on one occasion, transfer the entire Accumulated Value in the Variable Account to the Fixed Account, without regard to any limits on transfers or free transfers.

         Transfer Right for Change in Investment Policy. If the investment policy of a Subaccount of the Variable Account is materially changed, the Owner may transfer the portion of the Accumulated Value in such Subaccount to another Subaccount or to the Fixed Account, without regard to any limits on transfers or free transfers.

AVAILABLE AUTOMATED FUND MANAGEMENT FEATURES

         National Life currently offers, at no charge to Owners, the following automated fund management features. Only one of these two automated fund management features may be operable at any time. National Life is not legally obligated to continue to offer these features, and although it has no current intention to do so, it may cease offering one or both such features at any time, after providing 60 days prior written notice to all Owners who are currently utilizing the features being discontinued.

         Dollar Cost Averaging. This feature permits an Owner to automatically transfer funds from the Money Market Subaccount to any other Subaccounts on a monthly basis. It may be elected at issue by marking the appropriate box on the initial application, and completing the appropriate instructions, or, after issue, by filling out similar information on a change request form and sending it to the Home Office.

         If this feature is elected, the amount to be transferred will be taken from the Money Market Subaccount and transferred to the Subaccount or Subaccounts designated to receive the funds, each month on the Monthly Policy Date (starting with the Monthly Policy Date next succeeding the date that the reallocation of the Accumulated Value out of the Money Market Subaccount and into the other Subaccounts would normally have occurred after expiration of the 10-day free look period after the Owner receives the Policy, or next succeeding the date of an election subsequent to purchase), until the amount in the Money Market Fund is depleted. The minimum monthly transfer by Dollar Cost Averaging is $100, except for the transfer which reduces the amount in the Money Market Subaccount to zero. An Owner may discontinue Dollar Cost Averaging at any time by sending an appropriate change request form to the Home Office. The dollar cost averaging feature may not be used to transfer Accumulated Value to the Fixed Account.

         This feature allows an Owner to move funds into the various investment types on a more gradual and systematic basis than the frequency on which premiums are paid. The periodic investment of the same amount will result in higher numbers of units being purchased when unit prices are lower, and lower numbers of units being purchased when unit prices are higher. This will result, over time, in a lower cost per unit than the average of the unit costs on the days on which the automated purchases are made. This technique will not, however, assure a profit or protect against a loss in declining markets. Moreover, for the dollar cost averaging technique to be effective, amounts should be available for allocation from the Money Market Subaccount through periods of low price levels as well as higher price levels.

         Portfolio Rebalancing. This feature permits an Owner to automatically rebalance the value in the Subaccounts on a quarterly, semi-annual or annual basis, based on the Owner's premium allocation percentages in effect at the time of the rebalancing. It may be elected at issue by marking the appropriate box on the initial application, or, after issue, by completing a change request form and sending it to the Home Office.

         In Policies utilizing Portfolio Rebalancing from the Date of Issue, an automatic transfer will take place which causes the percentages of the current values in each Subaccount to match the current premium allocation percentages, starting with the Monthly Policy Date three, six or twelve months after the Date of Issue, and then on each Monthly Policy Date three, six or twelve months thereafter. Policies electing Portfolio Rebalancing after issue will have the first automated transfer occur as of the Monthly Policy Date on or next following the date that the election is received at the Home Office, and subsequent rebalancing transfers will occur every three, six or twelve months from such date. An Owner may discontinue Portfolio Rebalancing at any time by submitting an appropriate change request form to the Home Office.

         In the event that an Owner changes the Policy's premium allocation percentages, Portfolio Rebalancing will automatically be discontinued unless the Owner specifically directs otherwise.

         Portfolio Rebalancing will result in periodic transfers out of Subaccounts that have had relatively favorable investment performance in relation to the other Subaccounts to which a Policy allocates premiums, and into Subaccounts which have had relatively unfavorable investment performance in relation to the other Subaccounts to which the Policy allocates premiums.

                             THE GENERAL ACCOUNT

            An Owner may allocate some or all of the Net Premiums and transfer some or all of the Accumulated Value to National Life's Fixed Account. National Life credits interest on Net Premiums and Accumulated Value allocated to the Fixed Account at rates declared by National Life (subject to a minimum guaranteed interest rate of 4%). The principal, after deductions, is also guaranteed. National Life's Fixed Account supports its insurance and annuity obligations. All assets in the Fixed Account are subject to National Life's general liabilities from business operations.

            The Fixed Account has not, and is not required to be, registered with the SEC under the Securities Act of 1933, and the Fixed Account has not been registered as an investment company under the Investment Company Act of 1940. Therefore, the Fixed Account and the interests therein are generally not subject to regulation under the 1933 Act or the 1940 Act. The disclosures relating to this account which are included in this Prospectus are for your information and have not been reviewed by the SEC. However, such disclosures may be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

MINIMUM GUARANTEED AND CURRENT INTEREST RATES

            The Accumulated Value not held as Collateral in the Fixed Account is guaranteed to accumulate at a minimum effective annual interest rate of 4%. National Life may credit the non-loaned Accumulated Value in the Fixed Account with current rates in excess of the minimum guarantee but is not obligated to do so. These current interest rates are influenced by, but do not necessarily correspond to, prevailing general market interest rates. Since National Life, in its sole discretion, anticipates changing the current interest rate from time to time, allocations to the Fixed Account made at different times are likely to be credited with different current interest rates. An interest rate will be declared by National Life each month to apply to amounts allocated or transferred to the Fixed Account in that month. The rate declared on such amounts will remain in effect for twelve months. At the end of the 12-month period, National Life reserves the right to declare a new current interest rate on such amounts and accrued interest thereon (which may be a different current interest rate than the current interest rate on new allocations to the Fixed Account on that date). Any interest credited on the amounts in the Fixed
Account in excess of the minimum guaranteed rate of 4% per year will be determined in the sole discretion of National Life. The Owner assumes the risk that interest credited may not exceed the guaranteed minimum rate.

            Amounts deducted from the non-loaned Accumulated Value in the Fixed Account for Withdrawals, Policy loans, transfers to the Variable Account, Monthly Deductions or other charges are currently, for the purpose of crediting interest, accounted for on a last in, first out ("LIFO") method.

            National Life reserves the right to change the method of crediting interest from time to time, provided that such changes do not have the effect of reducing the guaranteed rate of interest below 4% per annum or shorten the period for which the interest rate applies to less than 12 months.

            Calculation of Non-loaned Accumulated Value in the Fixed Account. The non-loaned Accumulated Value in the Fixed Account at any time is equal to amounts allocated and transferred to it plus interest credited to it, minus amounts deducted, transferred or withdrawn from it.

            Interest will be credited to the non-loaned Accumulated Value in the Fixed Account on each Monthly Policy Date as follows: for amounts in the account for the entire Policy Month, from the beginning to the end of the month; for amounts allocated to the account during the prior Policy Month, from the date the Net Premium or loan repayment is allocated to the end of the month; for amounts transferred to the account during the Policy Month, from the date of transfer to the end of the month; and for amounts deducted or withdrawn from the account during the prior Policy Month, from the beginning of the month to the date of deduction or withdrawal.

TRANSFERS FROM FIXED ACCOUNT

            One transfer in each Policy Year is allowed from the amount of non-loaned Accumulated Value in the Fixed Account to any or all of the Subaccounts of the Variable Account. The amount transferred from the Fixed Account may not exceed the greater of 25% of the value of the non-loaned Accumulated Value in such account at the time of transfer, or $1000. The transfer will be made as of the Valuation Day National Life receives the written or telephone request at its Home Office.

                             OTHER POLICY PROVISIONS

         Indefinite Policy Duration. The Policy can remain in force indefinitely (in Texas and Maryland, however, the Policy matures at the younger Insured's Attained Age 100 at which time National Life will pay the Cash Surrender Value to the Owner in one sum unless a Payment Option is chosen, and the Policy will terminate). However, for a Policy to remain in force after the younger Insured reaches Attained Age 100, if the Face Amount is greater than the Accumulated Value, the Face Amount will automatically be decreased to the current Accumulated Value, and all Accumulated Value is transferred to the Fixed Account. Also, at the younger Insured's Attained Age 100 Option B automatically becomes Option A, and no premium payments are allowed after the younger Insured's Attained Age 100, although loan repayments are allowed. Monthly Deductions cease at the younger Insured's Attained Age 100. The tax treatment of a Policy's Accumulated Value after Age 100 is unclear, and the Owner may wish to discuss this treatment with a tax advisor.

         Payment of Policy Benefits. The Owner may decide the form in which Death Benefit proceeds will be paid. During the lifetime of either of the two Insureds, the Owner may arrange for the Death Benefit to be paid in a lump sum or under a Settlement Option. These choices are also available upon surrender of the Policy for its Cash Surrender Value. If no election is made, payment will be made in a lump sum. The Beneficiary may also arrange for payment of the Death Benefit in a lump sum or under a Settlement Option. If paid in a lump sum, the Death Benefit under a Policy will ordinarily be paid to the Beneficiary within seven days after National Life receives proof of the death of both of the Insureds at its Home Office and all other requirements are satisfied. If paid under a Settlement Option, the Death Benefit will be applied to the Settlement Option within seven days after National Life receives proof of the death of both of the Insureds at its Home Office and all other requirements are satisfied.

         Interest at the annual rate of 4% or any higher rate declared by National Life or required by law is paid on the Death Benefit from the date of death of the last to die of the two Insureds until payment is made.

         Any amounts payable as a result of surrender, Withdrawal, or Policy loan will ordinarily be paid within seven days of receipt of written request at National Life's Home Office in a form satisfactory to National Life.

         Generally, the amount of a payment will be determined as of the date of receipt by National Life of all required documents. However, National Life may defer the determination or payment of such amounts if the date for determining such amounts falls within any period during which: (1) the disposal or valuation of a Subaccount's assets is not reasonably practicable because the New York Stock Exchange is closed or conditions are such that, under the SEC's rules and regulations, trading is restricted or an emergency is deemed to exist; or (2) the SEC by order permits postponement of such actions for the protection of National Life policyholders. National Life also may defer the determination or payment of amounts from the Fixed Account for up to six months.

         National Life may postpone any payment under the Policy derived from an amount paid by check or draft until National Life is satisfied that the check or draft has been paid by the bank upon which it was drawn.

         The Contract. The Policy and a copy of the applications attached thereto are the entire contract. Only statements made in the applications can be used to void the Policy or deny a claim. The statements are considered representations and not warranties. Only one of National Life's duly authorized officers or registrars can agree to change or waive any provisions of the Policy and only in writing. As a result of differences in applicable state laws, certain provisions of the Policy may vary from state to state.

         Ownership. The Owner is named in the application or thereafter changed. While either of the two Insureds is living, the Owner is entitled to exercise any of the rights stated in the Policy or otherwise granted by National Life. If the Owner dies before the last to die of the two Insureds, these rights will vest in the estate of the Owner, unless otherwise provided.

         Beneficiary. The Beneficiary is designated in the application for the Policy, unless thereafter changed by the Owner during the lifetime of either of the two Insureds by written notice to National Life. The interest of any Beneficiary who dies before the last to die of the two Insureds shall vest in the Owner unless otherwise stated.

         Change of Owner and Beneficiary. As long as the Policy is in force, the Owner or Beneficiary may be changed by written request in a form acceptable to National Life. The change will take effect as of the date it is signed, whether or not the Insureds are living when the request is received by National Life. National Life will not be responsible for any payment made or action taken before it receives the written request.

         Split Dollar Arrangements. The Owner or Owners may enter into a Split Dollar Arrangement between each other or another person or persons whereby the payment of premiums and the right to receive the benefits under the Policy (i.e., Cash Surrender Value or Death Benefit) are split between the parties. There are different ways of allocating such rights.

         For example, an employer and employee might agree that under a Policy on the lives of the employee and his or her spouse, the employer will pay the premiums and will have the right to receive the Cash Surrender Value.

The employee may designate the Beneficiary to receive any Death Benefit in excess of the Cash Surrender Value. If the employee and his or her spouse both die while such an arrangement is in effect, the employer would receive from the Death Benefit the amount which the employer would have been entitled to receive upon surrender of the Policy and the employee's Beneficiary would receive the balance of the proceeds.

         No transfer of Policy rights pursuant to a Split Dollar Arrangement will be binding on National Life unless in writing and received by National Life.

         The parties who elect to enter into a Split Dollar Arrangement should consult their own tax advisers regarding the tax consequences of such an arrangement.

         Assignments. The Owner may assign any and all rights under the Policy. No assignment binds National Life unless in writing and received by National Life at its Home Office. National Life assumes no responsibility for determining whether an assignment is valid or the extent of the assignee's interest. All assignments will be subject to any Policy loan. The interest of any Beneficiary or other person will be subordinate to any assignment. A payee who is not also the Owner may not assign or encumber Policy benefits, and to the extent permitted by applicable law, such benefits are not subject to any legal process for the payment of any claim against the payee.

         Misstatement of Age and Sex. If the age or sex of either of the two Insureds at the Date of Issue has been misstated in the application, the Accumulated Value of the Policy will be adjusted to be the amount that it would have been had the Cost of Insurance Charges deducted been based on the correct age and sex, or as otherwise required by state law. The adjustment will take place on the Monthly Policy Date on or after the date on which National Life has proof to its satisfaction of the misstatement. If both of the Insureds have died, National Life will adjust the Accumulated Value as of the last Monthly Policy Date prior to the last to die of the Insureds' death; however, if the Accumulated Value is insufficient for that adjustment, the amount of the Unadjusted Death Benefit will also be adjusted.

         Suicide. In the event that either Insured dies by suicide, while sane or insane, within two years from the Date of Issue of the Policy (except where state law requires a shorter period), or within two years of the effective date of a reinstatement (unless otherwise required by state law), National Life's liability is limited to the payment to the Beneficiary of a sum equal to the premiums paid less any Policy loan and accrued interest and any Withdrawals (since the date of reinstatement, in the case of a suicide within two years of the effective date of a reinstatement), or other reduced amount provided by state law.

         If either Insured dies by suicide within two years (or shorter period required by state law) from the effective date of any Policy change which increases the Unadjusted Death Benefit and for which an application is required, the amount which National Life will pay with respect to the increase will be the Cost of Insurance Charges previously made for such increase (unless otherwise required by state law).

         Incontestability. The Policy will be incontestable after it has been in force during both Insured's lifetimes for two years from the Date of Issue (or such other date as required by state law). Similar incontestability will apply to an increase in Face Amount or reinstatement after it has been in force during both Insureds' lifetimes for two years from its effective date.

         Before such times, however, National Life may contest the validity of the Policy (or changes) based on material misstatements in the initial or any subsequent application.


         Dividends. The Policy is participating; however, no dividends are expected to be paid on the Policy. If dividends are ever declared, they will be paid in cash, or paid in the form required by the applicable state.

         Correspondence. All correspondence to the Owner is deemed to have been sent to the Owner if mailed to the Owner at the Owner's last known address.

         Settlement Options. In lieu of a single sum payment on death or surrender, an election may be made to apply the Death Benefit under any one of the fixed-benefit Settlement Options provided in the Policy. The options are described below.

                        Payment of Interest Only. Interest at a rate of 3.5% per year will be paid on the amount of the proceeds retained by National Life. Upon the earlier of the payee's death or the end of a chosen period, the proceeds retained will be paid.

                        Payments for a Stated Time. Equal monthly payments, based on an interest rate of 3.5% per annum, will be made for the number of years selected.

                        Payments for Life. Equal monthly payments, based on an interest rate of 3.5% per annum, will be made for a guaranteed period and thereafter during the life of a chosen person. Guaranteed payment periods may be elected for 0, 10, 15, or 20 years or for a refund period, at the end of which the total payments will equal the proceeds placed under the option.

                        Payments of a Stated Amount. Equal monthly payments will be made until the proceeds, with interest at 3.5% per year on the unpaid balance, have been paid in full. The total payments in any year must be at least $10 per month for each thousand dollars of proceeds placed under this option.

                        Life Annuity. Equal monthly payments will be made in the same manner as in the above Payments for Life option except that the amount of each payment will be the monthly income provided by National Life's then current settlement rates on the date the proceeds become payable. No additional interest will be paid.

                        Joint and Two Thirds Annuity. Equal monthly payments, based on an interest rate of 3.5% per year, will be made while two chosen persons are both living. Upon the death of either, two-thirds of the amount of those payments will continue to be made during the life of the survivor. National Life may require proof of the ages of the chosen persons.

                        50% Survivor Annuity. Equal monthly payments, based on an interest rate of 3.5% per year, will be made during the lifetime of the chosen primary person. Upon the death of the chosen primary person, 50% of the amount of those payments will continue to be made during the lifetime of the secondary chosen person. National Life may require proof of the ages of the chosen persons.

         National Life may pay interest in excess of the stated amounts under the first four options listed above, but not the last three. A right to change options or to withdraw all or part of the remaining proceeds may be included in the first two, and the fourth, options above. For additional information concerning the payment options, see the Policy.

                                OPTIONAL BENEFITS

         The following optional benefits, which are subject to the restrictions and limitations set forth in the applicable Policy Riders, may be included in a Policy at the option of the Owner, if the Insureds meet any applicable underwriting requirements (election of any of these optional benefits may involve an additional cost):

GUARANTEED DEATH BENEFIT

         If the Guaranteed Death Benefit Rider is elected, National Life will guarantee that the Policy will not lapse, regardless of the Policy's investment performance, either for the entire lifetimes of the Insureds, or until the younger Insured's Attained Age 80, whichever is elected by the Owner. Riders which guarantee that the Policy will not lapse prior to the younger Insured's Attained Age 80 will have lower Monthly Guarantee Premiums (and therefore lower Cumulative Guarantee Premiums) than Riders which guarantee that the Policy will not lapse for the entire lifetimes of the Insureds.

         To keep this Rider in force, cumulative premiums paid must be greater than the Cumulative Guarantee Premium from the Date of Issue. The Policy will be tested monthly for this qualification, and if not met, a notice will be sent to the Owner, who will have 61 days from the date the notice is mailed to pay a premium sufficient to keep the Rider in force. The premium required will be an amount equal to the Cumulative Guarantee Premium from the Date of Issue, plus two times the Monthly Guarantee Premium, minus the sum of all premiums previously paid. The Rider will be cancelled if a sufficient premium is not paid during that 61-day period.

         The cost of the Guaranteed Death Benefit Rider is $0.01 per thousand of Face Amount per month. This Rider is available only at issue, and only if at least 50% of the Face Amount consists of Basic Coverage.

         If while the Guaranteed Death Benefit Rider is in force, the Accumulated Value of the Policy is not sufficient to cover the Monthly Deductions, Monthly Deductions will be made until the Accumulated Value of the Policy is exhausted, and will thereafter be deferred, and collected at such time as the Policy has positive Accumulated Value. For as long as Cash Surrender Value is zero, failure to have paid the Cumulative Guarantee Premium as of any Monthly Policy Date will cause the Guaranteed Death Benefit Rider to enter a 61 day lapse pending notification period. If a sufficient premium, as set forth above, is not paid during this period, the Rider will be cancelled and if the Cash Surrender Value is still zero, the Policy will enter a Grace Period, and will lapse if the Grace Period expires without a sufficient premium payment (see
"Payment and Allocation of Premiums - Policy Lapse", Page    ).

         If the Face Amount of a Policy subject to the Guaranteed Death Benefit Rider is increased or the Death Benefit Option is changed from Option A to Option B, the Rider's guarantee will extend to the increased Face Amount. This will result in increased Monthly Guarantee Premiums.

         For Policies with the Guaranteed Death Benefit Rider, Withdrawals and Policy loans will be limited to the excess of premiums paid over the Cumulative Guarantee Premium, if the Owner wishes to keep the Rider in force. If a Policy loan or Withdrawal for an amount greater than such excess is desired, the Guaranteed Death Benefit Rider will enter a 61-day lapse-pending notification period, and will be cancelled if a sufficient premium is not paid.

         THE GUARANTEED DEATH BENEFIT RIDER IS NOT AVAILABLE IN TEXAS OR MASSACHUSETTS.

ADDITIONAL PROTECTION BENEFIT

            The Additional Protection Benefit Rider may be used to provide a higher Face Amount by adding Additional Coverage to the Policy. This Rider is available only at issue, or after issue only by submitting an application to National Life with evidence satisfactory to National Life of insurability of both Insureds. Additional Coverage must be in an amount of at least $50,000, and cannot exceed three times the Basic Coverage.

            Adding to the Face Amount of the Policy through the Additional Protection Benefit Rider can offer a cost savings over adding to the Face Amount by increasing the Basic Coverage. Specifically, since there is no Target Premium associated with Additional Coverage, Additional Coverage does not result in any increase in the Surrender Charge, and there is no per $1000 Monthly Administrative Charge associated with Additional Coverage. The cost of the Rider is that a Cost of Insurance Charge is included in the Monthly Deductions for the Additional Coverage - the guaranteed cost of insurance rate applicable to the Additional Coverage will generally be higher than the rate applicable to Basic Coverage, but current cost of insurance rates may be either higher or lower for the Additional Coverage than for the Basic Coverage.

POLICY SPLIT OPTION

            If the Policy Split Option Rider is elected, the Owner will have the right to split the Face Amount and Accumulated Value of a Policy into two single life whole life insurance contracts on the lives of each of the two Insureds, in the event of divorce or a material change in federal estate tax law. The two single life contracts may be any traditional whole life insurance, universal or variable life insurance contract then offered by National Life.

This Rider is available only at issue, only to Insureds legally married to each other, only where both Insureds are not in a substandard Rate Class with a rating in excess of 250% and not uninsurable, and only where neither Insured is older than age 80. Exercise of the option to split the Policy will be allowed without evidence of insurability, but only within 180 days of the date of a final divorce decree relating to the Insureds, or within 180 days of the occurrence of any of the following changes in federal estate tax law: (1) a material decrease in the amount of the Unlimited Marital Deduction, as defined in the Code; (2) a reduction by 50% or more of the federal Unified Credit, as defined in the Code; and (3) a reduction of 25% or more of the percentage federal estate tax rate applicable to the estate of the surviving spouse.

            The two new policies will have an issue date of the date of the split, and will be based on the Insureds' ages as of the date of the split. The Rate Classes of each of the Insureds will be the Rate Class for such Insured for the most recently issued coverage segment under the Policy. The Owner may select the face amounts of the new policies, as long as the total of the two face amounts does not exceed the Face Amount of the Policy on the date of the split, and neither of the face amounts on the two new policies exceeds 50% of the Face Amount on the Policy. If the face amounts of the new policies are not equal, and the Policy is jointly owned, then the consent of all Owners to the split is required. The Accumulated Value, and any Policy loans and accrued interest, will be split in proportion to the Face Amount split, and the total of the accumulated values and any policy loans and accrued interest of the new individual contracts will equal the Accumulated Value of the Policy. There will not be new suicide and incontestability periods for the new individual policies as of the date of the split if they had expired on the Policy prior to the split, but if such periods had not expired, then the remaining time to expiration will be transferred to the new Policies.

            There is no cost for the Policy Split Option Rider, except that a fixed charge of $200 will also be assessed at the time of the split to cover administrative costs. The Rider may be cancelled at any time by the Owner, and will automatically terminate on its exercise, on the date of death of the first of the two Insureds to die, or on the date that the older of the Insureds reaches Attained Age 85. Any other Riders applicable to the Policy will terminate upon exercise of the Policy Split Option.

ESTATE PRESERVATION RIDER

            The Estate Preservation Rider is designed for use in situations in which a Policy is issued outside of an irrevocable life insurance trust but is expected to be transferred into such a trust within a year after the Date of Issue. This Rider provides four years of additional last survivor term coverage on the two Insureds. The Death Benefit of a Policy which includes this Rider, net of incremental estate taxes owed as a result of the Policy, should be at least equal to the Death Benefit provided by the Policy not including the Rider. This Rider is available only at issue and only where the Insureds are legally married to each other.

            The cost of the Estate Preservation Rider is that the Cost of Insurance Charge will include a charge for the death benefit coverage included by this Rider, at the same rates that apply to the Face Amount of the Policy. The coverage provided by this Rider will be level, regardless of whether Option A or Option B applies to the Face Amount of the Policy. The amount of coverage will be the initial Face Amount multiplied by a fraction the numerator of which is 0.55 and the denominator of which is 1-0.55, or 0.45. 0.55 is used in the above formula because the maximum estate tax rate is currently 55%.

            Any decrease in Face Amount during the first four Policy Years will result in a proportionate reduction in the coverage provided by the Estate Preservation Rider.

            The Estate Preservation Rider will terminate on the first Policy Anniversary, if the Owner of the Policy has not become an irrevocable life insurance trust by that time. If the Owner has become an irrevocable life insurance trust by such time, then the Rider will automatically terminate at the end of the fourth Policy Year.

TERM RIDER

            The Term Rider allows an Owner to add individual life term coverage on either or both of the two Insureds. The Term Rider is available at any time, subject to submission of an application with evidence of insurability satisfactory to National Life, on Insureds with Issue Ages from 20 through 70. The Term Rider coverage is renewable through age 80. The maximum amount of Term Rider coverage for each Insured is 50% of the Face Amount of the Policy. Cost of Insurance Charges included in the Monthly Deductions will include amounts associated with the individual life term coverage. The cost of insurance rates for the term Rider will be set forth in the Rider.

CONTINUING COVERAGE RIDER

            The Continuing Coverage Rider allows an Owner to extend coverage at the Face Amount of a Policy beyond the younger Insured's age 100 if the Policy is still in force at that time. This Rider is available both at issue and after issue, but in each case only if the younger Insured is no older than Attained Age 75.

            On the date that the extension of coverage occurs, the Policy's Accumulated Value will be transferred to the Fixed Account, and no further transfers will be permitted. The Monthly Deductions will be set to zero. No further Premium Payments will be accepted. All other rights and benefits will continue while the Policy is in force.

            The charge for the Continuing Coverage Rider is $2 per $1000, applied to the Net Amount at Risk. The charge will begin at the younger Insured's Attained Age 90. At the time charges begin for this Rider, Policies with Death Benefit Option B will automatically be changed to Death Benefit Option A.

            The tax consequences associated with continuing a Policy beyond age 100 of the younger Insured are uncertain.

ENHANCED DEATH BENEFIT RIDER

The Enhanced Death Benefit Rider provides an enhanced Death Benefit at a targeted age for the younger Insured. The target age is selected by the Owner. The Rider operates by increasing the otherwise applicable specified percentages that are shown in the Policy and which may be applied in determining the Death Benefit, for the 9 Attained Ages equal to or closest to the targeted Attained Age, by the following percentages:

            Target Age - 4:  2%      Target Age -1:  8%      Target Age + 2:  6%
            Target Age - 3:  4%      Target Age: 10%         Target Age + 3:  4%
            Target Age - 2:  6%      Target Age +1:  8%      Target Age + 4:  2%

            In addition, starting with the fourth year prior to the target age, the specified percentages will be changed to those shown in the Rider, which increases the specified percentages in a linear fashion until the target age, before the addition of the percentages set forth in the table above.

            The minimum target age that may be selected by the Owner is the later of the younger Insured's Attained Age 70 and 15 years after the Date of Issue. The maximum target age that may be selected is Attained Age 95 of the younger Insured. Once selected, the target age may not be changed. This Rider may be cancelled at any time, but if cancelled, cannot be reinstated.

            There is no cost for the Enhanced Death Benefit Rider. However, if the Rider's increases in the specified percentages result in an increase in Death Benefit at ages near the target age, the Net Amount at Risk will be higher than if the Rider did not apply, and the Cost of Insurance Charges will be commensurately higher at those ages.

            This Rider is available only at issue, and only where the younger Insured's Attained Age is 80 or less.

AUTOMATIC INCREASE RIDER

            The Automatic Increase Rider will provide for regular increases in Face Amount. The Owner may elect that such increases be effected annually in amounts equal to either of 5% or 10% of the sum of the Face Amount of the Policy at issue plus all previous increases resulting from this Rider. The Owner may also elect annual increases of a level amount equal to the Owner's planned periodic premiums for the Policy. In either case, the maximum increase that can be effected by means of the Automatic Increase Rider is 100% of the Face Amount of the Policy at issue.

            Increases in Face Amount effected by means of the Automatic Increase Rider will be similar to Additional Coverage in that there will be no Target Premium associated with them, so that there will be no Surrender Charge and no per $1000 Monthly Administrative Charge associated with these increases.

            The cost of the Rider is that the Cost of Insurance Charge for the Policy will include amounts for the increase segments as they become effective. Guaranteed cost of insurance rates that will be applied to increases effected through this Rider will be set forth in the Rider.

            An Automatic Increase Rider terminates (a) at the request of the Owner, (b) when the younger insured reaches Attained Age 81, (c) when the maximum total increase is reached, (d) on the death of the first to die of the Insureds, or (e) when a requested decrease in Face Amount becomes effective. Termination of the Rider does not cancel previously added increases.

            This Rider is available only at issue, only if the younger Insured's Issue Age is at least 20 and less than 71, and only if neither Insured is in an Uninsurable Rate Class.

                        FEDERAL INCOME TAX CONSIDERATIONS

INTRODUCTION

         The following summary provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based upon National Life's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "Service"). No representation is made as to the likelihood of continuation of the present Federal income tax laws or of the current interpretations by the Service.

TAX STATUS OF THE POLICY

         In order to qualify as a life insurance contract for federal income tax purposes, the policy must meet the definition of a life insurance contract which is set forth in Section 7702 of the Code. The manner in which Section 7702 should be applied to certain features of the Policy is not directly addressed by
Section 7702 or any guidance issued to date under Section 7702. Nevertheless, National Life believes it is reasonable to conclude that the Policy will meet the Section 7702 definition of a life insurance contract. In the absence of final regulations or other pertinent interpretations of Section
7702, however, there is necessarily some uncertainty as to whether a Policy will meet the life insurance contract definition, particularly if the Owner pays the full amount of premiums permitted under the Policy. An Owner contemplating the payment of such premiums should do so only after consulting a tax adviser. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such Policy would not provide the tax advantages normally provided by a life insurance policy.

         If it is subsequently determined that a Policy does not satisfy Section 7702, National Life may take whatever steps are appropriate and necessary to attempt to cause such a Policy to comply with Section 7702. For these reasons, National Life reserves the right to restrict Policy transactions as necessary to attempt to qualify it as a life insurance contract under Section 7702.

         Section 817(h) of the Code requires that the investments of each Subaccount of the Variable Account must be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as a life insurance contract under Section 7702 of the Code (discussed above). The Variable Account, through the Funds, intends to comply with the diversification requirements prescribed in Treas. Reg. Section 1.817-5, which affect how each Fund's assets are to be invested. National Life believes that the Variable Account will, thus, meet the diversification requirement, and National Life will monitor continued compliance with this requirement. In certain circumstances, owners of variable life insurance contracts may be considered the owners, for federal income tax purposes, of the assets of the separate accounts used to support their contracts. In those circumstances, income and gains from the separate account assets would be includible in the variable contract owner's gross income. The Service has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets."

         The ownership rights under the Policy are similar to, but different in certain respects from, those described by the Service in rulings in which it was determined that Policy Owners were not owners of separate account assets. For example, the Owner has additional flexibility in allocating premium payments and Accumulated Value. These differences could result in an Owner being treated as the owner of a pro rata portion of the assets of the Variable Account. In addition, National Life does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. National Life therefore reserves the right to modify the Policy as necessary to attempt to prevent an Owner from being considered the owner of a pro rata share of the assets of the Variable Account.

         The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

         In General. National Life believes that the proceeds and cash value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for Federal income tax purposes. Thus, the Unadjusted Death Benefit under the Policy should be excludable from the gross income of the Beneficiary under Section 101(a)(1) of the Code.

         Depending on the circumstances, an increase or decrease in a Policy's Face Amount, the exchange of a Policy, a change in the Policy's Death Benefit Option (i.e., a change from Death Benefit Option A to Death Benefit Option B or vice versa), a Policy loan, a Withdrawal, a surrender, a change in ownership, or an assignment of the Policy may have Federal income tax consequences.

         Generally, the Owner will not be deemed to be in constructive receipt of the Accumulated Value, including increments thereof, until there is a distribution. The tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a "Modified Endowment Contract". Whether a Policy is or is not a Modified Endowment Contract, upon a complete surrender or lapse of a Policy or when benefits are paid at a Policy's maturity date, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

         Modified Endowment Contracts. Section 7702A establishes a class of life insurance contracts designated as "Modified Endowment Contracts." The rules for determining whether a Policy will be classified as a Modified Endowment Contract generally apply when a Policy is entered into, materially changed, or the death benefit is reduced.

         Due to the Policy's flexibility, classification as a Modified Endowment Contract will depend on the individual circumstances of each Policy. In general, a Policy will be a Modified Endowment Contract if the accumulated premiums paid at any time during the first seven Policy Years exceeds the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums. The determination of whether a Policy will be a Modified Endowment Contract after a material change generally depends upon the relationship of the Unadjusted Death Benefit and Accumulated Value at the time of such change and the additional premiums paid in the seven years following the material change.
A policy may also become a Modified Endowment Contract if there is a reduction in the Policy's death benefit at any time. At the time a premium is credited, or the death benefit is reduced, which would cause the Policy to become a Modified Endowment Contract, National Life will notify the Owner's agent of action or actions that may be taken to prevent the Policy from becoming a Modified Endowment Contract. If after 30 days from contacting the agent, National Life has not heard from the Owner, National Life will mail a letter directly to the Owner notifying him or her of actions that may be taken to prevent the Policy from becoming a Modified Endowment Contract. If after 30 days from mailing such notification National Life has received no response, National Life will assume the Owner wishes to take no action. If the Owner requests a refund of excess premium, the excess premium paid (with appropriate interest) will be returned to the Owner. The amount to be refunded will be deducted from the Accumulated Value in the Variable Account and in the Fixed Account in the same proportion as the premium payment was allocated to such accounts.

         The rules relating to whether a Policy will be treated as a Modified Endowment Contract are extremely complex and cannot be adequately described in the limited confines of this summary. Therefore, a current or prospective Owner should consult with a competent advisor to determine whether a policy transaction will cause the Policy to be treated as a Modified Endowment Contract.

         Distributions from Policies Classified as Modified Endowment Contracts. Policies classified as Modified Endowment Contracts will be subject to the following tax rules: First, all distributions, including distributions upon surrender and Withdrawals from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Accumulated Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, loans taken from or secured by, such a Policy are treated as distributions from such a Policy and taxed accordingly. Past due loan interest that is added to the loan amount will be treated as a loan. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or loan taken from or secured by, such a Policy that is included in income except where the distribution or loan is made on or after the Owner attains age 59-1/2, is attributable to the Owner's becoming disabled, or is part of a series of substantially equal periodic payments for the life
(or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's Beneficiary.

         Distributions From Policies Not Classified as Modified Endowment Contracts. Distributions from a Policy that is not a Modified Endowment Contract, are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's Unadjusted Death Benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the Owner in order for the Policy to continue complying with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

         Loans from, or secured by, a Policy that is not a Modified Endowment Contract are not treated as distributions. Instead, such loans are treated as indebtedness of the Owner.

            Finally, neither distributions (including distributions upon surrender) nor loans from, or secured by, a Policy that is not a Modified Endowment Contract are subject to the 10 percent additional tax.

         Policy Loan Interest. Generally, interest paid on any loan under a Policy is not deductible. A tax advisor should be consulted before deducting Policy loan interest.

            Investment in the Policy. Investment in the Policy means: (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus (ii) the aggregate amount received under the Policy which is excluded from gross income of the Owner (except that the amount of any loan from, or secured by, a Policy that is a Modified Endowment Contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any loan from, or secured by, a Policy that is a Modified Endowment Contract to the extent that such amount is included in the gross income of the Owner.

            Multiple Policies. All Modified Endowment Contracts that are issued by National Life to the same Owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the gross income under Section 72(e) of the Code.

         Taxation of Policy Split. The Policy Split Option Rider permits a Policy to be split into two other fixed-benefit or variable-benefit life insurance policies in certain situations. A Policy split could have adverse tax consequences; for example, it is not clear whether a Policy split will be treated as a non-taxable exchange under Sections 1031 through 1043 of the Code. If a Policy split is not treated as a nontaxable exchange, a split could result in the recognition of taxable income in an amount up to any gain in the Policy at the time of the split. In addition, it is not clear whether, in all circumstances, the individual contracts that result from a Policy split would be classified as modified endowment contracts. Before exercising rights provided by the Policy Split, it is important for an Owner to consult with a tax adviser regarding the possible consequences of a Policy split.

         Other Tax Considerations. The transfer of a Policy or the designation of a Beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate and generation-skipping transfer taxes. For example, the transfer of a Policy to, or the designation as Beneficiary of, or the payments of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the Owner, may have gift and generation skipping transfer tax considerations under the Code.

         Generally, the proceeds of the Policy are includible in the gross estate of the Insured if the Insured possess any "incidents of ownership" over the Policy at death. "Incidents of ownership" generally includes the right to receive economic benefits of the Policy as defined in Section 2042 of the Code and applicable Treasury regulations. If the Insured never held incidents of ownership over the Policy, or irrevocably transferred all interests in the Policy to a third party (e.g., an irrevocable life insurance trust) more than three years before death, the proceeds should be excluded from the Insured's gross estate.

         The individual situations of each Owner or Beneficiary will determine the extent, if any, to which federal, state or local transfer taxes may be imposed. Prospective Owners should consult their tax advisers for specific information in connection with these taxes. The Policies also may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of the Policies in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax advisor regarding the tax attributes of the particular arrangement.

POSSIBLE CHARGE FOR NATIONAL LIFE'S TAXES

         At the present time, National Life makes no charge for any Federal, state or local taxes (other than state premium taxes or the DAC Tax) that the Company incurs that may be attributable to the Variable Account or to the Policies. National Life, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Accounts or to the Policies. If any tax charges are made in the future, they will be accumulated daily and transferred periodically from the Variable Account to National Life's general account. Any investment earnings on tax charges accumulated in the Variable Account will be retained by National Life.

                                  VOTING RIGHTS

         All of the assets held in the Subaccounts of the Variable Account will be invested in shares of corresponding Portfolios of the Funds. The Funds do not hold routine annual shareholders' meetings. Shareholders' meetings will be called whenever each Fund believes that it is necessary to vote to elect the Board of Directors of the Fund and to vote upon certain other matters that are required by the 1940 Act or other applicable law or governing documents to be approved or ratified by the shareholders of a mutual fund. National Life is the legal owner of Fund shares and as such has the right to vote upon any matter that may be voted upon at a shareholders' meeting. However, in accordance with the SEC's view of present applicable law, National Life will vote the shares of the Funds at meetings of the shareholders of the appropriate Fund or Portfolio in accordance with instructions received from Owners. Fund shares held in each Subaccount of the Variable Account for which no timely instructions from Owners are received will be voted by National Life in the same proportion as those shares in that Subaccount for which instructions are received.

         Each Owner having a voting interest will be sent proxy material and a form for giving voting instructions. Owners may vote, by proxy or in person, only as to the Portfolios that correspond to the Subaccounts in which their Policy values are allocated. The number of shares held in each Subaccount attributable to a Policy for which the Owner may provide voting instructions will be determined by dividing the Policy's Accumulated Value in that account by the net asset value of one share of the corresponding Portfolio as of the record date for the shareholder meeting. Fractional shares will be counted. For each share of a Portfolio for which Owners have no interest, National Life will cast votes, for or against any matter, in the same proportion as Owners vote.

         If required by state insurance officials, National Life may disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the investment objectives or policies of one or more of the Portfolios, or to approve or disapprove an investment policy or investment adviser of one or more of the Portfolios. In addition, National Life may disregard voting instructions in favor of certain changes initiated by an Owner or the Fund's Board of Directors provided that National Life's disapproval of the change is reasonable and is based on a good faith determination that the change would be contrary to state law or otherwise inappropriate, considering the portfolio's objectives and purposes, and the effect the change would have on National Life. If National Life does disregard voting instructions, it will advise Owners of that action and its reasons for such action in the next semi-annual report to Owners.

         Shares of the Funds are currently being offered to variable life insurance and variable annuity separate accounts of life insurance companies other than National Life that are not affiliated with National Life. National Life understands that shares of these Funds also will be voted by such other life insurance companies in accordance with instructions from their policyholders invested in such separate accounts. This will dilute the effect of voting instructions of Owners of the Policies.

                CHANGES IN APPLICABLE LAW, FUNDING AND OTHERWISE

         The voting rights described in this Prospectus are created under applicable Federal securities laws. To the extent that such laws or regulations promulgated thereunder eliminate the necessity to solicit voting instructions from Owners or restrict such voting rights, National Life reserves the right to proceed in accordance with any such laws or regulations.

         National Life also reserves the right, subject to compliance with applicable law, including approval of Owners, if so required: (1) to make changes in the form of the Variable Account, if in its judgment such changes would serve the interests of Owners or would be appropriate in carrying out the purposes of the Policies, for example: (i) operating the Variable Account as a management company under the 1940 Act; (ii) deregistering the Variable Account under the 1940 Act if registration is no longer required; (iii) combining or substituting separate accounts; (iv) transferring the assets of the Variable Account to another separate account or to the Fixed Account; (v) making changes necessary to comply with, obtain or continue any exemptions from the 1940 Act; or (vi) making other technical changes in the Policy to conform with any action described herein; (2) if in its judgment a

Portfolio no longer suits the investment goals of the Policy, or if tax or marketing conditions so warrant, to substitute shares of another investment portfolio for shares of such Portfolio; (3) to eliminate, combine, or substitute Subaccounts and establish new Subaccounts, if in its judgment marketing needs, tax considerations, or investment conditions so warrant; and
(4) to transfer assets from a Subaccount to another Subaccount or separate account if the transfer in National Life's judgment would best serve interests of Policy Owners or would be appropriate in carrying out the purposes of the Policies; and (5) to modify the provisions of the Policies to comply with applicable laws. National Life has reserved all rights in respect of its corporate name and any part thereof, including without limitation the right to withdraw its use and to grant its use to one or more other separate accounts and other entities.

         If a Policy has Accumulated Value in a Subaccount that is eliminated, National Life will give the Owner at least 30 days notice before the elimination, and will request that the Owner designate the Subaccount or Subaccounts (or the Fixed Account) to which the Accumulated Value in the Subaccount to be eliminated should be transferred. If no such designation is received prior to the date of the elimination, then the Accumulated Value in such Subaccount will be transferred to the Money Market Subaccount. In any case, if in the future a transfer charge is imposed or limits on the number of transfers or free transfers are established, no charge will be made for this transfer, and it will not count toward any limit on transfers or free transfers.

                    OFFICERS AND DIRECTORS OF NATIONAL LIFE

The officers and directors of National Life, as well as their principal occupations during the past five years, are listed below.

                                                   PRINCIPAL OCCUPATION
NAME AND POSITION                                  DURING THE PAST FIVE YEARS
-----------------                                  --------------------------
Patrick E. Welch                                   1997 to present - Chairman of the
     Chairman of the Board,                        Board and Chief Executive Officer;
     Chief Executive Officer,                      1992 to 1997 - Chairman of the
     and Director                                  Board, Chief Executive Officer
                                                   and President of GNA Corporation


Thomas H. MacLeay                                  1996 to Present - President and Chief
     President, Chief                              Operating Officer; 1993 to 1996 -
     Operating Officer,                            Executive Vice President & Chief
     and Director                                  Financial Officer

Robert E. Boardman                                 1994 to present - Chairman of Hickok &

     Director                                      Boardman Financial Network
                                                   1967 to present - President of Hickok & Boardman Realty, Inc.


David R. Coates                                    1993 to present - Business
     Director                                      Consultant; 1987 to 1993 - Managing Partner of KPMG Peat
                                                   Marwick in Burlington, VT


Benjamin F. Edwards III                            1983 to present - Chairman, President
     Director                                      and Chief Executive Officer of A.
                                                   G. Edwards, Inc.


Charles H. Erhart, Jr.                             Retired; 1989 to 1991 - President
     Director                                      of W. R. Grace & Company


Earle H. Harbison, Jr.                             1993 to present:  Chairman of
     Director                                      Harbison Walker, Inc.; 1986 to
                                                   1992 - President and Chief
                                                   Operating Officer of Monsanto Company


Roger B. Porter                                    1985 to present - Professor of Business
     Director                                      and Government, Harvard University; 1976 to
                                                   present - Member of the President's Commission
                                                   on White House Fellowships; 1993 to present,
                                                   Senior Scholar, Woodrow Wilson International
                                                   Center for Scholars

E. Miles Prentice III                              1997 to present - Partner in the law firm of Eaton & Van Winkle
     Director                                      1996 to 1996 - Partner in the law firm of Bryan Cave L.L.P.;
                                                   1993 to 1996 - Partner in the law firm of Piper & Marbury

Thomas P. Salmon                                   1991 to present - President, the University of
     Director                                      Vermont; Formerly Governor, State of Vermont


A. Gary Shilling                                   1978 to present - President of A.
     Director                                        Gary Shilling & Company, Inc.


Thomas R. Williams                                 1987 to present - President of the
     Director                                        Wales Group, Inc.


Patricia K. Woolf                                  1990 to present - Author, Consultant,

     Director                                      and lecturer at the Department of
                                                   Molecular Biology at Princeton University

Rodney A. Buck                                     1996 to present - Senior Vice
     Senior Vice President &                       President and Chief Investment
     Chief Investment Officer                      Officer; 1993 to 1995 - Senior Vice President
                                                   -Investments; 1996 to present - Chairman &
                                                   Chief Executive Officer, National Life
                                                   Investment Management Company, Inc. ("NLIMC");
                                                   1991 to 1995 - President and Chief Operating
                                                   Officer, NLIMC; 1998 to present - Chief
                                                   Executive Officer - Sentinel Advisors Company;
                                                   1987 to 1997 - Senior Vice President -
                                                   Sentinel Advisors Company

Jeffrey P. Johnson                                 1997 to present - General Counsel;
     General Counsel                               1992 to present - Partner - Law Firm of
                                                   Primmer & Piper, P.C.

Craig A. Smith                                     1996 to present - Senior Vice President;
     Senior Vice President -                       1993 to present - Senior Vice
     Product                                       President - Product; 1992 to 1993 -
                                                   Vice President - Product Development

                            DISTRIBUTION OF POLICIES

     Applications for the Policies are solicited by agents who are licensed by state insurance authorities to sell National Life's variable life insurance policies, and who are also registered representatives of Equity Services, Inc. ("ESI") or registered representatives of broker/dealers who have Selling Agreements with ESI. ESI, whose address is National Life Drive, Montpelier, Vermont 05604, is a registered broker/dealer under the Securities Exchange Act of 1934 (the "1934 Act") and a member of the National Association of Securities Dealers, Inc. (the "NASD"). ESI is an indirect wholly-owned subsidiary of National Life. ESI acts as the principal underwriter, as defined in the 1940 Act, of the Policies, and for the Variable Account pursuant to an Underwriting Agreement to which the Variable Account, ESI and National Life are parties.
The Policies are offered and sold only in those states where their sale is lawful.

     The insurance underwriting and the determination of a proposed Insured's Rate Class and whether to accept or reject an application for a Policy is done by National Life. National Life will refund any premiums paid if a Policy ultimately is not issued or will refund the applicable amount if the Policy is returned under the free look provision.

     Agents are compensated for sales of the Policies on a commission and service fee basis and with other forms of compensation. During the first Policy Year, agent commissions will not be more than 50% of the premiums paid up to a target amount (which is a function of Basic Coverage and which is used primarily to determine commission payments) and 3% of the premiums paid in excess of that amount. For Policy Years 2 through 10, the agent commissions will not be more than 4.0% of the premiums paid up to the target amount, and 3% of premiums paid in excess of that amount. For Year 11 and thereafter, agent commissions will be 1.5% of all premiums paid. For premiums received in the year following an increase in Basic Coverage and attributable to the increase, agent commissions will not be more than 48.5% up to the target amount for the increase. Agents may also receive expense allowances.

                                 POLICY REPORTS

         At least once each Policy Year a statement will be sent to the Owner describing the status of the Policy, including setting forth the Face Amount, the current Unadjusted Death Benefit, any Policy loans and accrued interest, the current Accumulated Value, the non-loaned Accumulated Value in the Fixed Account, the amount held as Collateral in the Fixed Account, the value in each Subaccount of the Variable Account, premiums paid since the last report, charges deducted since the last report, any Withdrawals since the last report, and the current Cash Surrender Value. National Life currently plans to send such statements quarterly. In addition, a statement will be sent to an Owner showing the status of the Policy following the transfer of amounts from one Subaccount of a Variable Account to another, or between the Fixed Account and the Variable Account, the taking out of a loan, a repayment of a loan, a Withdrawal and the payment of any premiums (excluding those paid by bank draft or otherwise under the Automatic Payment Plan).

         An Owner will be sent a semi-annual report containing the financial statements of each Fund in which his or her Policy has Accumulated Value, as required by the 1940 Act.

                                STATE REGULATION

         National Life is subject to regulation and supervision by the Insurance Department of the State of Vermont which periodically examines its affairs. It is also subject to the insurance laws and regulations of all jurisdictions where it is authorized to do business. A copy of the Policy form has been filed with, and where required approved by, insurance officials in each jurisdiction where the Policies are sold. National Life is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.

                                    EXPERTS

         The Financial Statements listed on Page F-1 have been included in this Prospectus, in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

         Actuarial matters included in the Prospectus have been examined by Elizabeth H. MacGowan, A.S.A., MAAA, Associate Actuary -- Product Development of National Life.
                                 LEGAL MATTERS

         Sutherland, Asbill & Brennan LLP of Washington, D.C. has provided advice on legal matters relating to certain aspects of Federal securities law applicable to the issue and sale of the Policies. Matters of Vermont law pertaining to the Policies, including National Life's right to issue the Policies and its qualification to do so under applicable laws and regulations issued thereunder, have been passed upon by Jeffrey P. Johnson, General Counsel of National Life.

         The Variable Account is not a party to any litigation. There are no material legal proceedings involving National Life which are likely to have a material adverse effect upon the Variable Account or upon the ability of National Life to meet its obligations under the Policies. ESI is not engaged in any litigation of any material nature.

         In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits, relating to life insurance pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements. During 1997 several lawsuits of this nature were filed against National Life on behalf of purported classes of persons who purchased certain insurance products from National Life. National Life has highly meritorious defenses and believes that plaintiffs' claims are entirely without merit and further, does not believe that these lawsuits will have any material adverse effect upon its ability to meet its obligations under the Policies.

         National Life is also party to ordinary routine litigation incidental to the business, none of which is expected to have a material adverse effect upon its ability to meet its obligations under the Policies.


                              FINANCIAL STATEMENTS

         The financial statements of National Life appear on the following pages. The financial statements of National Life should be distinguished from any financial statements of the Variable Account and should be considered only as bearing upon National Life's ability to meet its obligations under the Policies. No financial statements of the Variable Account are included herein because, as of the date of this Prospectus, the Subaccounts of the Variable Account that have been established to serve as investment options under the Policies had no assets and had incurred no liabilities.

                                   APPENDIX A
               ILLUSTRATION OF DEATH BENEFITS, ACCUMULATED VALUES
                            AND CASH SURRENDER VALUES

        The following tables illustrate how the Death Benefits, Accumulated Values and Cash Surrender Values of a Policy may change with the investment experience of the Variable Account. The tables show how the Death Benefits, Accumulated Values and Cash Surrender Values of a Policy issued to an Insured of a given age, sex and Rate Class would vary over time if the investment return on the assets held in each Portfolio of each of the Funds were a uniform, gross, annual rate of 0%, 6% and 12%.

        The tables on Pages A-2 to A-7 illustrate a Policy issued with the Insureds being a male age 55 and a female age 50, each in the Preferred Nonsmoker Rate Class with a Face Amount of $1,000,000 and Planned Periodic Premiums of $10,000 paid at the beginning of each Policy Year. Both Death Benefit Option A and Death Benefit Option B, are illustrated. The Death Benefits, Accumulated Values and Cash Surrender Values would be lower if either or both of the Insureds were in a standard nonsmoker, smoker, substandard or uninsurable class since the cost of insurance charges are higher for these classes. Also, the values would be different from those shown if the gross annual investment returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual Policy Years.

        The second column of the tables show the amount to which the premiums would accumulate if an amount equal to those premiums were invested to earn interest, after taxes, at 5% compounded annually. The columns shown under the heading "Guaranteed" assume that throughout the life of the policy, the monthly charge for cost of insurance is based on the maximum level permitted under the Policy (based on the 1980 CSO Table); the columns under the heading "Current" assume that throughout the life of the Policy, the monthly charge for cost of insurance is based on the current cost of insurance rate, Premium Expense Charge and Variable Account Charge, and for Policy Years after year 10, that the currently expected reductions in the Premium Expense Charge, Variable Account Charge and Monthly Administrative Charge are implemented.

        The amounts shown in all tables reflect an averaging of certain other asset charges described below that may be assessed under the Policy, depending upon how premiums are allocated. The totals of the asset charges reflected in the Current and Guaranteed illustrations, including the Variable Account
Charge, are   % and   %, respectively. This total charge is based on an
assumption that an Owner allocates the Policy values equally among the Subaccounts of the Variable Account.

        These asset charges reflect an investment advisory fee of   %, which
represents an average of the fees incurred by the Portfolios during 1997 and
expenses of   % which is based on an average of the actual expenses incurred by the Portfolios during 1997, adjusted, as appropriate, to take into account expense reimbursement arrangements expected to be in place for 1998. For information on Fund expenses, see the prospectuses for the Funds accompanying this prospectus. For some of the Portfolios, the annual expenses used in the illustrations are net of certain reimbursements that may or may not continue.

        The tables also reflect the fact that no charges for Federal or state income taxes are currently made against the Variable Accounts. If such a charge is made in the future, it would take a higher gross annual rate of return to produce the same Policy values.

        The tables illustrate the Policy values that would result based upon the hypothetical investment rates of return if premiums are paid and allocated as indicated, no amounts are allocated to the Fixed Account, and no Policy loans are made. The tables are also based on the assumption that the Owner has not requested an increase or decrease in the Face Amount, that no Withdrawals have been made and no transfers have been made in any Policy Year, and that no Riders have been purchased.

        Upon request, National Life will provide a comparable illustration based upon the proposed Insureds' Ages and Rate Classes, the Death Benefit Option, Face Amount, Planned Periodic Premiums and Riders requested.

                                NATIONAL LIFE
SENTINEL ESTATE BUILDER LAST SURVIVOR FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE
                                  INSURANCE

                             $1,000,000 FACE AMOUNT
                 MALE INSURED ISSUE AGE 55, PREFERRED NONSMOKER
                FEMALE INSURED ISSUE AGE 50, PREFERRED NONSMOKER
               DEATH BENEFIT OPTION A    ANNUAL PREMIUM $10,000

ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 0%


                                                     Guaranteed                                        Current
                 Premiums           -----------------------------------------         -------------------------------------------
End of           Accumulated        Accum-           Cash                             Accum-           Cash
Policy           at 5% Int.         ulated           Surrender        Death           ulated           Surrender          Death
Year             Per Year           Value            Value            Benefit         Value            Value              Benefit
----             --------           -----            -----            -------         -----            -----              -------
1
2
3
4
5

6
7
8
9
10

11
12
13
14
15

16
17
18
19
20
25
30

The Death Benefit may, and the Accumulated Values and Cash Surrender Values will, differ if premiums are paid in different amounts or frequencies.

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

                                  NATIONAL LIFE
SENTINEL ESTATE BUILDER LAST SURVIVOR FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE
                                  INSURANCE

                             $1,000,000 FACE AMOUNT
                 MALE INSURED ISSUE AGE 55, PREFERRED NONSMOKER
                FEMALE INSURED ISSUE AGE 50, PREFERRED NONSMOKER
               DEATH BENEFIT OPTION A    ANNUAL PREMIUM $10,000

              ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 6%


                                                    Guaranteed                                         Current
                Premiums          -------------------------------------------        --------------------------------------------
End of          Accumulated       Accum-            Cash                             Accum-            Cash
Policy          at 5% Int.        ulated            Surrender         Death          ulated            Surrender          Death
Year            Per Year          Value             Value             Benefit        Value             Value              Benefit
----            --------          -----             -----             -------        -----             -----              -------
1
2
3
4
5

6
7
8
9
10

11
12
13
14
15

16
17
18
19
20
25
30

The Death Benefit may, and the Accumulated Values and Cash Surrender Values will, differ if premiums are paid in different amounts or frequencies.

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

                                  NATIONAL LIFE
SENTINEL ESTATE BUILDER LAST SURVIVOR FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE
                                  INSURANCE

                             $1,000,000 FACE AMOUNT
                 MALE INSURED ISSUE AGE 55, PREFERRED NONSMOKER
                FEMALE INSURED ISSUE AGE 50, PREFERRED NONSMOKER
               DEATH BENEFIT OPTION A    ANNUAL PREMIUM $10,000

              ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 12%


                                                  Guaranteed                                           Current
                Premiums            ----------------------------------------          --------------------------------------------
End of          Accumulated         Accum-         Cash                               Accum-            Cash
Policy          at 5% Int.          ulated         Surrender         Death            ulated            Surrender          Death
Year            Per Year            Value          Value             Benefit          Value             Value              Benefit
----            --------            -----          -----             -------          -----             -----              -------
1
2
3
4
5

6
7
8
9
10

11
12
13
14
15

16
17
18
19
20
25
30

The Death Benefit may, and the Accumulated Values and Cash Surrender Values will, differ if premiums are paid in different amounts or frequencies.

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

                                NATIONAL LIFE
SENTINEL ESTATE BUILDER LAST SURVIVOR FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE
                                  INSURANCE

                             $1,000,000 FACE AMOUNT
                 MALE INSURED ISSUE AGE 55, PREFERRED NONSMOKER
                FEMALE INSURED ISSUE AGE 50, PREFERRED NONSMOKER
              DEATH BENEFIT OPTION B     ANNUAL PREMIUM $10,000

              ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 0%


                                                    Guaranteed                                           Current
                Premiums             ------------------------------------------          -------------------------------------------
End of          Accumulated          Accum-           Cash                               Accum-            Cash
Policy          at 5% Int.           ulated           Surrender         Death            ulated            Surrender         Death
Year            Per Year             Value            Value             Benefit          Value             Value             Benefit
----            --------             -----            -----             -------          -----             -----             -------
1
2
3
4
5

6
7
8
9
10

11
12
13
14
15

16
17
18
19
20
25
30

The Death Benefit may, and the Accumulated Values and Cash Surrender Values will, differ if premiums are paid in different amounts or frequencies.

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

\


                                NATIONAL LIFE

SENTINEL ESTATE BUILDER LAST SURVIVOR FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE
                                  INSURANCE

                             $1,000,000 FACE AMOUNT
                 MALE INSURED ISSUE AGE 55, PREFERRED NONSMOKER
                FEMALE INSURED ISSUE AGE 50, PREFERRED NONSMOKER
               DEATH BENEFIT OPTION B    ANNUAL PREMIUM $10,000

              ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 6%


                                                    Guaranteed                                              Current
                Premiums             ------------------------------------------          -------------------------------------------
End of          Accumulated          Accum-           Cash                               Accum-            Cash
Policy          at 5% Int.           ulated           Surrender         Death            ulated            Surrender         Death
Year            Per Year             Value            Value             Benefit          Value             Value             Benefit
----            --------             -----            -----             -------          -----             -----             -------
1
2
3
4
5

6
7
8
9
10

11
12
13
14
15

16
17
18
19
20
25
30

The Death Benefit may, and the Accumulated Values and Cash Surrender Values will, differ if premiums are paid in different amounts or frequencies.

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

                                NATIONAL LIFE
SENTINEL ESTATE BUILDER LAST SURVIVOR FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE
                                  INSURANCE

                             $1,000,000 FACE AMOUNT
                 MALE INSURED ISSUE AGE 55, PREFERRED NONSMOKER
                FEMALE INSURED ISSUE AGE 50, PREFERRED NONSMOKER
               DEATH BENEFIT OPTION B    ANNUAL PREMIUM $10,000

            ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 12%


                                                      Guaranteed                                           Current
                Premiums             -------------------------------------------         -------------------------------------------
End of          Accumulated          Accum-           Cash                               Accum-            Cash
Policy          at 5% Int.           ulated           Surrender         Death            ulated            Surrender         Death
Year            Per Year             Value            Value             Benefit          Value             Value             Benefit
----            --------             -----            -----             -------          -----             -----             -------
1
2
3
4
5

6
7
8
9
10

11
12
13
14
15

16
17
18
19
20
25
30

The Death Benefit may, and the Accumulated Values and Cash Surrender Values will, differ if premiums are paid in different amounts or frequencies.

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

                                   APPENDIX B

                            To be filed by amendment

                          UNDERTAKING TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                             RULE 484 UNDERTAKING

         Article VI, Section 2 of the Bylaws of National Life Insurance Company ("National Life" or the "Company") provides that, in accordance with the provisions of the Section, the Company shall indemnify directors, officers and employees of the Company or any other corporation served at the request of the Company, and their heirs, executors and administrators, shall be indemnified to the maximum extent permitted by law against all costs and expenses, including judgments paid, settlement costs, and counsel fees, reasonably incurred in the defense of any claim in which such person is involved by virtue of his or her being or having been such a director, officer, or employee.

         The Bylaws are filed as Exhibit 1.A.(7) to this Registration
Statement.

         Vermont law authorizes Vermont corporations to provide indemnification to directors, officers and other persons.

         National Life owns a directors and officers liability insurance policy covering liabilities that directors and officers of National Life and its subsidiaries and affiliates may incur in acting as directors and officers.

         Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or other controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                    REPRESENTATION RELATING TO FEES AND CHARGES

         [The representation required by Section 26(e)(2)(A) of the Investment Company Act of 1940 will be included in a pre-effective amendment.]

                      CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents.

         The facing sheet.

         The prospectus consisting of __ pages.
         Undertaking to file reports.
         Rule 484 undertaking.
         Representation relating to fees and charges.
         The signatures.
         Written consents of the following persons:
                 (a) Jeffrey P. Johnson, Esq.*
                 (b) Elizabeth H. MacGowan, A.S.A., M.A.A.A.*
                 (c) Sutherland, Asbill & Brennan.*
                 (d) Price Waterhouse LLP.*

         The following exhibits, corresponding to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:

         1.
           A.
                 (1) Resolutions of the Board of Directors of National Life Insurance Company establishing the National Variable Life Insurance Account.**
                 (2)      Not Applicable.
                 (3)      (a)     Form of Distribution Agreement between
                                  National Life Insurance Company and Equity
                                  Services, Inc.****
                          (b)(1)  Form of Equity Services, Inc. Branch Office
                                  Supervisor Contract.**
                          (b)(2)  Form of Equity Services, Inc. Registered
                                  Representative Contract.**
                          (c)     Schedule of Sales Commissions.*
                 (4)      Not Applicable.
                 (5)      (a)     Specimen Sentinel Estate Builder Policy Form.
                          (b)     Rider for Guaranteed Death Benefit.
                          (c)     Rider for Additional Protection Benefit.
                          (d)     Rider for Policy Split Option.
                          (e)     Rider for Estate Preservation.
                          (f)     Rider for Annually Renewable Term.
                          (g)     Rider for Continuing Coverage.
                          (h)     Rider for Enhanced Death Benefit.
                          (i)     Rider for Automatic Increase.*
                 (6)      (a)     Charter documents of National Life Insurance
                                  Company.**
                          (b)     Bylaws of National Life Insurance Company.**
                 (7)      Not Applicable.
                 (8)      (a)     Form of Participation Agreement by and among
                                  Market Street Fund, Inc., National Life
                                  Insurance Company and Equity Services,
                                  Inc.****
                          (a)(2)  Form of Amendment No. 1 to Participation
                                  Agreement among Market Street Fund, Inc.,
                                  National Life Insurance Company and Equity
                                  Services, Inc.*
                          (b)     Form of Amendment No. 1 to Participation
                                  Agreement Among Variable Insurance Products
                                  Fund, Fidelity Distributors Corporation and
                                  National Life Insurance Company.****
                          (b)(2)  Participation Agreement among Variable
                                  Insurance Products Fund, Fidelity
                                  Distributors Corporation and Vermont Life
                                  Insurance Company (now National Life
                                  Insurance Comapny) dated August 1, 1989.***
                          (b)(3)  Form of Amendment No. 2 to Participation
                                  Agreement among Variable Insurance Products
                                  Fund, Fidelity Distributors Corporation and
                                  National Life Insurance Company.*
                          (c)     Form of Participation Agreement by and among
                                  The Alger American Fund, National Life
                                  Insurance Company and Fred Alger and
                                  Company.****
                          (c)(2)  Form of Amendment No. 1 to Participation
                                  Agreement by and among The Alger American
                                  Fund, National Life Insurance Company and
                                  Fred Alger and Company.*

                          (d) Form of Participation Agreement Among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Vermont Life Insurance Company (now National Life Insurance Company) dated April 1, 1990*****

                          (d)(2) Form of Amendment No 1. to Participation Agreement Among Variable Insurance Products Fund II, Fidelity Distributors Corporation, and National Life Insurance Company (as successor to Vermont Life Insurance Company)******
                          (d)(3) Form of Amendment No. 3 to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and National Life Insurance Company (as successor to Vermont Life Insurance Company)*

                 (9)      Not Applicable.
                 (10)(a)  Sentinel Estate Builder Application Form.
                 (11)     Memorandum describing issuance, transfer and
                          redemption procedures.*
         2. Opinion and Consent of Jeffrey P. Johnson, Esq., as to the legality of the securities being offered.*
         3.      Not Applicable.
         4.      Not Applicable.
         5.      Not Applicable.
         6. Opinion and Consent of Elizabeth H. MacGowan, A.S.A., M.A.A.A., as to actuarial matters pertaining to the securities being registered.*
         7.      (a)      Consent of Price Waterhouse LLP.*
                 (b)      Consent of Sutherland, Asbill & Brennan LLP.*
         8.      Powers of Attorney for Directors.

                 A.       Robert E. Boardman

                 B.

                 C.       Benjamin F. Edwards III

                 D.       E. Miles Prentice III

                 E.       A. Gary Shilling

                 F.

                 G.       Roger B. Porter

                 H.       Thomas R. Williams

                 I.

                 J.       Charles H. Erhart, Jr.

                 K.       Earle H. Harbison, Jr.
------------------
*        To be filed by Amendment.

** Incorporated herein by reference to the Form S-6 Registration Statement (File No. 33-91938) for National Variable Life Insurance Account filed on May 5, 1995.

*** Incorporated herein by reference to Post-Effective Amendment No. 3 to the Form S-6 Registration Statement (File No. 33-16470) for Vermont Variable Life Insurance Account filed April 30, 1990.

**** Incorporated herein by reference to Post Effective Amendment No. 1 to S-6 Registration Statement File No. 33-91938 filed March 12, 1996, Accession Number 0000950133-96-000202.

***** Incorporated herein by reference to Post-Effective Amendment No. 3 to the Form S-6 Registration Statement (File No. 33-16470) for Vermont Variable Life Insurance Company filed April 30, 1990.

****** Incorporated herein by reference to Post Effective Amendment No. 2 to the Form S-6 Registration Statement (File No. 33-91938) filed April 30, 1997 (Accession Number 000.950133-97-001551).

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant, National Variable Life Insurance Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Montpelier and the State of Vermont, on the 21st day of January, 1998.

                                  NATIONAL VARIABLE LIFE INSURANCE ACCOUNT
                                               (Registrant)

                                  By: NATIONAL LIFE INSURANCE COMPANY



Attest: /s/ LISA A. PETTREY       By: /s/ PATRICK E. WELCH
       ---------------------         -----------------------------
                                        Patrick E. Welch
         Assistant Secretary             Chairman of the Board and
                                         Chief Executive Officer

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, National Life Insurance Company has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal fixed and attested, in the City of Montpelier and the State of Vermont, on the 21st day of January, 1998.

                                  NATIONAL LIFE INSURANCE COMPANY
(SEAL)                                      (Depositor)


Attest: /s/ LISA A. PETTREY       By: /s/ PATRICK E. WELCH
       ---------------------         -----------------------------
                                        Patrick E. Welch
         Assistant Secretary             Chairman of the Board and
                                         Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the date(s) set forth below.

Signature                                          Title                             Date
---------                                          -----                             ----



/s/ PATRICK E. WELCH                       Chairman of the Board and                 January 21, 1998
------------------------                   and Chief Executive Officer
Patrick E. Welch




/s/ THOMAS H. MACLEAY                      President, Chief Operating                January 21, 1998
------------------------                   Officer and Director
Thomas H. MacLeay



/s/ JOHN L. LAGUE, JR.                     Vice President & Controller               January 21, 1998
------------------------                   (Chief Accounting Officer)
John L. LaGue, Jr.



Robert E. Boardman*                        Director
------------------                                                                   ------------
Robert E. Boardman



                                           Director
---------------                                                                      ------------
David R. Coates

Benjamin F. Edwards III*                   Director
-----------------------                                                              ------------
Benjamin F. Edwards III



Charles H. Erhart, Jr.*                    Director
----------------------                                                               ------------
Charles H. Erhart, Jr.


Earle H. Harbison, Jr.*                    Director
----------------------                                                               ------------
Earle H. Harbison, Jr.



Roger B. Porter*                           Director
----------------------                                                               ------------
Roger B. Porter



E. Miles Prentice, III*                    Director
----------------------                                                               ------------
E. Miles Prentice, III



                                           Director
----------------                                                                     ------------
Thomas P. Salmon


A. Gary Shilling*                          Director
----------------                                                                     ------------
A. Gary Shilling



Thomas R. Williams*                        Director
------------------                                                                   ------------
Thomas R. Williams



                                           Director
-----------------                                                                    ------------
Patricia K. Woolf




*By /s/ PATRICK E. WELCH                                                   Date: January 21, 1998
   --------------------------
        Patrick E. Welch
        Pursuant to Power of Attorney

                                 EXHIBIT INDEX

         1.
           A.

                 (5)      (a)     Sentinel Estate Builder Policy Form

                          (b)     Rider for Guaranteed Death Benefit

                          (c)     Rider for Additional Protection Benefit

                          (d)     Rider for Policy Split option

                          (e)     Rider for Estate Preservation

                          (f)     Rider for Annually Renewable Term

                          (g)     Rider for Continuing Coverage

                          (h)     Rider for Enhanced Death Benefit

                 (10)     (a)     Sentinel Estate Builder Application Form.

         8.      Powers of Attorney for Directors.
                 a)       Robert E. Boardman
                 c)       Benjamin F. Edwards III
                 d)       E. Miles Prentice III
                 e)       A. Gary Shilling
                 g)       Roger B. Porter
                 h)       Thomas R. Williams
                 j)       Charles H. Erhart, Jr.
                 k)       Earle H. Harbison, Jr.